# NEWCASTLE







*Building on a foundation of solid investments.*





Newcastle Investment Corp. 2002 Annual Report

# Company Profile

[illegible]





*Well positioned to capitalize on the growing real estate securities market.*



# Financial Highlights

(in thousands except per share data)

| | |
|---|---|
| **Pro Forma Operating Data**[(A)] For the Year Ended December 31, 2002 | |
| Interest income | $ 72,856 |
| Other income | 31,335 |
| Interest expense | 47,191 |
| Other expenses | 20,803 |
| Income from continuing operations | $ 36,197 |
| Income from continuing operations per share of common stock, basic and diluted | $ 1.95 |
| Funds from operations (FFO) from continuing operations[(B)] | $ 38,828 |
| FFO from continuing operations per share of common stock, basic and diluted | $ 2.09 |
| Weighted average number of shares of common stock outstanding, basic | 18,560 |
| Weighted average number of shares of common stock outstanding, diluted | 18,570 |
| **Balance Sheet Data** As of December 31, 2002 | |
| Real estate securities, available for sale | $1,069,892 |
| Real estate loans | $ 258,198 |
| Operating real estate | $ 117,123 |
| Total assets | $1,572,567 |
| Debt obligations | $1,217,007 |
| Total liabilities | $1,288,326 |
| Stockholders' equity | $ 284,241 |
| **Supplemental Balance Sheet Data** As of December 31, 2002 | |
| Average credit rating of real estate securities portfolio | BBB- |
| Common shares outstanding | 23,489 |
| Book value per share of common stock | $ 12.10 |
| **Stock Performance Data** | |
| Initial public offering price per share | $ 13.00 |
| Closing share price on December 31, 2002 | $ 15.97 |
| Closing share price on April 15, 2003 | $ 17.06 |
| Dividends declared for the quarter ended December 31, 2002[(C)] | $ 0.45 |
| Dividends declared for the quarter ended December 31, 2002, annualized | $ 1.80 |
| Current dividend yield, annualized, based on April 15, 2003 closing share price | 10.6% |
| Pro forma return on equity for the year ended December 31, 2002[(A)(D)] | 18.3% |

(A) The unaudited pro forma financial data are presented as if the distribution to Newcastle Investment Holdings and the commencement of our operations had been consummated on January 1, 2002. The unaudited pro forma financial data are presented to isolate the operations of those assets and related liabilities transferred to us, and are not necessarily indicative of what our actual consolidated results of operations would have been for the periods presented, nor do they purport to represent the results of any future periods. In the opinion of management, all adjustments necessary to present fairly the unaudited pro forma financial data have been made.

(B) We believe Funds from Operations (FFO) is one appropriate measure of the performance of real estate companies because it provides investors with an understanding of our ability to incur and service debt and make capital expenditures. We also believe that FFO is an appropriate supplemental disclosure of operating performance for a REIT due to its widespread acceptance and use within the REIT and analyst communities. FFO, for our purposes, represents net income available for common shareholders (computed in accordance with accounting principles generally accepted in the United States ("GAAP")), excluding extraordinary items, plus real estate depreciation and amortization, and after adjustments for unconsolidated subsidiaries, if any. We consider gains and losses on resolution of our investments to be a normal part of our recurring operations and therefore do not exclude such gains and losses when arriving at FFO. Adjustments for unconsolidated subsidiaries, if any, are calculated to reflect FFO on the same basis. FFO does not represent cash generated from operating activities in accordance with GAAP and therefore should not be considered an alternative to net income as an indicator of our operating performance or as an alternative to cash flow as a measure of liquidity and is not necessarily indicative of cash available to fund cash needs.

(C) We paid an aggregate dividend of $0.45 per share for the quarter, which included $0.06 per share paid prior to the IPO.

(D) FFO from continuing operations divided by average book equity, gross of accumulated depreciation and accumulated other comprehensive income.

## To Our Stockholders

**"Newcastle's business strategy is designed to produce stable returns to stockholders in varying interest rate and credit cycles."**

We are pleased to present to you the 2002 Annual Report of Newcastle Investment Corp. This is our first annual report following our initial public offering on October 10, 2002, when our shares were listed on the New York Stock Exchange under the symbol NCT. We are very proud of what we have accomplished thus far. We have built a dynamic business with an exceptional management team, and gained the backing of a strong group of investors. We believe the business prospects for Newcastle are truly excellent, and expect to continue to produce high risk-adjusted returns for our stockholders.

Our core business seeks to invest in and manage a diverse portfolio of moderately credit sensitive real estate debt securities and leverage our considerable expertise in real estate, corporate credit, structured finance and capital markets. Our goal is to deliver high, stable returns to stockholders. We achieve this through prudent asset selection and the use of innovative financing structures, which enable us to match the maturities of our assets and liabilities and to reduce our interest rate exposure while giving us the flexibility to manage our credit exposure. We believe that our business model is more conservative and less volatile than many others in the industry.

We reported solid performance for the fourth quarter ended December 31, 2002, representing our first quarterly results since going public. Funds from operations were $10.3 million or $0.45 per share, achieving a return on average book equity of 15.3%. Net income was $9.7 million or $0.43 per share and net income from continuing operations was $9.6 million or $0.42 per share. For the fourth quarter 2002, the Company paid a dividend of $0.45 per share, an increase from the third quarter dividend of $0.40 per share. In addition, the Company has successfully accessed the capital markets twice in the first quarter of 2003. We raised $62.5 million of cumulative redeemable preferred stock with a dividend rate of 9.75%, and issued $472 million of non-recourse debt secured by our third real estate securities portfolio.

While we believe Newcastle's investment strategy will produce superior results in many market environments, current market conditions are especially favorable for us. The commercial mortgage backed securities, asset backed securities and REIT debt markets are robust and deal flow is strong. In the commercial mortgage backed securities market alone, domestic new issuance is expected to be $60 billion for 2003.

Although our management focus is on long-term profitability and performance, we are pleased with the performance of our stock price in the short time since our IPO, and believe the strength of our business plan and operations will continue to attract investor interest and support in these otherwise turbulent times.

Thank you for your commitment and support.

Sincerely,

Wesley R. Edens
*Chairman and Chief Executive Officer*

Kenneth M. Riis
*President*

**"Newcastle is uniquely positioned to take advantage of the tremendous growth of the real estate debt markets."**

# Our Company







**FORTRESS**

**Fortress Investment Group LLC is a global alternative investment and asset management firm with over $3 billion in equity capital under management. Fortress was founded in 1998 by a group of senior professionals led by Wesley R. Edens. Fortress is headquartered in New York City and has offices in London and Rome. Fortress employs over 100 people worldwide across three principal asset management businesses: private equity, real estate securities (Newcastle) and hedge funds.**

Newcastle Investment Corp. is a real estate investment and finance company located in New York City. The Company invests in a diversified portfolio of real estate securities and other real estate-related assets. The Company, which is taxed as a real estate investment trust, seeks to deliver a strong dividend and high risk-adjusted returns on equity to stockholders.

Newcastle was formed in June 2002 to separate the real estate securities and certain of its credit leased real estate businesses from our predecessor, Newcastle Investment Holdings. Newcastle Investment Holdings was formed in May 1998. In October 2002, we completed the initial public offering of our common stock, which is listed on the New York Stock Exchange under the symbol NCT.

We are managed by Fortress Investment Group LLC, a premier investment and asset management firm. Fortress has provided a dedicated Newcastle executive management team with extensive experience across the key disciplines necessary to successfully execute our business model. We also benefit from our manager's investment and structuring expertise as well as a consistent track record of delivering high returns to investors. In addition, Fortress has a significant equity investment in Newcastle.

Our core business strategy is to invest in a diverse portfolio of moderately credit sensitive real estate securities. Newcastle has a highly disciplined approach to managing its assets and funding its business.


INVEST
MATCH FUND
MANAGE ASSETS
Diversified Portfolio
Match Interest Rates and Maturities
Ongoing Credit Surveillance

**INVEST** Our investments include commercial mortgage backed securities, senior unsecured debt issued by property real estate investment trusts, credit leased real estate, asset backed securities and mortgage loans. We generally target securities rated "A" through "BB" with first loss credit protection. Management believes that the best risk-adjusted returns reside in these classes. Newcastle is a dominant investor in the commercial mortgage backed securities market and believe that it represents tremendous opportunities for our Company.

**MATCH FUND** The Company seeks to match fund our assets with respect to interest rates and maturities in order to minimize the impact of interest rate fluctuations on earnings, and to reduce the risk of refinancing our liabilities prior to the maturities of our assets. We make our money by locking-in the difference between the yield on our assets and the cost of our liabilities (net spread) and optimizing this difference over the life of the financing. We also design our financings to provide us with the flexibility to manage the credit profile of our assets on an ongoing basis. All of our investment and financing transactions are structured in-house. We have produced a number of innovative financing structures in order to maximize returns and generate stable cash flows to pay our dividends.

**EARLY SUCCESS**

**Newcastle reported solid performance for the fourth quarter ended December 31, 2002, our first quarter since going public. We reported funds from operations of $10.3 million or $0.45 per share, and we achieved a return on average book equity of 15.3%. Net income was $9.7 million or $0.43 per share, and net income from continuing operations was $9.6 million or $0.42 per share. Newcastle paid an aggregate fourth quarter dividend of $0.45 per share which included $0.06 per share paid prior to the IPO.**

INVESTMENT PHILOSOPHY

**Our investment objective is to create superior risk-adjusted returns for our stockholders with an overall, long-term objective of capital preservation and earnings stability in a variety of credit and interest rate cycles. Our investment philosophy is built around the principles of investing in a moderate amount of credit risk, adhering to strong investment and credit discipline and actively managing our portfolio to achieve our objectives.**

MANAGE ASSETS Newcastle actively manages its credit exposure through portfolio diversification and ongoing asset surveillance and selection. Newcastle has a dedicated team of senior investment professionals experienced in real estate, capital markets, structured finance and asset management. We believe that these critical skills position us well not only to make prudent investment decisions but also to monitor and manage the credit profile of our investment portfolio.







As of December 31, 2002, the Company's assets from our core business strategy consisted of a $1.1 billion real estate securities portfolio, representing approximately 70% of total assets. In addition, Newcastle has investments in credit leased real estate and floating rate residential mortgage loans.

Our real estate securities portfolio is diversified by asset type, industry, location and issuer. Fundamental to our investment philosophy is diversification as a means to minimize the risk of capital loss as well as to enhance our financing terms.

## Securities Portfolio


ASSET TYPE
ABS 6%
REIT 33%
CMBS 61%
No. Securities: 134
Avg. Investment: $7.9 MM
Largest Investment: $28 MM
RATING
N/R 2%
BB 20%
B 10%
AAA 4%
AA 1%
A 3%
BBB 60%
Avg. Rating: BBB—
% Inv. Grade: 68%
COLLATERAL PROPERTY TYPE
Other 6%
Self Storage 1%
Diversified 2%
Industrial 9%
Health Care 5%
Hotel 7%
Multifamily 18%
Office 21%
Retail 31%

# Financial Table of Contents

## Selected Historical Consolidated Financial Information

(in thousands, except per share data)

| | Year Ended December 31, | | | | Period from May 11, 1998 to December 31, |
|---|---|---|---|---|---|
| | 2002 | 2001 | 2000 | 1999 | 1998 |
| **Operating Data** | | | | | |
| Revenues | | | | | |
| Interest and dividend income | $ 73,082 | $ 48,913 | $ 50,985 | $30,288 | $ 4,475 |
| Rental and escalation income | 19,874 | 20,053 | 20,433 | 14,798 | 3,885 |
| Gain (loss) on settlement of investments | 11,417 | 8,438 | 20,836 | 1,765 | (15) |
| Management fee from affiliates | 4,470 | 8,941 | 8,941 | 944 | — |
| Incentive income from affiliates | (1,218) | 28,709 | — | — | — |
| Other income | 18 | 68 | 728 | 66 | (4) |
| | 107,643 | 115,122 | 101,923 | 47,861 | 8,341 |
| Expenses | | | | | |
| Interest expense | 49,527 | 35,863 | 36,897 | 19,741 | — |
| Property operating expense | 8,631 | 8,695 | 8,957 | 7,353 | 1,713 |
| Loan servicing and REO expense | 655 | 254 | 265 | 112 | — |
| General and administrative expense | 2,914 | 1,568 | 3,272 | 2,938 | 1,444 |
| Management fees to affiliate | 9,250 | 14,687 | 15,587 | 8,331 | 6,751 |
| Preferred incentive return to affiliate | 2,856 | 17,188 | — | — | — |
| Depreciation and amortization | 3,199 | 3,574 | 2,926 | 1,693 | 452 |
| | 77,032 | 81,829 | 67,904 | 40,168 | 10,360 |
| Income (loss) before equity in earnings of unconsolidated subsidiaries | 30,611 | 33,293 | 34,019 | 7,693 | (2,019) |
| Equity in earnings (losses) of unconsolidated subsidiaries | 362 | 2,807 | (980) | (3,615) | 117 |
| Income (loss) from continuing operations | 30,973 | 36,100 | 33,039 | 4,078 | (1,902) |
| Income from discontinued operations | 522 | 7,571 | 9,821 | 8,734 | 12,542 |
| Income before change in accounting principle | 31,495 | 43,671 | 42,860 | 12,812 | 10,640 |
| Cumulative effect of change in accounting principle—write off of organizational costs | — | — | — | (513) | — |
| Net income | 31,495 | 43,671 | 42,860 | 12,299 | 10,640 |
| Preferred dividends and related accretion | (1,162) | (2,540) | (2,084) | — | — |
| Income available for common stockholders | $ 30,333 | $ 41,131 | $ 40,776 | $12,299 | $10,640 |
| Net income per share of common stock, basic and diluted | $ 1.68 | $ 2.49 | $ 2.16 | $ 0.59 | $ 0.51 |
| Income (loss) from continuing operations per share of common stock, after preferred dividends and related accretion, basic and diluted | $ 1.65 | $ 2.03 | $ 1.64 | $ 0.19 | $ (0.09) |
| Income from discontinued operations per share of common stock, basic and diluted | $ 0.03 | $ 0.46 | $ 0.52 | $ 0.42 | $ 0.60 |
| Effect of change in accounting principle per share of common stock, basic and diluted | $ — | $ — | $ — | $ (0.02) | $ — |
| Weighted average number of shares of common stock outstanding, basic | 18,080 | 16,493 | 18,892 | 20,917 | 20,862 |
| Weighted average number of shares of common stock outstanding, diluted | 18,090 | 16,493 | 18,892 | 20,917 | 20,862 |
| Dividends declared per share of common stock | $ 2.05 | $ 2.00 | $ 1.50 | $ 2.04 | $ 0.55 |

(continued)

## Selected Historical Consolidated Financial Information (continued)

(in thousands, except per share data)

| | December 31, | | | | |
|---|---|---|---|---|---|
| | 2002 | 2001 | 2000 | 1999 | 1998 |
| **Balance Sheet Data** | | | | | |
| Real estate securities, available for sale | $1,069,892 | $ 522,258 | $ 509,729 | $ 504,669 | $ — |
| Operating real estate, net | $ 113,652 | $ 524,834 | $ 540,539 | $ 558,849 | $ 383,073 |
| Cash and cash equivalents | $ 45,463 | $ 31,360 | $ 10,575 | $ 14,345 | $ 75,596 |
| Total assets | $1,572,567 | $1,262,119 | $1,331,086 | $1,381,600 | $ 765,650 |
| Debt | $1,217,007 | $ 897,390 | $ 975,656 | $ 971,260 | $ 336,845 |
| Stockholders' equity | $ 284,241 | $ 310,545 | $ 300,655 | $ 354,673 | $ 384,924 |

| | Year Ended December 31, | | | | Period from May 11, 1998 to December 31, |
|---|---|---|---|---|---|
| | 2002 | 2001 | 2000 | 1999 | 1998 |
| **Other Data** | | | | | |
| Cash flow provided by (used in): | | | | | |
| Operating activities | $ 21,557 | $ 34,448 | $ 24,823 | $ 32,834 | $ (7,230) |
| Investing activities | $ (682,691) | $ 106,053 | $ 151,632 | $ (683,420) | $(638,844) |
| Financing activities | $ 675,237 | $ (119,716) | $ (180,225) | $ 589,335 | $ 721,670 |
| Funds from Operations (FFO)[(A)] | $ 37,633 | $ 48,264 | $ 53,523 | $ 24,707 | $ 14,337 |

(A) We believe Funds from Operations (FFO) is one appropriate measure of the performance of real estate companies because it provides investors with an understanding of our ability to incur and service debt and make capital expenditures. We also believe that Funds from Operations (FFO) is an appropriate supplemental disclosure of operating performance for a REIT due to its widespread acceptance and use within the REIT and analyst communities. Funds from Operations (FFO), for our purposes, represents net income available for common stockholders (computed in accordance with GAAP), excluding extraordinary items, plus real estate depreciation and amortization, and after adjustments for unconsolidated subsidiaries. We consider gains and losses on resolution of our investments to be a normal part of our recurring operations and, therefore, do not exclude such gains and losses when arriving at Funds from Operations (FFO). In addition, we exclude accrued incentive income from Fortress Investment Fund (Fund I) and include incentive income distributed or distributable from Fund I in accordance with the operating agreement of Fund I since this more accurately reflects cash distributed or distributable to us from Fund I, while our accrued incentive income is based upon the fair value of Fund I's net assets, which is subject to fluctuation in future periods. Adjustments for unconsolidated subsidiaries are calculated to reflect Funds from Operations (FFO) on the same basis. Funds from Operations (FFO) does not represent cash generated from operating activities in accordance with GAAP and therefore should not be considered as an alternative to net income as an indicator of our operating performance or as an alternative to cash flow as a measure of liquidity and is not necessarily indicative of cash available to fund cash needs.

| | Year Ended December 31, | | | | Period from May 11, 1998 to December 31, |
|---|---|---|---|---|---|
| | 2002 | 2001 | 2000 | 1999 | 1998 |
| **Calculation of Funds from Operations (FFO)** | | | | | |
| Income available for common stockholders | $ 30,333 | $ 41,131 | $ 40,776 | $ 12,299 | $ 10,640 |
| Extraordinary item—loss on extinguishment of debt | — | — | — | 2,341 | — |
| Real estate depreciation and amortization | 7,994 | 12,909 | 12,621 | 9,927 | 3,697 |
| Accumulated depreciation on real estate sold | (2,847) | — | — | — | — |
| Real estate depreciation and amortization—unconsolidated subsidiaries | 1,614 | 2,564 | 126 | 140 | — |
| Incentive (income) loss accrued from Fund I[(A)] | 609 | (14,354) | — | — | — |
| Equity in incentive return accrued by Fund I | (70) | 1,645 | — | — | — |
| Distributable incentive income from Fund I[(B)] | — | 4,369 | — | — | — |
| Funds from Operations (FFO) | $ 37,633 | $ 48,264 | $ 53,523 | $ 24,707 | $ 14,337 |

(A) Represents our predecessor's 50% interest in the incentive income as follows:

| | Year Ended December 31, | |
|---|---|---|
| | 2002 | 2001 |
| Total incentive income (loss) | $(1,218) | $ 28,708 |
| Manager portion | 609 | (14,354) |
| Our predecessor's incentive income (loss) | $ (609) | $ 14,354 |

(B) Represents our predecessor's 50% interest in the distributable incentive income:

| | |
|---|---|
| Total distributable incentive income | $ 8,738 |
| Distributable incentive income due to Manager | (4,369) |
| Our predecessor's distributable incentive income | $ 4,369 |

# Management's Discussion and Analysis of Pro Forma Financial Condition and Results of Operations

The following discussion of our pro forma financial condition and results of operations is presented to provide a meaningful discussion of our operations, without regard to the operations of Newcastle Investment Holdings Corp. (referred to as Newcastle Holdings) that were not transferred to us in connection with our formation. The following should be read in conjunction with our consolidated financial statements and notes thereto, and in particular with the unaudited pro forma consolidated statements of income included in Note 13 to our consolidated financial statements, included in this Annual Report.

## GENERAL

We were formed in June 2002 as a wholly-owned subsidiary of Newcastle Holdings for the purpose of separating the real estate securities and credit leased real estate businesses from Newcastle Holdings' other investments. In July 2002, prior to our initial public offering, Newcastle Holdings contributed to us certain assets and liabilities in exchange for 16,488,517 shares of our common stock (as adjusted for an October stock dividend).

Although we were formed as a wholly-owned subsidiary of Newcastle Holdings, for accounting purposes this transaction is presented as a reverse spin-off. Under a reverse spin-off, Newcastle Investment Corp. is treated as the continuing entity and the assets that were retained by Newcastle Holdings and not contributed to us are accounted for as if they were distributed at their historical book basis through a spin-off to Newcastle Holdings. Our operations commenced on July 12, 2002. The following is a discussion and analysis of our operations on a stand alone basis, without regard to the operations treated as if they were distributed to Newcastle Holdings (i.e. without regard to the assets retained by Newcastle Holdings). Certain activities described herein occurred prior to our formation and were consummated by Newcastle Holdings.

The unaudited pro forma consolidated statements of income are presented as if the distribution to Newcastle Holdings and the commencement of our operations had been consummated on January 1, 2002 and 2001, respectively. The historical results of operations of the assets and liabilities distributed to Newcastle Holdings for the period prior to the commencement of our operations have been presented as discontinued operations for those operations that constitute a component of an entity. Of the assets treated as being distributed to Newcastle Holdings, a portfolio of properties located in the U.S. and primarily leased to the General Services Administration, which we refer to as the GSA portfolio, and the mortgage loans each qualify as a component of an entity. The remaining operations related to the other assets and the liabilities treated as being distributed to Newcastle Holdings which are not a component of an entity have been eliminated.

The unaudited pro forma consolidated statements of income are presented for comparative purposes only, and are not necessarily indicative of what our actual consolidated results of operations would have been for the periods presented, nor do they purport to represent the results of any future periods. In the opinion of management, all adjustments necessary to present fairly the unaudited pro forma financial information have been made.

In October 2002, we sold 7 million shares of our common stock in a public offering at a price to the public of $13.00 per share, for net proceeds of approximately $80 million after deducting the underwriters' discount and other offering expenses. A portion of the proceeds of this offering were used to purchase a portfolio of mortgage loans and to make additional investments. Subsequent to this offering, we have 23,488,517 shares of common stock outstanding.

Newcastle Holdings has informed us that it may make a distribution to its stockholders of its holdings of our common stock. However, Newcastle Holdings has agreed with Bear, Stearns & Co. Inc. not to distribute our common stock to its stockholders earlier than April 10, 2003 without the consent of Bear Stearns.

We conduct our business through three primary segments: (i) real estate securities, including our first two CBO securitization transactions, which we refer to as CBO I and CBO II, (ii) revenue-producing real estate, primarily credit leased real estate, including a portfolio of properties located in Canada, which we refer to as our Bell Canada portfolio, and a portfolio of properties located in Belgium, which we refer to as our LIV portfolio, and (iii) real estate loans. Revenues attributable to each segment are disclosed below on a pro forma basis (unaudited) (in thousands).

| | Real Estate Securities | Real Estate | Real Estate Loans | Unallocated | Total |
|---|---|---|---|---|---|
| For the year ended December 31, 2002 | $83,259 | $19,384 | $1,281 | $267 | $104,191 |

## TAXATION

We intend to elect to be taxed as a real estate investment trust, or REIT, under the Internal Revenue Code of 1986, as amended (the "Code"), commencing with our first tax year which began on July 12, 2002, and we intend to continue to operate in such a manner. Our current and continuing qualification as a REIT depends on our ability to meet various tax law requirements, including, among others, requirements relating to the sources of our income, the nature of our assets, the composition of our stockholders, and the timing and amount of distributions that we make.

If we qualify for taxation as a REIT, we will generally not be subject to U.S. federal corporate income tax on our net income that is currently distributed to stockholders. This treatment substantially eliminates the "double taxation" (at the corporate and stockholder levels) that generally results from investment in a corporation under current law. We may, however, nevertheless be subject to certain state, local and foreign income and other taxes, and to U.S. federal income and excise taxes and penalties in certain situations, including taxes on our undistributed income. In addition, our stockholders may be subject to state, local or foreign taxation in various jurisdictions, including those in which they or we transact business or reside. The state, local and foreign tax treatment of us and our stockholders may not conform to the U.S. federal income tax treatment.

If, in any taxable year, we fail to satisfy one or more of the various tax law requirements, we could fail to qualify as a REIT. In addition, if Newcastle Holdings fails to qualify as a REIT and we are treated as a successor to Newcastle Holdings, this could cause us to likewise fail to qualify as a REIT. If we fail to qualify as a REIT for a particular tax year, our income in that year would be subject to U.S. federal corporate income tax (including any applicable alternative minimum tax), and we may need to borrow funds or liquidate certain investments in order to pay the applicable tax, and we would not be compelled by the Code to make distributions. Unless entitled to relief under certain statutory provisions, we would also be disqualified from treatment as a REIT for the four taxable years following the year during which qualification is lost.

Although we currently intend to operate in a manner designed to qualify as a REIT, it is possible that future economic, market, legal, tax or other developments may cause us to fail to qualify as a REIT, or may cause our Board of Directors to revoke the REIT election.

## APPLICATION OF CRITICAL ACCOUNTING POLICIES

Management's discussion and analysis of financial condition and results of operations is based upon our consolidated financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States ("GAAP"). The preparation of financial statements in conformity with GAAP requires the use of estimates and assumptions that could affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities and the reported amounts of revenue and expenses. Actual results could differ from these estimates. The following is a summary of our accounting policies that are most effected by judgments, estimates and assumptions.

We have classified our real estate securities as available for sale. As such, they are carried at market value with net unrealized gains or losses reported as a component of accumulated other comprehensive income. Market value is based primarily upon multiple broker quotations, which provide valuation estimates based upon reasonable market order indications or a good faith estimate thereof. These quotations are subject to significant variability based on market conditions, such as interest rates and spreads. Changes in market conditions, as well as changes in the assumptions or methodology used to determine market value, could result in a significant increase or decrease in our book equity. We must also assess whether unrealized losses on securities, if any, reflect a decline in value which is other than temporary and, accordingly, write the impaired security down to its value through earnings. Significant judgment is required in this analysis. To date, no such write-downs have been made.

Income on these securities is recognized using a level yield methodology based upon a number of assumptions that are subject to uncertainties and contingencies. Such assumptions include the expected disposal date of such security (which generally corresponds to the expected maturity of any related securitization financing) and the rate and timing of principal and interest receipts (which may be subject to prepayments, delinquencies and defaults). These uncertainties and contingencies are difficult to predict and are subject to future events, and economic and market conditions, which may alter the assumptions.

Similarly, our derivative instruments, held for hedging purposes, are carried at market value pursuant to Statement of Financial Accounting Standards ("SFAS") No. 133 "Accounting for Derivative Instruments and Hedging Activities," as amended. Market value is based on counterparty quotations. To the extent they qualify as hedges under SFAS No. 133, net unrealized gains or losses are reported as a component of accumulated other comprehensive income; otherwise, they are reported as a component of current income. Market values of such derivatives are subject to significant variability based on many of the same factors as the securities discussed above. The results of such variability could be a significant increase or decrease in our book equity and/or earnings.

We purchase mortgage loans to be held as long-term investments. We must periodically evaluate each of these loans for possible impairment. Impairment is indicated when it is deemed probable that we will be unable to collect all amounts due according to the contractual terms of the loan. Upon determination of impairment, we would establish a specific valuation allowance with a corresponding charge to earnings. Significant judgment is required both in determining impairment and in estimating the resulting loss allowance. To date, we have determined that no loss allowances have been necessary on the loans in our portfolio.

## RESULTS OF OPERATIONS

Our independent operations commenced in July 2002 and our initial public offering was completed in October 2002. These events resulted in additional capital being deployed to our investments which, in turn, resulted in changes to our results of operations.

### Comparison of the Year Ended December 31, 2002 to the Year Ended December 31, 2001 on a Pro Forma Basis

Interest and dividend income is derived primarily from our investments in real estate securities and increased by $25.2 million or 53%, from $47.7 million to $72.9 million. This increase is primarily the result of interest earned on the real estate securities purchased in connection with our CBO II transaction.

Rental and escalation income is derived from our Bell Canada and LIV portfolios and decreased by $0.2 million or 1%, from $20.1 million to $19.9 million. This decrease is primarily the result of foreign currency fluctuations with respect to our Bell Canada portfolio. Escalation income represents contractual increases in rental income to offset increases in expenses or general price increases over a base amount.

Gain on settlement of investments increased by $4.0 million, from $7.4 million to $11.4 million, primarily as a result of an increase in the volume of sales of real estate securities. Sales of real estate securities are based on a number of factors including credit, asset type and industry and can be expected to increase or decrease from time to time. Periodic fluctuations in the volume of sales of securities is dependent upon, among other things, management's assessment of credit risk, asset concentration, portfolio balance and other factors. The increased volume of sales of securities during this period reflects management's determination that the portfolio required more adjustment than in prior periods.

Interest expense increased by $14.5 million or 44%, from $32.7 million to $47.2 million. This increase is primarily the result of interest on the CBO II securitization ($18.6 million), partially offset by lower interest rates being paid on the variable rate CBO I securities classes ($4.6 million).

Property operating expense on our Bell Canada and LIV portfolios decreased by $0.1 million or 1%, from $8.7 million to $8.6 million, primarily as the result of the same factors which effected rental and escalation income.

Loan servicing expense, primarily trustee fees on our securitizations, increased by $0.5 million or 170%, from $0.2 million to $0.7 million, primarily as a result of the acquisition of the real estate securities purchased in connection with our CBO II transaction.

General and administrative expense increased by $1.6 million, from $1.2 million to $2.8 million, primarily as a result of our increased size.

Management fee expense increased by $0.3 million, from $3.6 million to $3.9 million, based on our increased equity.

Preferred incentive return increased by $2.0 million, to $2.0 million, due to the commencement of our operations and our management agreement.

Depreciation and amortization, primarily of our real estate assets, increased by $0.2 million or 8%, from $2.6 million to $2.8 million, primarily as the result of depreciation on the capital expenditures we made with respect to our real estate assets.

## LIQUIDITY AND CAPITAL RESOURCES

Liquidity is a measurement of our ability to meet potential cash requirements, including ongoing commitments to repay borrowings, fund and maintain investments, and other general business needs. Additionally, to maintain our status as a REIT under the Internal Revenue Code, we must distribute annually at least 90% of our taxable income. Our primary sources of funds for liquidity, in addition to our initial public offering, consist of net cash provided by operating activities, borrowings under loans and the issuance of debt securities. Our loans and debt securities are generally secured directly by our investment assets. As of December 31, 2002, our real estate securities purchased in connection with our CBO I and CBO II transactions as well as our Bell Canada portfolio were securitized, while our LIV portfolio, one of our marketable real estate securities and our mortgage loan portfolio served as collateral for loans.

Our ability to execute our business strategy, particularly the growth of our investment portfolio, depends to a significant degree on our ability to obtain additional capital. Our CBO strategy is dependent upon our ability to place the match funded debt we create in the market at spreads that provide a positive arbitrage. If spreads for CBO liabilities widen or if demand for such liabilities ceases to exist, then our ability to execute future CBO transactions will be severely restricted.

We expect to meet our short-term liquidity requirements generally through our cash flow provided by operations, as well as investment specific borrowings. In addition, at December 31, 2002 we had an unrestricted cash balance of $45.5 million. Our cash flow provided by operations differs from our net income due to four primary factors: (i) depreciation of our real estate, (ii) accretion of discounts on our real estate securities, discounts on our debt, and deferred hedge gains and losses, (iii) straight-lined rental income, and (iv) gains and losses. Proceeds from the sale of real estate securities which serve as collateral for our CBO securitizations, including gains thereon, are required to be retained in the CBO structure until the related bonds are retired and are therefore not available to fund current cash needs.

Our real estate investments are financed long-term and primarily leased to credit tenants with long-term leases and are therefore expected to generate generally stable current cash flows. Our real estate securities are also financed long-term and their credit status is continuously monitored; therefore, these investments are also expected to generate a generally stable current return, subject to interest rate fluctuations. See "Quantitative and Qualitative Disclosures About Market Risk—Interest Rate Exposure" below. We consider our ability to generate cash to be adequate and expect it to continue to be adequate to meet operating requirements both in the short- and long-terms.

We expect to meet our long-term liquidity requirements, specifically the repayment of our debt and our investment funding needs, through additional borrowings, the issuance of debt and/or equity securities and the liquidation or refinancing of our assets at maturity. We believe that the value of these assets is, and will continue to be, sufficient to repay our debt at maturity under either scenario. Our ability to meet our long-term liquidity requirements is subject to obtaining additional equity and debt financing. Decisions by investors and lenders to enter into such transactions with us will depend upon a number of factors, such as our historical and projected financial performance, compliance with the terms of our current credit arrangements, industry and market trends, the availability of capital and our investors' and lenders' policies and rates applicable thereto, and the relative attractiveness of alternative investment or lending opportunities.

We expect that our cash on hand, our cash flow provided by operations, and our financing from Bear, Stearns International Limited in connection with our purchase of securities for our third CBO transaction (as described below) and our subsequent CBO issuance will satisfy our liquidity needs over the next twelve months. However, we currently expect to seek additional capital in order to grow our investment portfolio.

With respect to our real estate assets, we expect to incur approximately $1.8 million of tenant improvements in connection with the inception of leases and capital expenditures during the year ending December 31, 2003.

Our long-term debt existing at December 31, 2002 (gross of $13.8 million of discounts) is expected to mature as follows (in millions):

| | |
|---|---|
| 2003 | $ 251.8 |
| 2004 | 2.0 |
| 2005 | 1.7 |
| 2006 | 58.4 |
| 2007 | 0.0 |
| Thereafter | 916.9 |
| Total | $1,230.8 |

In July 1999, we completed our first CBO securitization, CBO I, whereby a portfolio of real estate securities was contributed to a consolidated subsidiary which issued $437.5 million face amount of investment grade senior securities and $62.5 million face amount of non-investment grade subordinated securities in a private placement. At December 31, 2002, the subordinated securities were retained by us, and the $429.4 million carrying amount of senior securities, which bore interest at a weighted average effective rate, including discount and cost amortization, of approximately 3.99%, had an expected weighted average life of approximately 5.26 years. Two classes of the senior securities bear floating interest rates. We have obtained an interest rate swap and cap in order to hedge our exposure to the risk of changes in market interest rates with respect to these securities, at an initial cost of approximately $14.3 million. CBO I's weighted average effective interest rate, including the effect of such hedges, was 5.63% at December 31, 2002. In addition, in connection with the sale of two classes of securities, we entered into two interest rate swaps and three interest rate cap agreements that do not qualify for hedge accounting.

In April 2002, we refinanced the Bell Canada portfolio through a securitization transaction. At December 31, 2002, the CAD 58.8 million or approximately $37.4 million carrying amount of outstanding securities, which bore interest at a weighted average effective rate, including discount and cost amortization, of approximately 7.07%, had an expected weighted average life of approximately 2.75 years. We have retained one class of the issued securities. In connection with this securitization, we guaranteed certain payments under an interest rate swap to be entered into in 2007 if the securitization is not fully repaid by such date. We believe the fair value of this guarantee is negligible at December 31, 2002.

In April 2002, we completed our second CBO securitization, CBO II, whereby a portfolio of real estate securities was contributed to a consolidated subsidiary which issued $444.0 million face amount of investment grade senior securities and $56.0 million face amount of non-investment grade subordinated securities, in a private placement. At December 31, 2002, the subordinated securities were retained by us, and the $439.1 million carrying amount of senior securities, which bore interest at a weighted average effective rate, including discount and cost amortization, of approximately 3.48%, had an expected weighted average life of approximately 7.36 years. One class of the senior securities bears a floating interest rate. We have obtained an interest rate swap and cap in order to hedge our exposure to the risk of changes in market interest rates with respect to this security, at an initial cost of $1.2 million. CBO II's weighted average effective interest rate, including the effect of such hedges, was 6.16% at December 31, 2002.

In November 2001, we sold the retained subordinated $17.5 million Class E Note from CBO I to a third party for approximately $18.5 million. The Class E Note bore interest at a fixed rate of 8.0% and had a stated maturity of June 2038. The sale of the Class E Note represented an issuance of debt and was recorded as additional CBO bonds payable. In April 2002, a wholly-owned subsidiary of ours repurchased the Class E Note. The repurchase of the Class E Note represented a repayment of debt and was recorded as a reduction of CBO bonds payable. The Class E Note is included in the collateral for CBO II. The Class E Note is eliminated in consolidation.

Pursuant to an agreement entered into in July 2002, Bear, Stearns International Limited (BSIL) will purchase up to $450 million of commercial mortgage-backed securities, REIT debt, real estate loans and asset backed securities, subject to our right to purchase such securities from BSIL. This agreement is treated as a non-hedge derivative for accounting purposes and is therefore marked-to-market through current income; a mark of $0.7 million has been booked to income through December 31, 2002. These securities are expected to be included in a securitization transaction in which we would acquire the equity interest (the CBO III transaction). Pursuant to the agreement, Bear, Stearns & Co. Inc. also has been engaged to structure and serve as lead manager for the CBO III transaction for which it will receive customary fees. As of December 31, 2002, approximately $342.4 million of the $450 million had been accumulated. If the CBO III transaction is not consummated as a result of our failure to acquire the equity interest or otherwise as a result of our gross negligence or willful misconduct, we would be required to either purchase such securities from BSIL or pay BSIL the difference between the price it paid for such securities and the price at which it sold such securities to a third party (a collateral loss). If the CBO III transaction fails to close for any other reason, other than as a result of BSIL's gross negligence or willful misconduct, we would be required to either purchase such securities from BSIL or pay BSIL the lesser of the collateral loss and our deposit. Although we currently anticipate completing the CBO III transaction during the first quarter of 2003, there is no assurance that the CBO III transaction will be consummated. As of December 31, 2002, we estimate that the fair value of the securities purchased by BSIL is in excess of the purchase price paid by BSIL. In November and December 2002, we made deposits aggregating $37.1 million under such agreement, known as the CBO III deposit.

In October 2002, we sold 7 million shares of our common stock in a public offering at a price to the public of $13.00 per share, for net proceeds of approximately $80 million after deducting the underwriters' discount and other offering expenses. A portion of the proceeds of this offering were used to purchase a portfolio of mortgage loans, as described below, and to make other investments, including the CBO III deposit. Subsequent to this offering, we have 23,488,517 shares of common stock outstanding.

In November 2002, we utilized $13.5 million of our offering proceeds to purchase a $260.2 million portfolio of variable rate mortgage loans subject to $246.7 million of variable rate financing. At December 31, 2002, the $258.2 million carrying amount of mortgage loans bore interest at a net weighted average effective rate of approximately 3.40%, and the $246.7 million carrying amount of financing bore interest at a weighted average effective rate of approximately 1.80%.

In November 2002, we refinanced the LIV portfolio. At December 31, 2002, the EUR 60.0 million or approximately $63.0 million carrying amount of debt bore interest at a rate of 5.32% and matures in November 2006.

We declared a distribution of $0.40 per share of common stock to stockholders of record at the close of business on September 27, 2002, Newcastle Holdings and Fortress Principal Investment Holdings LLC, for the quarter ending September 30, 2002. In addition, in October 2002 we declared a distribution of $0.06 per share of common stock to our stockholders of record at the close of business on October 15, 2002, Newcastle Holdings and Fortress Principal Investment Holdings LLC, for the period commencing on October 1, 2002 and ending October 15, 2002. Both distributions were paid in October 2002. In December 2002, we declared a distribution of $0.39 per share of common stock to our stockholders of record at the close of business on December 27, 2002, which included Newcastle Holdings and Fortress Principal Investment Holdings LLC, which was paid in January 2003.

In February 2003, we sold our entire position in agency eligible residential mortgage loans (a portion of our mortgage loan portfolio) with an aggregate unpaid principal balance of approximately $159.0 million for gross proceeds of approximately $162.6 million at a gain of approximately $0.7 million. As a result of the sale, the existing repurchase agreement allocated to the agency eligible loans was satisfied for approximately $153.9 million. Simultaneously, approximately $207.4 million of non-agency/jumbo residential mortgage loans were purchased for a price of approximately $210.2 million. In connection with this purchase, the outstanding balance of the existing repurchase agreement was increased by a net of $45.9 million, after the repayment described above.

## CREDIT, SPREAD AND INTEREST RATE RISK

We are subject to credit and interest rate risk with respect to our investments in real estate securities.

The collateralized mortgage-backed securities (CMBS) we invest in are generally junior in right of payment of interest and principal to one or more senior classes, but benefit from the support of one or more subordinate classes of securities or other form of credit support within a securitization transaction. The REIT securities we invest in reflect comparable credit risk. We believe, based on our intensive due diligence process, that these securities offer attractive risk-adjusted returns with long-term principal protection under a variety of default and loss scenarios. While the expected yield on these securities is sensitive to the performance of the underlying assets, the more subordinated securities or other features of the securitization transaction, in the case of mortgage-backed securities, and the issuer's underlying equity and subordinated debt, in the case of REIT securities, are designed to bear the first risk of default and loss. We further minimize credit risk by actively monitoring our investment portfolio and the underlying credit quality of our holdings and, where appropriate, repositioning our investments to upgrade the credit quality and yield on our investments.

Our portfolio is diversified by asset type, industry, location and issuer. We expect that diversification will also minimize the risk of capital loss.

At December 31, 2002, our real estate securities which serve as collateral for our CBO transactions have an overall weighted average credit rating of approximately Baa3, and approximately 68% of these securities have an investment grade rating (Baa3 or higher).

Our real estate securities are also subject to spread risk. The majority of such securities are fixed rate securities valued based on a market credit spread to U.S. Treasuries. In other words, their value is dependent on the yield demanded on such securities by the market based on their credit relative to U.S. Treasuries. Excessive supply of such securities combined with reduced demand will generally cause the market to require a higher yield on such securities, resulting in the use of a higher (or "wider") spread over the benchmark rate (usually the applicable U.S. Treasury security yield) to value such securities. Under such conditions, the value of our securities portfolio would tend to decline. Conversely, if the spread used to value such securities were to decrease (or "tighten"), the value of our securities would tend to increase. Such changes in the market value of our portfolio may effect our net equity, net income or cash flow directly through their impact on unrealized gains or losses on available-for-sale securities, and therefore our ability to realize gains on such securities, or indirectly through their impact on our ability to borrow and access capital. See "Quantitative and Qualitative Disclosures About Market Risk—Credit Spread Curve Exposure" below.

Furthermore, shifts in the U.S. Treasury yield curve, which represents the market's expectations of future interest rates, would also effect the yield required on our securities and therefore their value. This would have similar effects on our portfolio and our financial position and operations to a change in spreads.

Returns on these investments are sensitive to interest rate volatility. We minimize exposure to interest rate fluctuation through the use of match funded financing structures and hedges. In particular, we finance our real estate securities investments through the issuance of debt securities in the form of CBOs to take advantage of the structural flexibility offered by CBO transactions to buy and sell certain investment positions to manage risk and, subject to certain limitations, to optimize returns. We also utilize interest rate swaps and caps to minimize this risk. As of December 31, 2002, a 100 basis point change in short-term interest rates would affect our earnings by no more than $1.9 million per annum. See "Quantitative and Qualitative Disclosures About Market Risk—Interest Rate Exposure" below.

Interest rate changes may also impact our net book value as our securities and related hedge derivatives are marked-to-market each quarter. Generally, as interest rates increase, the value of our fixed income securities, such as commercial mortgage-backed securities, decreases and as interest rates decrease, the value of such securities will increase. We seek to hedge changes in value attributable to changes in interest rates by entering into interest rate swaps and other derivative instruments. In general, we would expect that over time, decreases in value of our securities portfolio attributable to interest rate changes will be offset to some degree by increases in value of our swaps, and vice versa. However, the relationship between spreads on securities and spreads on swaps may vary from time to time, resulting in a net aggregate book value increase or decline. Our securities portfolio is largely financed to maturity through long-term, collateralized debt obligations that are not callable as a result of book value changes. Accordingly, unless there is a material impairment in value that would result in a payment not being received on a security, changes in the book value of our portfolio will not directly affect our recurring earnings or our ability to pay a dividend.

Furthermore, our CBO strategy is dependent upon our ability to place the match funded debt we create in the market at spreads that provide a positive arbitrage. If spreads for CBO liabilities widen or if demand for such liabilities ceases to exist, then our ability to execute future CBO transactions will be severely restricted.

Similar to our real estate securities portfolio, we are subject to credit and spread risk with respect to our mortgage loan portfolio.

Credit risk refers to each individual borrower's ability to make their required interest and principal payments on the scheduled due dates. Unlike our real estate securities portfolio, our mortgage loan portfolio does not benefit from the support of junior classes of securities, but rather bears the first risk of default and loss. We believe that this credit risk is mitigated through our extensive due diligence process, periodic reviews of the borrower's payment history, delinquency status, and the relationship of the loan balance to the underlying property value.

Our portfolio is diversified by geographic location and by borrower. We believe that this diversification also helps to minimize the risk of capital loss.

Our mortgage loan portfolio is also subject to spread risk. The majority of such loans are floating rate securities valued based on a market credit spread to LIBOR. The value of the loans is dependent upon the yield demanded by the market based on their credit. The value of our portfolio would tend to decline should the market require a higher yield on such loans, resulting in the use of a higher spread over the benchmark rate (usually the applicable LIBOR yield). If the value of our mortgage loan portfolio were to decline, it could affect our ability to refinance such portfolio upon the maturity of the related repurchase agreement.

Any credit or spread losses incurred with respect to our mortgage loan portfolio would affect us in the same way as similar losses on our real estate securities portfolio as described above.

## OFF-BALANCE SHEET ARRANGEMENTS

As of December 31, 2002, we had the following material off-balance sheet arrangements:

- The $37.8 million CBO III deposit, as described above under "Liquidity and Capital Resources."
- A $3.3 million equity interest in a securitization, described in Note 7 to our consolidated financial statements which appear in this Annual Report.
- A guarantee of certain payments under an interest rate swap which may be entered into in 2007 in connection with the securitization of the Bell portfolio.

In the first two cases, our potential loss is limited to the amounts shown above which are included in our consolidated balance sheet. At this time, we do not anticipate a substantial risk of incurring a loss with respect to any of the arrangements.

## INFLATION

Substantially all of our office leases provide for separate escalations of real estate taxes and operating expenses over a base amount, and/or increases in the base rent based on changes in the Belgian Sante Index. We believe that inflationary increases in expenses will generally be offset by the expense reimbursements and contractual rent increases described above.

We believe that our risk of increases in the market interest rates on our floating rate debt as a result of inflation is largely offset by our use of match funding and hedging instruments as described above. See "Quantitative and Qualitative Disclosures About Market Risk—Interest Rate Exposure" below.

## PRO FORMA FUNDS FROM OPERATIONS

We believe Funds from Operations (FFO) is one appropriate measure of the performance of real estate companies because it provides investors with an understanding of our ability to incur and service debt and make capital expenditures. We also believe that Funds from Operations (FFO) is an appropriate supplemental disclosure of operating performance for a REIT due to its widespread acceptance and use within the REIT and analyst communities. Funds from Operations (FFO), for our purposes, represents net income available for common shareholders (computed in accordance with accounting principles generally accepted in the United States ("GAAP")), excluding extraordinary items, plus real estate depreciation and amortization, and after adjustments for unconsolidated subsidiaries, if any. We consider gains and losses on resolution of our investments to be a normal part of our recurring operations and therefore do not exclude such gains and losses when arriving at FFO. Adjustments for unconsolidated subsidiaries, if any, are calculated to reflect FFO on the same basis. FFO does not represent cash generated from operating activities in accordance with GAAP and therefore should not be considered an alternative to net income as an indicator of our operating performance or as an alternative to cash flow as a measure of liquidity and is not necessarily indicative of cash available to fund cash needs.

Funds from Operations (FFO), on a pro forma basis after giving effect to the transactions related to our formation, is calculated as follows (unaudited) (in thousands):

| | For the Year Ended December 31, 2002 |
|---|---|
| Income from continuing operations | $36,197 |
| Real estate depreciation and amortization | 2,631 |
| Funds from Operations (FFO) from continuing operations | $38,828 |

Pro forma Funds from Operations was derived from the Company's segments as follows (unaudited) (in thousands):

| | Book Equity 12/31/02[1] | Average Book Equity for the Year Ended 12/31/02[1] | FFO from Continuing Operations | Return on Equity (ROE)[2] |
|---|---|---|---|---|
| Real estate securities | $201,498 | $152,316 | $41,868 | 27.5% |
| Revenue-producing real estate | 39,129 | 50,585 | 4,273 | 8.4% |
| Real estate loans | 12,278 | 2,168 | 482 | 22.2% |
| Unallocated | 33,759 | 7,200 | (7,795) | N/A |
| Total | 286,664 | $212,269 | $38,828 | 18.3% |
| Accumulated depreciation | (9,460) | | | |
| Accumulated other comprehensive income | 7,037 | | | |
| Net | $284,241 | | | |

(1) Gross of accumulated depreciation and accumulated other comprehensive income.
(2) FFO divided by average book equity.

## Management's Discussion and Analysis of Historical Financial Condition and Results of Operations

The following should be read in conjunction with our consolidated financial statements and notes thereto included in this Annual Report.

### GENERAL

We were formed in June 2002 as a wholly-owned subsidiary of Newcastle Investment Holdings Corp. (referred to as Newcastle Holdings) for the purpose of separating the real estate securities and credit leased real estate businesses from Newcastle Holdings' other investments. In July 2002, prior to our initial public offering, Newcastle Holdings contributed to us certain assets and liabilities in exchange for 16,488,517 shares of our common stock (as adjusted for an October stock dividend).

Although we were formed as a wholly-owned subsidiary of Newcastle Holdings, for accounting purposes this transaction is presented as a reverse spin-off. Under a reverse spin-off, Newcastle Investment Corp. is treated as the continuing entity and the assets that were retained by Newcastle Holdings and not contributed to us are accounted for as if they were distributed at their historical book basis through a spin-off to Newcastle Holdings. Our operations commenced on July 12, 2002.

Management's Discussion and Analysis of Pro Forma Financial Condition and Results of Operations on the preceding pages pertains to current and historical information regarding our operations on a stand-alone basis. The analysis in this section discusses such information by treating us as the successor to Newcastle Holdings and therefore includes historical information, through the date of the commencement of our operations, regarding operations of Newcastle Holdings which were distributed to it and therefore are unrelated to our ongoing operations. Transactions completed by Newcastle Holdings related to investments retained by Newcastle Holdings (not contributed to us) are referred to as being completed by our predecessor.

Newcastle Holdings was incorporated on May 11, 1998 and was initially capitalized through the sale of 50 shares of common stock for $1,000. In June 1998, Newcastle Holdings completed a private offering, including an over-allotment option, for the sale of 20,912,401 shares of common stock for proceeds of approximately $384.5 million, net of expenses. In addition, in July 1998, certain employees of Fortress Investment Group LLC purchased an aggregate of 4,288 shares of the common stock of Newcastle Holdings resulting in additional proceeds of approximately $0.1 million. In 2000 and 2001, Newcastle Holdings repurchased an aggregate of 4,428,222 shares of its common stock for $32.4 million of cash and $46.3 million of newly issued shares of its Series A Cumulative Convertible Preferred Stock (the "Series A Preferred"). At the date of the commencements of our operations, Newcastle Holdings had 16,488,517 shares of its common stock outstanding. The Series A Preferred was fully redeemed by June 14, 2002.

Our predecessor conducted its business through four primary segments: (1) real estate securities, (2) revenue-producing real estate, primarily credit leased real estate, (3) its investment in Fortress Investment Fund LLC ("Fund I") and (4) real estate loans. Newcastle Holdings' investments in real estate securities and a portion of its investments in revenue-producing real estate were contributed to us. The real estate (GSA portfolio) and real estate loans operations distributed to Newcastle Holdings have been treated as discontinued operations, because they constituted a component of an entity, while the other operations distributed to Newcastle Holdings, including the investment in Fund I, have not been treated as such, because they did not constitute a component of an entity as defined in SFAS No. 144 "Accounting for the Impairment or Disposal of Long-Lived Assets." Revenues attributable to each segment are disclosed below (in thousands).

| | Real Estate Securities | Real Estate | Real Estate Loans | Fortress Investment Fund | Unallocated | Totals |
|---|---|---|---|---|---|---|
| **For the year ended December 31, 2002:** | | | | | | |
| **Revenues** | **$83,259** | **$19,384** | **$1,281** | **$ 3,287** | **$ 432** | **$107,643** |
| For the year ended December 31, 2001: | | | | | | |
| Revenues | $ 54,961 | $ 20,249 | $ — | $38,297 | $ 1,615 | $ 115,122 |
| For the year ended December 31, 2000: | | | | | | |
| Revenues | $ 46,893 | $ 20,640 | $ — | $ 8,941 | $25,449 | $ 101,923 |

### APPLICATION OF CRITICAL ACCOUNTING POLICIES

Management's discussion and analysis of financial condition and results of operations is based upon our consolidated financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States ("GAAP"). The preparation of financial statements in conformity with GAAP requires the use of estimates and assumptions that could affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities and the reported amounts of revenue and expenses. Actual results could differ from these estimates. The following is a summary of our predecessor's accounting policies that were most effected by judgments, estimates and assumptions.

The investment in Fund I was retained by Newcastle Holdings. The managing member of Fund I is Fortress Fund MM LLC (the "Fund I Managing Member"), which is owned jointly, through subsidiaries, by Newcastle Holdings, approximately 94%, and the Manager, approximately 6%. The Fund I Managing Member is entitled to an incentive return (the "Fund Incentive Return") generally equal to 20% of Fund I's returns, as defined, subject to: (1) a 10% preferred return payable to the Fund I investors and (2) a clawback provision which requires amounts previously distributed as Fund Incentive Return to be returned to Fund I if, upon liquidation of Fund I, the amounts ultimately distributed to each investor do not meet a 10% preferred return to the investors. Fund I is managed by the Manager pursuant to the Fund I Managing Member's operating agreement and a management agreement between the Manager and the Fund I Managing Member. In accordance with those documents, (1) the Manager is entitled to 100% of the management fee payable by Fund I, (2) the Manager is entitled to 50% of the Fund Incentive Return payable by Fund I, (3) Newcastle Holdings is entitled to 50% of the Fund Incentive Return payable by Fund I and (4) Newcastle Holdings is entitled to receive 100% of the investment income or loss attributable to the capital invested in Fund I by the Fund I Managing Member. The Manager of Fund I also manages Newcastle and Newcastle Holdings. We consolidated the financial results of the Fund I Managing Member through our predecessor until the date of the commencement of our operations because our predecessor owned substantially all of the voting interest in the Fund I Managing Member. As a result, the financial statements reflect all of the Fund Incentive Return payable to the Fund I Managing Member, including the 50% portion payable to the Manager which is treated as Incentive Return to Affiliates, through the date of the commencement of our operations.

The Fund Incentive Return is payable on an asset-by-asset basis, as realized. Accordingly, a Fund Incentive Return may be paid to the Fund I Managing Member in connection with a particular Fund I investment if and when such investment generates proceeds to Fund I in excess of the capital called with respect to such investment, plus a 10% preferred return thereon. If, upon liquidation of Fund I, the aggregate amount paid to the Fund I Managing Member as Fund Incentive Return exceeds the amount actually due to the Fund I Managing Member (that is, amounts that should instead have been paid to investors) after taking into account the aggregate return to investors, the excess is required to be returned by the Fund I Managing Member (that is "clawed back") to Fund I.

Our predecessor received a credit against management fees otherwise payable under the Management Agreement with the Manager for management fees and any Fund Incentive Return paid to the Manager by Fund I in connection with our predecessor's investment in Fund I. Our predecessor had adopted Method 2 of Emerging Issues Task Force Topic D-96 which specifies that companies with management arrangements that contain a performance based incentive return that is not finalized until the end of a period of time specified in the contract may record such return as revenue in the amount that would be due under the formula at any point in time as if the incentive return arrangement was terminated at that date.

Our predecessor recorded as incentive income the amount that would be due based on the fair value of the assets in Fund I exceeding the required return at a specific point in time as if the management arrangement was terminated on that date. Based on this methodology, our net income in each reporting period through the date of the commencement of our operations reflected changes in the fair value of the assets in Fund I. The fair value of the assets in Fund I is determined by the Fund I Managing Member pursuant to guidelines established by Fund I's board of directors. Due to the inherent uncertainty of valuations of investments without a public market, the estimates of value may differ from the values that are ultimately realized by Fund I, and the differences could be material. Such estimates of fair value can fluctuate from quarter to quarter, which resulted in material fluctuations in the amount of Fund Incentive Return recorded.

## RESULTS OF OPERATIONS

Our independent operations commenced in July 2002 and our initial public offering was completed in October 2002. These events resulted in additional capital being deployed to our investments which, in turn, resulted in changes to our results of operations. Furthermore, the historical results of operations described below include the operations of our predecessor through the date of the commencement of our operations. Therefore, many items discussed below will not have a continuing impact on our operations.

### Comparison of the Year Ended December 31, 2002 to the Year Ended December 31, 2001

Interest and dividend income increased by $24.2 million or 49%, from $48.9 million to $73.1 million. This increase is primarily the result of interest earned on the real estate securities purchased in connection with our CBO II transaction.

Rental and escalation income decreased by $0.2 million or 1%, from $20.1 million to $19.9 million. This decrease is primarily the result of foreign currency fluctuations with respect to our Bell Canada portfolio.

Gain on settlement of investments increased by $3.0 million, from $8.4 million to $11.4 million, primarily as a result of an increase in the volume of sales of certain real estate securities. Sales of real estate securities are based on a number of factors including credit, asset type and industry and can be expected to increase or decrease from time to time. Periodic fluctuations in the volume of sales of securities is dependent upon, among other things, management's assessment of credit risk, asset concentration, portfolio balance and other factors. The increased volume of sales of securities during this period reflects management's determination that the portfolio required more adjustment than in prior periods.

Equity in earnings of unconsolidated subsidiaries decreased by $2.4 million or 87%, from $2.8 million to $0.4 million, as a result of the elimination of income from our predecessor's investments in Fund I and Austin Holdings Corporation subsequent to their distribution to Newcastle Holdings.

Management fee income from Fund I, all of which is payable to the Manager and is therefore included in management fee expense, had no net effect on our reported operations.

Incentive Income from our predecessor's investment in Fund I of $1.2 million of loss was recorded during the period. We recorded as Fund Incentive Return the amount that would be due based on the fair value of the assets in Fund I exceeding the required return as if the management arrangement was terminated, through the date of this investment's distribution to Newcastle Holdings. During the period, the amount previously recognized as Fund Incentive Return in 2001 was reduced due to losses incurred in Fund I. The calculation of incentive income is more fully discussed above.

Interest expense increased by $13.6 million or 38%, from $35.9 million to $49.5 million. This increase is primarily the result of interest on the CBO II securitization ($18.6 million), partially offset by lower interest rates being paid on the variable rate CBO securities classes ($4.6 million).

Property operating expense decreased by $0.1 million or 1%, from $8.7 million to $8.6 million, primarily as the result of the same factors which effected rental and escalation income.

Loan servicing and REO expense increased by $0.4 million or 158%, from $0.3 million to $0.7 million, primarily as a result of the acquisition of the real estate securities purchased in connection with our CBO II transaction.

General and administrative expense increased by $1.3 million, from $1.6 million to $2.9 million, primarily as a result of increased insurance costs.

Management fee expense decreased by $5.4 million, from $14.7 million to $9.3 million, based on the reduction in our equity resulting from the distribution of assets to Newcastle Holdings. Management fee expense includes management fees related to Fund I through the date of the distribution of such investment to Newcastle Holdings, that decreased by $4.5 million, which are directly offset by management fee income.

Preferred incentive return decreased by $14.3 million, from $17.2 million to $2.9 million, primarily as a result of decreased earnings on our predecessor's investment in Fund I, prior to this investment's distribution to Newcastle Holdings.

Depreciation and amortization decreased by $0.4 million or 10%, from $3.6 million to $3.2 million, primarily as the result of the elimination of amortization of certain costs related to our predecessor's investment in Fund I, prior to this investment's distribution to Newcastle Holdings.

Preferred dividends and related accretion decreased by $1.3 million, from $2.5 million to $1.2 million, as a result of the redemption of such stock in June 2002.

### Comparison of the Year Ended December 31, 2001 to the Year Ended December 31, 2000

Interest and dividend income decreased by $2.1 million or 4.1%, from $51.0 million to $48.9 million. This decrease is primarily the result of a decrease in dividend income from our ICH stock subsequent to our acquisition of ICH ($1.5 million) and a decrease in bank interest due to lower cash balances ($1.3 million), offset by an increase related to the securities acquired from ICH in November 2000 ($1.1 million).

Rental and escalation income decreased by $0.3 million or 1.9%, from $20.4 million to $20.1 million. This decrease is primarily the result of foreign currency fluctuations related to our Bell Canada and LIV portfolios.

Gain on settlement of investments decreased by $12.4 million, from $20.8 million to $8.4 million, primarily as a result of gains taken on assets acquired from ICH in 2000 ($19.8 million) offset by gains on sales of certain real estate securities in 2001 ($7.4 million). Sales of real estate securities are based on a number of factors including credit, asset type and industry and can be expected to increase or decrease from time to time. Periodic fluctuations in the volume of sales of securities is dependent upon, among other things, management's assessment of credit risk, asset concentration, portfolio balance and other factors. The increased volume of sales of securities during this period reflects management's determination that the portfolio required more adjustment than in prior periods.

Equity in earnings of unconsolidated subsidiaries increased by $3.8 million, primarily as a result of income from our predecessor's investment in Fund I. Fund I was more fully invested in 2001 and therefore generated more income.

Incentive Income from our predecessor's investment in Fund I increased by $28.7 million as a result of the incentive threshold being reached in 2001.

Interest expense decreased by $1.0 million or 2.8%, from $36.9 million to $35.9 million. This decrease is primarily the result of lower interest rates being paid on the variable rate CBO I securities classes ($2.9 million), offset by increased interest on our predecessor's credit facility due to a higher average outstanding balance ($1.4 million).

Property operating expense decreased by $0.3 million or 2.9%, from $9.0 million to $8.7 million, primarily as the result of foreign currency fluctuations related to our Bell Canada and LIV portfolios.

Loan servicing expense remained approximately the same at $0.3 million.

General and administrative expense decreased by $1.7 million, from $3.3 million to $1.6 million, primarily as a result of decreased professional fee expenses.

Management fee expense decreased by $0.9 million, from $15.6 million to $14.7 million, based on the reduction in our equity resulting from the repurchase of 4.4 million shares of our common stock in late 2000.

Preferred incentive return increased by $17.2 million primarily as a result of reaching the incentive return thresholds in both our management agreement and in Fund I's agreement in 2001.

Depreciation and amortization increased by $0.7 million or 22%, from $2.9 million to $3.6 million, primarily as the result of the amortization of certain costs related to our predecessor's, investment in Fund I.

Preferred dividends and related accretion increased by $0.5 million as a result of the issuance of such stock in 2000.

## LIQUIDITY AND CAPITAL RESOURCES

See Management's Discussion and Analysis of Pro Forma Financial Conditions and Results of Operations—Liquidity and Capital Resources for a discussion of our current liquidity and capital resources.

The following is a discussion of our predecessor's historical liquidity and capital resources, primarily related to operations distributed to them.

Our primary sources of funds for liquidity, subsequent to our predecessor's private equity offering in 1998, have consisted of net cash provided by operating activities, borrowings under loans, the issuance of debt securities and the settlement of investments.

Our predecessor had certain investments in, and commitments to, two unconsolidated subsidiaries as described below. Both of these investments, and the related commitments, were distributed to Newcastle Holdings.

Newcastle Holdings committed to contribute approximately $100 million to Fund I, along with other major institutional investors who, together with Newcastle Holdings and its affiliates, committed approximately $872.8 million over the three years ending April 28, 2003.

In 1998, Newcastle Holdings and Fortress Principal Investment Group LLC ("FPIG"), an affiliate of our manager, formed Austin Holdings Corporation ("Austin"). FPIG contributed cash and Newcastle Holdings contributed its interest in entities that owned certain assets, primarily non-performing loans and foreclosed real estate intended for sale, which it originally acquired as part of a loan pool acquisition. The assets Newcastle Holdings contributed, and any income generated from them, are not well suited to be held by a REIT for the reasons described below. If the assets were treated as inventory held for sale in the ordinary course of business, any gain from the sale of these assets would be subject to a 100% excise tax in the hands of a REIT. By holding these assets indirectly through Austin, a corporate entity, Newcastle Holdings instead received dividend income from the corporation, which is not subject to the 100% excise tax, and is treated as qualifying income for purposes of the 95% income test that applies to REITs. Newcastle Holdings held non-voting preferred stock of Austin. Newcastle Holdings' preferred stock in Austin represented a 95% economic ownership interest in Austin and had a liquidation preference over the common stockholders. Newcastle Holdings' interest in Austin was accounted for under the equity method. Newcastle Holdings acquired stock that is non-voting in order to comply with the rule that REITs generally may not hold more than 10% of the voting stock of any corporation. FPIG was the holder of all of the common stock, which represented 100% of the vote and 5% of the economic ownership interest in Austin. Austin also owned 100% of the common stock of Ascend Residential Holdings, Inc. ("Ascend"). Ascend's primary business was the acquisition, rehabilitation and sale of single-family residential properties.

In May 1999, Newcastle Holdings closed on the $399.1 million GSA securitization. The GSA securitization, and related assets, were retained by Newcastle Holdings.

In November 1999, Newcastle Holdings securitized a U.S. commercial mortgage loan by issuing $55.6 million of bonds. The bonds were also secured by a $15.0 million letter of credit. These obligations were repaid in December 2001.

In November 1999, Newcastle Holdings obtained the $24.8 million GSA Kansas City mortgage, which was repaid in May 2002 upon sale of the related asset.

In July 2000, Newcastle Holdings entered into a $40 million revolving credit agreement, which bore interest at LIBOR +4.25% and was due in July 2003. Newcastle Holdings hedged its exposure to the risk of changes in market interest rates with respect to the credit agreement by obtaining an interest rate swap. This credit agreement was retained by Newcastle Holdings.

Net cash flow provided by operating activities decreased from $34.4 million for the year ended December 31, 2001 to $21.6 million for the year ended December 31, 2002. It increased from $24.8 million for the year ended December 31, 2000 to $34.4 million for the year ended December 31, 2001. These changes resulted from the acquisition and settlement of Newcastle's investments as described above, including the distribution of investments to Newcastle Holdings.

Investing activities provided (used) ($682.7 million), $106.1 million and $151.6 million during the years ended December 31, 2002, 2001 and 2000, respectively. Investing activities consisted primarily of the acquisition and improvement of properties and the investments made in certain real estate securities, net of proceeds from the settlement of debt and equity investments as well as the sale of properties.

Financing activities provided (used) $675.2 million, ($119.7 million) and ($180.2 million) during the years ended December 31, 2002, 2001 and 2000, respectively. The borrowings and debt issuances described above served as the primary sources of cash flow from financing activities. Offsetting uses included the payment of related deferred financing costs (including the purchase of hedging instruments), the payment of dividends, the redemption of common and preferred stock and the repayment of debt as described above.

See the consolidated statements of cash flows in our consolidated financial statements included in this Annual Report for a reconciliation of our cash position (including our predecessor's cash position prior to the commencement of our operations) for the periods described herein.

## FUNDS FROM OPERATIONS

We believe Funds from Operations (FFO) is one appropriate measure of the performance of real estate companies because it provides investors with an understanding of our ability to incur and service debt and make capital expenditures. We also believe that Funds from Operations (FFO) is an appropriate supplemental disclosure of operating performance for a REIT due to its widespread acceptance and use within the REIT and analyst communities. Funds from Operations (FFO), for our purposes, represents net income available for common shareholders (computed in accordance with accounting principles generally accepted in the United States (GAAP)), excluding extraordinary items, plus real estate depreciation and amortization, and after adjustments for unconsolidated subsidiaries. We consider gains and losses on resolution of our investments to be a normal part of our recurring operations and therefore do not exclude such gains and losses when arriving at Funds from Operations (FFO). In addition, we excluded accrued incentive income from our predecessor's investment in Fortress Investment Fund LLC (Fund I) and included incentive income distributed or distributable from Fund I in accordance with the operating agreement of Fund I since this reflects cash distributed or distributable from Fund I, while accrued incentive income is based upon the fair value of Fund I's net assets, which is subject to fluctuation. Adjustments for unconsolidated subsidiaries are calculated to reflect Funds from Operations (FFO) on the same basis. Funds from Operations (FFO) does not represent cash generated from operating activities in accordance with GAAP and therefore should not be considered an alternative to net income as an indicator of operating performance or as an alternative to cash flow as a measure of liquidity and is not necessarily indicative of cash available to fund cash needs.

Funds from Operations is calculated as follows (unaudited) (in thousands):

| | For the Year Ended December 31, | | |
|---|---|---|---|
| | 2002 | 2001 | 2000 |
| Income available for common stockholders | $30,333 | $ 41,131 | $40,776 |
| Real estate depreciation and amortization | 7,994 | 12,909 | 12,621 |
| Accumulated depreciation on real estate sold | (2,847) | — | — |
| Real estate depreciation and amortization—unconsolidated subsidiaries | 1,614 | 2,564 | 126 |
| Incentive income accrued from Fund I[(A)] | 609 | (14,354) | — |
| Equity in incentive return accrued by Fund I | (70) | 1,645 | — |
| Distributable incentive income from Fund I[(B)] | — | 4,369 | — |
| Funds from Operations (FFO) | $37,633 | $ 48,264 | $53,523 |

| | | |
|---|---|---|
| (A) Represents our predecessor's 50% interest in the incentive income as follows: | | |
| Total incentive income | $(1,218) | $ 28,708 |
| Manager portion | 609 | (14,354) |
| Our predecessor's incentive income | $ (609) | $ 14,354 |
| (B) Represent our predecessor's 50% interest in the distributable incentive income: | | |
| Total distributable incentive income | | $ 8,738 |
| Distributable incentive income due to Manager | | (4,369) |
| Our predecessor's distributable incentive income | | $ 4,369 |

## Quantitative and Qualitative Disclosures About Market Risk

Market risk is the exposure to loss resulting from changes in interest rates, credit spreads, foreign currency exchange rates, commodity prices and equity prices. The primary market risks that we are exposed to are interest rate risk and foreign currency exchange rate risk. Interest rate risk and foreign currency exchange rate risk are highly sensitive to many factors, including governmental monetary and tax policies, domestic and international economic and political considerations and other factors beyond our control. All of our market risk sensitive assets, liabilities and related derivative positions are for non-trading purposes only.

*Interest Rate Exposure*—Our primary interest rate exposures relate to our loans, mortgage backed securities and variable-rate debt, as well as our interest rate swaps and caps. Changes in the general level of interest rates can effect our net interest income, which is the difference between the interest income earned on interest-earning assets and the interest expense incurred in connection with our interest-bearing liabilities. Changes in the level of interest rates also can effect, among other things, our ability to originate and acquire loans and securities, the value of our loans and securities, and our ability to realize gains from the settlement of such assets.

While we have not experienced any significant credit losses, in the event of a significant rising interest rate environment and/or economic downturn, mortgage and loan defaults may increase and result in credit losses that would adversely affect our liquidity and operating results.

Interest rates are highly sensitive to many factors, including governmental monetary and tax policies, domestic and international economic and political conditions, and other factors beyond our control. Our general financing strategy focuses on the use of match-funded financing structures. This means that we seek to match the maturities of our financial obligations with the maturities of our investments to minimize the risk that we have to refinance our liabilities prior to the maturities of our assets, and to reduce the impact of changing interest rates on earnings. In addition, we generally match-fund interest rates with like-kind debt (i.e., fixed-rate assets are financed with fixed-rate debt and floating-rate assets are financed with floating-rate debt), directly or through the use of interest rate swaps, caps, or other financial instruments, or through a combination of these strategies.

Interest rate swaps are agreements in which a series of interest rate flows are exchanged with a third party (counterparty) over a prescribed period. The notional amount on which swaps are based is not exchanged. In general, our swaps are "pay fixed" swaps involving the exchange of variable-rate interest payments from the counterparty for fixed interest payments from us. This can effectively convert a variable-rate obligation into a fixed-rate obligation.

Similarly, an interest rate cap or floor agreement is a contract in which we purchase a cap or floor contract on a notional face amount. We will make an up-front payment to the counterparty for which the counterparty agrees to make future payments to us should the reference rate (typically one- or three-month LIBOR) rise above (cap agreements) or fall below (floor agreements) the "strike" rate specified in the contract. Should the reference rate rise above the contractual strike rate in a cap, we will earn cap income; should the reference rate fall below the contractual strike rate in a floor, we will earn floor income. Payments on an annualized basis will equal the contractual notional face amount multiplied by the difference between the actual reference rate and the contracted strike rate.

While a REIT may utilize these types of derivative instruments to hedge interest rate risk on its liabilities or for other purposes, such derivative instruments could generate income that is not qualified income for purposes of maintaining REIT status. As a consequence, we may only engage in such instruments to hedge such risks within the constraints of maintaining our standing as a REIT. We do not enter into derivative contracts for speculative purposes nor as a hedge against changes in credit risk.

The above strategies are specifically designed to reduce our exposure, on specific transactions or on a portfolio basis, to changes in cash flows as a result of interest rate movements in the market. In this regard, we utilize securitization structures, particularly CBOs, as well as other match-funded financing structures. Our financing strategy is dependent on our ability to place the match-funded debt we create in the market at spreads that provide a positive arbitrage. If spreads for CBO liabilities widen or if demand for such liabilities ceases to exist, then our ability to execute future CBO transactions will be severely restricted.

While our strategy is to utilize interest rate swaps, caps and match-funded financings in order to limit the effects of changes in interest rates on our operations, there can be no assurance that our profitability will not be adversely affected during any period as a result of changing interest rates. As of December 31, 2002, a 100 basis point change in short term interest rates would effect our earnings by no more than $1.9 million per annum.

Our hedging transactions using derivative instruments also involve certain additional risks such as counterparty credit risk, the enforceability of hedging contracts and the risk that unanticipated and significant changes in interest rates will cause a significant loss of basis in the contract. The counterparties to our derivative arrangements are major financial institutions with high credit ratings with which we and our affiliates may also have other financial relationships. As a result, we do not anticipate that any of these counterparties will fail to meet their obligations. There can be no assurance that we will be able to adequately protect against the foregoing risks and will ultimately realize an economic benefit that exceeds the related amounts incurred in connection with engaging in such hedging strategies.

Interest rate changes may also impact our net book value as our securities and related hedge derivatives are marked-to-market each quarter. Generally, as interest rates increase, the value of our fixed income securities, such as commercial mortgage backed securities, decreases and as interest rates decrease, the value of such securities will increase. We seek to hedge changes in value attributable to changes in interest rates by entering into interest rate swaps and other derivative instruments. In general, we would expect that over time, decreases in value of our securities portfolio attributable to interest rate changes will be offset to some degree by increases in value of our swaps, and vice versa. However, the relationship between spreads on securities and spreads on swaps may vary from time to time, resulting in a net aggregate book value increase or decline. Our securities portfolio is largely financed to maturity through long term, collateralized debt obligations that are not callable as a result of book value changes. Accordingly, unless there is a material impairment in value that would result in a payment not being received on a security, changes in the book value of our portfolio will not directly affect our recurring earnings or our ability to pay a dividend.

***Credit Spread Curve Exposure***—Our real estate securities are also subject to spread risk. The majority of such securities are fixed rate securities valued based on a market credit spread to U.S. Treasuries. In other words, their value is dependent on the yield demanded on such securities by the market based on their credit relative to U.S. Treasuries. Excessive supply of such securities combined with reduced demand will generally cause the market to require a higher yield on such securities, resulting in the use of a higher (or "wider") spread over the benchmark rate (usually the applicable U.S. Treasury security yield) to value such securities. Under such conditions, the value of our securities portfolio would tend to decline. Conversely, if the spread used to value such securities were to decrease (or "tighten"), the value of our securities portfolio would tend to increase. Such changes in the market value of our portfolio may effect our net equity, net income or cash flow directly through their impact on unrealized gains or losses on available-for-sale securities, and therefore our ability to realize gains on such securities, or indirectly through their impact on our ability to borrow and access capital.

Furthermore, shifts in the U.S. Treasury yield curve, which represents the market's expectations of future interest rates, would also effect the yield required on our securities and therefore their value. This would have similar effects on our portfolio and our financial position and operations as a change in spreads would.

As of December 31, 2002, a 25 basis point movement in credit spreads would impact our net book value by approximately $13.2 million.

***Currency Rate Exposure***—Our primary foreign currency exchange rate exposures relate to our real estate leases and assets. Our principal direct currency exposures are to the Euro and the Canadian Dollar. Changes in the currency rates can adversely impact the fair values and earnings streams of our international holdings. We have attempted to mitigate this impact in part by utilizing local currency-denominated financing on our foreign investments to partially hedge, in effect, these assets.

We have material investments in a portfolio of Belgian properties, the LIV portfolio, and a portfolio of Canadian properties, the Bell Canada portfolio. These properties are financed utilizing debt instruments denominated in their respective local currencies (the Euro and the Canadian Dollar). The net equity invested in these portfolios, approximately $8.1 million and $18.3 million, respectively, at December 31, 2002, is exposed to foreign currency exchange risk.

***Fair Values***—For certain of our financial instruments, fair values are not readily available since there are no active trading markets as characterized by current exchanges between willing parties. Accordingly, fair values can only be derived or estimated for these investments using various valuation techniques, such as computing the present value of estimated future cash flows using discount rates commensurate with the risks involved. However, the determination of estimated future cash flows is inherently subjective and imprecise. We note that minor changes in assumptions or estimation methodologies can have a material effect on these derived or estimated fair values, and that the fair values reflected below are indicative of the interest rate and currency rate environments as of December 31, 2002 and do not take into consideration the effects of subsequent interest rate or currency rate fluctuations.

We note that the values of our investments in real estate securities, and in derivative instruments, primarily interest rate hedges on our debt, are sensitive to changes in market interest rates, interest rate spreads, credit spreads and other market factors. The value of these investments can vary, and has varied, materially from period to period. Historically, the values of our real estate securities have tended to vary inversely with those of our derivative instruments.

We held the following interest rate risk sensitive instruments at December 31, 2002 (unaudited) (dollars in thousands):

| | Carrying Amount | Principal Balance or Notional Amount | Weighted Average Effective Interest Rate | Maturity Date | Other Terms | Fair Value |
|---|---|---|---|---|---|---|
| Assets: | | | | | | |
| Real estate securities, available for sale (A) | $1,069,892 | $1,028,150 | 8.14% | Various | Various (mixed floating and fixed rates, amortizing and interest only) | $1,069,892 |
| CBO III deposit (B) | 37,777 | (B) | (B) | (B) | (B) | 37,777 |
| Marketable securities, available for sale (C) | 11,209 | 23,953 | 16.34% | (C) | (C) | 11,209 |
| Mortgage loans (D) | 258,198 | 254,201 | 3.40% | Various | Various (all floating rate) | 258,198 |
| Interest rate caps, treated as hedges, net (E) | 4,638 | 213,035 | N/A | (E) | (E) | 4,638 |
| Liabilities: | | | | | | |
| CBO bonds payable (F) | 868,497 | 881,500 | 3.73% | (F) | Amortizes principal based on collateral payments, subject to reinvestment | 892,117 |
| Other bonds payable (G) | 37,389 | 38,173 | 7.07% | Apr. 12 | Amortizes principal with a balloon payment at maturity | 36,784 |
| Notes payable (G) | 62,952 | 62,952 | 5.32% | Nov. 06 | Amortizes principal with a balloon payment at maturity | 58,970 |
| Repurchase agreements (H) | 248,169 | 248,169 | 1.81% | Short-term | Interest only | 248,169 |
| Interest rate swaps, treated as hedges, net (I) | 51,110 | 437,465 | N/A | (I) | (I) | 51,110 |
| Non-hedge derivative obligations (J) | 745 | (J) | N/A | (J) | (J) | 745 |

(A) These securities serve as collateral for our CBO transactions. The fair value of these securities is estimated by obtaining third party independent broker quotations, if available and practicable, or counterparty quotations.

(B) The CBO III deposit was valued based on a counterparty quotation. See "Management's Discussion and Analysis of Pro Forma Financial Condition and Results of Operations—Liquidity and Capital Resources" for a further discussion of the CBO III deposit.

(C) These three securities with carrying amounts of $3.9 million, $3.3 million and $4.0 million, respectively, mature in November 2007, August 2030 and November 2017, respectively. The former two represent subordinate and residual interests in securitizations; the latter represents a CMBS security. The fair values of the former two securities, for which quoted market prices are not readily available, are estimated by means of a price/yield analysis based on our expected disposition strategies for such assets. The fair value of the latter security was obtained from independent third party broker quotations.

(D) This portfolio of mortgage loans bears a floating rate of interest. We believe that for similar financial investments with comparable credit risks, the effective rate on this portfolio approximates the market rate. Accordingly, the carrying amount of this portfolio is believed to approximate fair value.

(E) These two agreements have notional balances of $195.0 million and $18.0 million, respectively, mature in March 2009 and October 2015, respectively, and cap 1-month LIBOR at 6.50% and 3-month LIBOR at 8.00%, respectively. The fair value of these agreements is estimated by obtaining counterparty quotations.

(F) For those bonds bearing floating rates at spreads over market indices, representing approximately $710.7 million of the carrying amount of the CBO bonds payable, we believe that for similar financial instruments with comparable credit risks, the effective rates approximate market rates. Accordingly, the carrying amount outstanding on these bonds is believed to approximate fair value. For those bonds bearing fixed interest rates, values were obtained by discounting expected future payments by a rate calculated by imputing a spread over a market index on the date of borrowing. The weighted average stated maturity of the CBO bonds payable is September 2035.

(G) The Bell Canada Securitization and Belgian Mortgage were valued by discounting expected future payments by a rate calculated by imputing a spread over a market index on the date of borrowing.

(H) These agreements bear floating rates of interest and we believe that for similar financial instruments with comparable credit risks, the effective rates approximate market rates. Accordingly, the carrying amounts outstanding are believed to approximate fair value.

(I) These two agreements have notional balances of $147.5 million and $290.0 million, respectively, mature in July 2005 and April 2011, respectively, and swap 1-month LIBOR for 6.1755% and 3-month LIBOR for 5.93%, respectively. The fair value of these agreements is estimated by obtaining counterparty quotations.

(J) These are two essentially offsetting interest rate caps and two essentially offsetting interest rate swaps, each with notional amounts of $32.5 million, an interest rate cap with a notional balance of $17.5 million, and an interest rate cap with a notional balance of approximately $61.6 million. The maturity date of the purchased swap is July 2009; the maturity date of the sold swap is July 2014, the maturity date of the $32.5 million caps is July 2038, the maturity date of the $17.5 million cap is July 2009, and the maturity date of the $61.6 million cap is August 2004. They have been valued by reference to counterparty quotations.

We held the following currency rate risk sensitive balances at December 31, 2002 (unaudited) (dollars in thousands, except exchange rates):

| | Carrying Amount USD | Local Currency | Current Exchange Rate to USD | Effect of a 5% Negative Change in Euro Rate | Effect of a 5% Negative Change in CAD Rate |
|---|---|---|---|---|---|
| Assets: | | | | | |
| LIV portfolio | $67,852 | Euro | 0.95311 | $(3,392) | N/A |
| Bell Canada portfolio | 49,271 | CAD | 1.57180 | N/A | $(2,464) |
| LIV other, net | 3,157 | Euro | 0.95311 | (158) | N/A |
| Bell Canada other, net | 6,456 | CAD | 1.57180 | N/A | (323) |
| Liabilities: | | | | | |
| LIV mortgage | 62,952 | Euro | 0.95311 | 3,148 | N/A |
| Bell Canada bonds | 37,389 | CAD | 1.57180 | N/A | 1,869 |
| Total | | | | $ (402) | $ (918) |

USD refers to U.S. dollars; CAD refers to Canadian dollars.

## Consolidated Balance Sheets

(dollars in thousands, except share data)

| | December 31, | |
|---|---|---|
| | 2002 | 2001 |
| **Assets** | | |
| Real estate securities, available for sale—Note 4 | $1,069,892 | $ 522,258 |
| CBO III deposit—Note 4 | 37,777 | — |
| Operating real estate, net—Note 5 | 113,652 | 524,834 |
| Real estate held for sale—Note 5 | 3,471 | — |
| Marketable securities, available for sale—Note 4 | 11,209 | 14,467 |
| Loans and mortgage pools receivable, net—Note 6 | 258,198 | 10,675 |
| Investments in unconsolidated subsidiaries—Note 3 | — | 73,208 |
| Cash and cash equivalents | 45,463 | 31,360 |
| Restricted cash | 10,380 | 34,508 |
| Due from affiliates—Note 10 | — | 11,334 |
| Deferred costs, net | 6,489 | 17,988 |
| Receivables and other assets | 16,036 | 21,487 |
| Total Assets | $1,572,567 | $1,262,119 |
| **Liabilities, Minority Interest, Redeemable Preferred Stock and Stockholders' Equity** | | |
| **Liabilities** | | |
| CBO bonds payable—Note 8 | $ 868,497 | $ 445,514 |
| Other bonds payable—Note 8 | 37,389 | 319,303 |
| Notes payable—Note 8 | 62,952 | 111,116 |
| Repurchase agreements—Note 8 | 248,169 | 1,457 |
| Credit facility—Note 8 | — | 20,000 |
| Derivative liabilities—Note 7 | 54,095 | 11,732 |
| Dividends payable | 9,161 | 8,882 |
| Due to affiliates—Note 10 | 1,335 | — |
| Accrued expenses and other liabilities | 6,728 | 10,633 |
| Total Liabilities | 1,288,326 | 928,637 |
| Commitments and contingencies—Notes 9, 10 and 11 | — | — |
| **Minority Interest** | — | 2,527 |
| Redeemable preferred stock, $.01 par value, 100,000,000 shares authorized, 1,020,517 shares issued and outstanding at December 31, 2001 | — | 20,410 |
| **Stockholders' Equity** | | |
| Common stock, $.01 par value, 500,000,000 shares authorized, 23,488,517 and 16,488,517 shares issued and outstanding at December 31, 2002 and 2001, respectively | 235 | 165 |
| Additional paid-in capital | 290,935 | 309,356 |
| Dividends in excess of earnings | (13,966) | (7,767) |
| Accumulated other comprehensive income—Note 2 | 7,037 | 8,791 |
| Total Stockholders' Equity | 284,241 | 310,545 |
| Total Liabilities, Minority Interest, Redeemable Preferred Stock and Stockholders' Equity | $1,572,567 | $1,262,119 |

See notes to consolidated financial statements.

## Consolidated Statements of Income

(dollars in thousands, except share data)

| | Year Ended December 31, | | |
|---|---|---|---|
| | 2002 | 2001 | 2000 |
| **Revenues:** | | | |
| Interest and dividend income | $ 73,082 | $ 48,913 | $ 50,985 |
| Rental and escalation income | 19,874 | 20,053 | 20,433 |
| Gain on settlement of investments | 11,417 | 8,438 | 20,836 |
| Management fee from affiliate—Note 3 | 4,470 | 8,941 | 8,941 |
| Incentive income from affiliate—Note 3 | (1,218) | 28,709 | — |
| Other income | 18 | 68 | 728 |
| | 107,643 | 115,122 | 101,923 |
| **Expenses:** | | | |
| Interest expense | 49,527 | 35,863 | 36,897 |
| Property operating expense | 8,631 | 8,695 | 8,957 |
| Loan servicing expense | 655 | 254 | 265 |
| General and administrative expense | 2,914 | 1,568 | 3,272 |
| Management fees to affiliate—Notes 3 and 10 | 9,250 | 14,687 | 15,587 |
| Preferred incentive return to affiliate—Notes 3 and 10 | 2,856 | 17,188 | — |
| Depreciation and amortization | 3,199 | 3,574 | 2,926 |
| | 77,032 | 81,829 | 67,904 |
| Income before equity in earnings of unconsolidated subsidiaries | 30,611 | 33,293 | 34,019 |
| Equity in earnings of unconsolidated subsidiaries—Note 3 | 362 | 2,807 | (980) |
| Income from continuing operations | 30,973 | 36,100 | 33,039 |
| Income (loss) from discontinued operations—Note 5 | 522 | 7,571 | 9,821 |
| **Net Income** | 31,495 | 43,671 | 42,860 |
| Preferred dividends and related accretion | (1,162) | (2,540) | (2,084) |
| **Income Available for Common Stockholders** | $ 30,333 | $ 41,131 | $ 40,776 |
| **Net Income Per Share of Common Stock, Basic and Diluted** | $ 1.68 | $ 2.49 | $ 2.16 |
| Income from continuing operations per share of common stock, after preferred dividends and related accretion, basic and diluted | $ 1.65 | $ 2.03 | $ 1.64 |
| Income (loss) from discontinued operations per share of common stock, basic and diluted | $ 0.03 | $ 0.46 | $ 0.52 |
| **Weighted Average Number of Shares of Common Stock Outstanding, Basic** | 18,080,298 | 16,492,708 | 18,892,232 |
| **Weighted Average Number of Shares of Common Stock Outstanding, Diluted** | 18,090,052 | 16,492,708 | 18,892,232 |
| **Dividends Declared Per Share of Common Stock** | $ 2.05 | $ 2.00 | $ 1.50 |

See notes to consolidated financial statements.

## Consolidated Statements of Stockholders' Equity and Redeemable Preferred Stock

For the Years Ended December 31, 2002, 2001 and 2000
(dollars in thousands)

| | Redeemable Preferred Stock | |
|---|---|---|
| | Shares | Amount |
| **Stockholders' Equity—December 31, 2001** | 1,020,517 | $ 20,410 |
| Dividends declared by predecessor prior to commencement of our operations | — | — |
| Distribution to predecessor upon commencement of our operations | — | — |
| Dividends declared to predecessor after commencement of our operations, but prior to our initial public offering | — | — |
| Redemption of redeemable preferred stock | (1,020,517) | (20,410) |
| Initial public offering of shares of common stock | — | — |
| Dividends declared subsequent to our initial public offering | — | — |
| Comprehensive income: | | |
| Net income | — | — |
| Unrealized gain on securities | — | — |
| Realized (gain) on securities: reclassification adjustment | — | — |
| Foreign currency translation | — | — |
| Foreign currency translation: reclassification adjustment | — | — |
| Unrealized (loss) on derivatives designated as cash flow hedges | — | — |
| Realized (gain) on derivatives designated as cash flow hedges: reclassification adjustment | — | — |
| Total comprehensive income | | |
| Stockholders' Equity—December 31, 2002 | — | $ — |
| **Stockholders' Equity—December 31, 2000** | 1,020,517 | $ 20,167 |
| Dividends declared | — | — |
| Redemption of common stock | — | — |
| Accretion of redeemable preferred stock | — | 243 |
| Transition adjustment—deferred hedge gains and losses | — | — |
| Comprehensive income: | | |
| Net income | — | — |
| Unrealized gain on securities | — | — |
| Unrealized loss on securities: reclassification adjustment | — | — |
| Foreign currency translation | — | — |
| Foreign currency translation: reclassification adjustment | — | — |
| Unrealized (loss) on derivatives designated as cash flow hedges | — | — |
| Unrealized loss derivatives designated as cash flow hedges: reclassification adjustment | — | — |
| Total comprehensive income | | |
| **Stockholders' Equity—December 31, 2001** | 1,020,517 | $ 20,410 |
| **Stockholders' Equity—December 31, 1999** | — | $ — |
| Dividends declared | — | — |
| Redemption of common stock | — | — |
| Exchange of redeemable preferred stock for common stock | 2,370,516 | 46,312 |
| Redemption of redeemable preferred stock | (1,349,999) | (26,999) |
| Accretion of redeemable preferred stock | — | 854 |
| Comprehensive income: | | |
| Net income | — | — |
| Unrealized gain on securities | — | — |
| Unrealized loss on securities: reclassification adjustment | — | — |
| Foreign currency translation | — | — |
| Foreign currency translation: reclassification adjustment | — | — |
| Total comprehensive income | | |
| **Stockholders' Equity—December 31, 2000** | 1,020,517 | $ 20,167 |

See notes to consolidated financial statements.

| Common Stock Shares | Common Stock Amount | Additional Paid-In Capital | Dividends in Excess of Earnings | Accumulated Other Comprehensive Income | Total Stockholders' Equity |
|---|---|---|---|---|---|
| 16,488,517 | $ 165 | $ 309,356 | $ (7,767) | $ 8,791 | $ 310,545 |
| — | — | — | (20,949) | — | (20,949) |
| — | — | (98,378) | — | (11,075) | (109,453) |
| — | — | — | (7,584) | — | (7,584) |
| — | — | — | — | — | — |
| 7,000,000 | 70 | 79,957 | — | — | 80,027 |
| — | — | — | (9,161) | — | (9,161) |
| — | — | — | 31,495 | — | 31,495 |
| — | — | — | — | 62,170 | 62,170 |
| — | — | — | — | (4,364) | (4,364) |
| — | — | — | — | 4,387 | 4,387 |
| — | — | — | — | (496) | (496) |
| — | — | — | — | (52,102) | (52,102) |
| — | — | — | — | (274) | (274) |
| | | | | | 40,816 |
| 23,488,517 | $235 | $290,935 | $(13,966) | $ 7,037 | $284,241 |
| 16,499,765 | $ 165 | $ 309,551 | $ (7,666) | $ (1,395) | $ 300,655 |
| — | — | — | (43,529) | — | (43,529) |
| (11,248) | — | (195) | — | — | (195) |
| — | — | — | (243) | — | (243) |
| — | — | — | — | 4,064 | 4,064 |
| — | — | — | 43,671 | — | 43,671 |
| — | — | — | — | 19,695 | 19,695 |
| — | — | — | — | 954 | 954 |
| — | — | — | — | (3,198) | (3,198) |
| — | — | — | — | 29 | 29 |
| — | — | — | — | (11,563) | (11,563) |
| — | — | — | — | 205 | 205 |
| | | | | | 49,793 |
| 16,488,517 | $ 165 | $ 309,356 | $ (7,767) | $ 8,791 | $ 310,545 |
| 20,916,739 | $ 209 | $ 388,045 | $ (31,236) | $ (2,345) | $ 354,673 |
| — | — | — | (18,436) | — | (18,436) |
| (2,210,540) | (22) | (32,204) | — | — | (32,226) |
| (2,206,434) | (22) | (46,290) | — | — | (46,312) |
| — | — | — | — | — | — |
| — | — | — | (854) | — | (854) |
| — | — | — | 42,860 | — | 42,860 |
| — | — | — | — | 2,828 | 2,828 |
| — | — | — | — | 509 | 509 |
| — | — | — | — | (2,644) | (2,644) |
| — | — | — | — | 257 | 257 |
| | | | | | 43,810 |
| 16,499,765 | $ 165 | $ 309,551 | $ (7,666) | $ (1,395) | $ 300,655 |

## Consolidated Statements of Cash Flows

(dollars in thousands)

| | Year Ended December 31, | | |
|---|---|---|---|
| | 2002 | 2001 | 2000 |
| **Cash Flows From Operating Activities:** | | | |
| Net income | $ 31,495 | $ 43,671 | $ 42,860 |
| Adjustments to reconcile net income to net cash provided by operating activities (inclusive of amounts related to discontinued operations): | | | |
| Depreciation and amortization | 8,603 | 13,996 | 13,183 |
| Accretion of discount and other amortization | (4,767) | (3,284) | (2,739) |
| Equity in earnings of unconsolidated subsidiaries | (362) | (2,807) | 980 |
| Accrued incentive income from affiliate | 1,218 | (11,715) | — |
| Minority interest | 14 | (83) | 748 |
| Deferred rent | (1,353) | (1,964) | (2,544) |
| Gain on settlement of investments | (9,619) | (10,386) | (21,763) |
| Change in: | | | |
| Restricted cash | (3,186) | 1,308 | 537 |
| Receivables and other assets | (4,449) | 2,687 | (627) |
| Accrued expenses and other liabilities | 5,469 | (555) | (5,582) |
| Due from affiliates | (1,506) | 3,580 | (230) |
| Net cash provided by operating activities: | 21,557 | 34,448 | 24,823 |
| **Cash Flows From Investing Activities:** | | | |
| Purchase and improvement of operating real estate | (2,250) | (4,495) | (1,520) |
| Proceeds from sale of operating real estate | 42,492 | — | — |
| Acquisitions of and advances on loans | (259,697) | — | (33,770) |
| Repayments of loan and security principal | 15,217 | 75,324 | 62,891 |
| Proceeds from settlement of loans and foreclosed real estate | 372 | 29,069 | 22,239 |
| Contributions to unconsolidated subsidiaries | (19,991) | (25,829) | (57,042) |
| Distributions from unconsolidated subsidiaries | 8,265 | 25,814 | 11,170 |
| Purchase of real estate securities | (695,354) | (73,365) | (10,799) |
| Proceeds from sale of real estate securities | 276,704 | 105,722 | 10,543 |
| Deposit on real estate securities | (37,125) | (23,631) | — |
| Payment of deferred transaction costs | (508) | (5,150) | (1,319) |
| Settlement of foreign exchange future contracts | — | — | (137) |
| Purchase of marketable securities | (10,816) | (7,680) | (29,935) |
| Proceeds from sale of marketable securities | — | 10,274 | 179,311 |
| Net cash provided by (used in) investing activities: | (682,691) | 106,053 | 151,632 |

(continued)

| | Year Ended December 31, | | |
|---|---|---|---|
| | 2002 | 2001 | 2000 |
| **Cash Flows From Financing Activities:** | | | |
| Borrowings under repurchase agreements | 246,712 | 10,000 | — |
| Repayments of repurchase agreements | — | (24,837) | (104,314) |
| Borrowings under notes payable | 62,952 | — | — |
| Repayments of notes payable | (119,670) | (4,157) | (541) |
| Issuance of CBO bonds payable | 438,787 | 18,418 | — |
| Repayments of CBO bonds payable | (17,742) | — | — |
| Issuance of other bonds payable | 37,001 | — | — |
| Repayments of other bonds payable | (8,151) | (64,175) | (17,899) |
| Draws under credit facility | 20,000 | 21,000 | 74,000 |
| Repayments of credit facility | (1,750) | (34,000) | (41,000) |
| Minority interest distributions | — | (5,090) | (1,485) |
| Proceeds from initial public offering | 91,000 | — | — |
| Costs related to initial public offering | (10,185) | — | — |
| Redemption of common stock | — | (195) | (32,226) |
| Redemption of redeemable preferred stock | (20,410) | — | (27,000) |
| Dividends paid | (27,522) | (34,796) | (28,893) |
| Distribution of cash to predecessor | (12,423) | — | — |
| Payment of deferred financing costs | (3,362) | (1,884) | (867) |
| Net cash provided by (used in) financing activities | 675,237 | (119,716) | (180,225) |
| **Net Increase (Decrease) in Cash and Cash Equivalents** | 14,103 | 20,785 | (3,770) |
| **Cash and Cash Equivalents, Beginning of Period** | 31,360 | 10,575 | 14,345 |
| **Cash and Cash Equivalents, End of Period** | $ 45,463 | $ 31,360 | $ 10,575 |
| **Supplemental Disclosure of Cash Flow Information:** | | | |
| Cash paid during the period for interest expense | $ 56,365 | $ 61,640 | $ 66,141 |
| **Supplemental Schedule of Non-Cash Investing and Financing Activities:** | | | |
| Common stock dividends declared but not paid | $ 9,161 | $ 8,244 | $ — |
| Redeemable preferred stock dividends declared but not paid | $ — | $ 638 | $ 149 |
| Issuance of redeemable preferred stock in exchange for common stock | $ — | $ — | $ (46,312) |
| Repurchase agreements assumed | $ — | $ — | $ 94,776 |
| Transfer of interest in unconsolidated subsidiary | $ — | $ — | $ 5,169 |
| Loan foreclosures | $ — | $ — | $ (5,169) |
| Contribution of assets to unconsolidated subsidiary | $ (1,454) | $ — | $ — |
| Deposit used in acquisition of CBO collateral | $ 23,631 | $ — | $ — |
| Distribution of non-cash assets and liabilities to predecessor | $ (97,030) | $ — | $ — |

See notes to consolidated financial statements.

## Notes to Consolidated Financial Statements

December 31, 2002, 2001 and 2000
(tables in thousands, except per share data)

### 1. ORGANIZATION

Newcastle Investment Corp. and subsidiaries ("Newcastle") is a Maryland corporation that was formed in June 2002 as a wholly-owned subsidiary of Newcastle Investment Holdings Corp. ("Newcastle Holdings") for the purpose of separating the real estate securities and credit leased real estate businesses from Newcastle Holdings' other investments. Newcastle conducts its business through three primary segments: (i) real estate securities, (ii) revenue-producing real estate, primarily credit leased real estate, and (iii) real estate loans.

In July 2002, Newcastle Holdings contributed to Newcastle certain assets and liabilities in exchange for 16,488,517 shares of Newcastle's common stock. However, for accounting purposes this transaction is presented as a reverse spin-off. Under a reverse spin-off, Newcastle is treated as the continuing entity and the assets that were retained by Newcastle Holdings and not contributed to Newcastle are accounted for as if they were distributed at their historical book basis through a spin-off to Newcastle Holdings. Newcastle's operations commenced on July 12, 2002. At December 31, 2002 Newcastle Holdings held approximately 70% of Newcastle's outstanding shares of common stock.

In October 2002, Newcastle sold 7 million shares of its common stock in a public offering (the "IPO") at a price to the public of $13.00 per share, for net proceeds of approximately $80 million after deducting the underwriters' discount and other offering expenses. A portion of the proceeds of this offering were used to purchase a portfolio of mortgage loans and to make additional investments, including a deposit on a portfolio of real estate securities. Subsequent to this offering, Newcastle has 23,488,517 shares of common stock outstanding.

Newcastle is organized and conducts its operations to qualify as a real estate investment trust ("REIT") for federal income tax purposes. As such, Newcastle will generally not be subject to federal income tax on that portion of its income that is distributed to stockholders if it distributes at least 90% of its REIT taxable income to its stockholders by prescribed dates and complies with various other requirements.

Newcastle has entered into a management agreement (the "Management Agreement") with Fortress Investment Group LLC (the "Manager"), an affiliate, under which the Manager advises Newcastle on various aspects of its business and manages its day-to-day operations, subject to the supervision of Newcastle's board of directors. For its services, the Manager receives an annual management fee and a preferred incentive return, both as defined in the Management Agreement. The Manager also manages Newcastle Holdings. For a further discussion of the Management Agreement, see Note 10.

### 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

#### General

***Basis of Accounting***—The accompanying consolidated financial statements are prepared in accordance with accounting principles generally accepted in the United States ("GAAP") and include the accounts of Newcastle and its consolidated subsidiaries. All significant intercompany transactions and balances have been eliminated. Newcastle consolidates those entities in which it has an investment of 50% or more and has control over significant operating, financial and investing decisions of the entity.

In January 2003, the Financial Accounting Standards Board issued Interpretation No. 46 "Consolidation of Variable Interest Entities" which explains how to identify variable interest entities and how to assess whether to consolidate such entities. This interpretation becomes effective in June 2003. Newcastle has not yet determined whether any of its consolidated or unconsolidated subsidiaries represent variable interest entities pursuant to such interpretation. Such a determination could result in a change in Newcastle's consolidation policy related to such subsidiaries and the impact of such a change could be material to Newcastle's financial condition and results of operations on a gross basis; no material effect on net assets or net income would be expected.

The consolidated financial statements include the accounts of Newcastle and its consolidated subsidiaries, subsequent to the date of commencement of its operations, and also include the accounts of its predecessor, Newcastle Holdings, prior to such date.

Newcastle Holdings is a Maryland corporation that invested in real estate-related assets on a global basis. Its primary businesses were (1) investing in marketable real estate-related securities, (2) investing in commercial properties leased to third parties, (3) investing in Fortress Investment Fund LLC ("Fund I") and (4) investing in distressed, sub-performing and performing residential and commercial mortgage loans, or portfolios thereof, and related properties acquired in foreclosure or by deed-in-lieu of foreclosure.

Newcastle Holdings' investments in real estate securities and a portion of its investments in revenue-producing real estate were transferred to Newcastle; its other investments are treated as having been distributed to Newcastle Holdings from Newcastle in July 2002 pursuant to the reverse spin-off presentation. The real estate (GSA Portfolio—see Note 5) and real estate loans operations treated as being distributed to Newcastle Holdings have been accounted for as discontinued operations, because they constituted a component of an entity, while the other operations treated as being distributed to Newcastle Holdings, including the investment in Fund I, have not been accounted for as such, because they did not constitute a component of an entity as defined in Statement of Financial Accounting Standards ("SFAS") No. 144 "Accounting for the Impairment or Disposal of Long-Lived Assets."

For entities over which Newcastle Holdings exercised significant influence, but which did not meet the requirements for consolidation, Newcastle Holdings used the equity method of accounting whereby it recorded its share of the underlying income of such entities. Minority interest represented the ownership in certain consolidated subsidiaries held by entities other than Newcastle Holdings. Newcastle does not have any subsidiaries that qualify for the equity method of accounting, nor does it have any minority interest ownership.

***Risks and Uncertainties***—In the normal course of business, Newcastle encounters primarily two significant types of economic risk: credit and market. Credit risk is the risk of default on Newcastle's securities, loans, leases, and derivatives that results from a borrower's, lessee's or derivative counterparty's inability or unwillingness to make contractually required payments. Market risk reflects changes in the value of investments in securities, loans and real estate or in derivatives due to changes in interest rates, spreads or other market factors, including the value of the collateral underlying loans and securities and the valuation of real estate held by Newcastle. Concentrations of risks include the leasing of a substantial portion of Newcastle's operating real estate to two tenants as described in Note 5. Management believes that the carrying values of its investments are reasonable taking into consideration these risks along with estimated collateral values, payment histories, and other borrower information.

Newcastle invests in real estate located outside of the United States. Newcastle's international operations are subject to the same risks associated with its United States operations as well as additional risks, such as fluctuations in foreign currency exchange rates, unexpected changes in regulatory requirements, heightened risk of political and economic instability, potential adverse tax consequences and the burden of complying with a wide variety of foreign laws.

Additionally, Newcastle is subject to significant tax risks. If Newcastle were to fail to qualify as a REIT in any taxable year, Newcastle would be subject to federal income tax on its taxable income at regular corporate rates, which could be material. In addition, if Newcastle Holdings fails to qualify as a REIT and Newcastle is treated as a successor to Newcastle Holdings, this could cause Newcastle to likewise fail to qualify as a REIT. Unless entitled to relief under certain provisions of the Internal Revenue Code (the "Code"), Newcastle could also be disqualified from taxation as a REIT for the four taxable years following any year during which it may have failed to qualify as a REIT.

***Use of Estimates***—The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

***Federal Income Taxes***—Newcastle expects to qualify as a REIT under the Code. A REIT will generally not be subject to federal income taxation on that portion of its income that is distributed to stockholders if it distributes at least 90% of its REIT taxable income by prescribed dates and complies with certain other requirements.

Since Newcastle distributed 100% of its 2002 taxable income, no provision has been made for federal income taxes in the accompanying consolidated financial statements.

Distributions relating to 2002 amounted to $0.85 per share of common stock. Of this amount, approximately $0.577 was taxable in 2002 and $0.273 relates to 2003 for tax purposes. Distributions relating to 2002 were taxable as follows:

| | Dividends Per Share | Ordinary Income | Capital Gains | Return of Capital |
|---|---|---|---|---|
| 2002 | $0.577 | 100% | —% | —% |

The distributions disclosed above do not include the distributions made by our predecessor, Newcastle Holdings. Newcastle Holdings made per share distributions of $1.50 in 2000, $2.00 in 2001, and $1.20 in 2002 prior to the commencement of our operations. Newcastle Holdings also elected to be taxed as a REIT.

***Earnings Per Share***—Newcastle is required to present both basic and diluted earnings per share ("EPS"). Basic EPS is calculated by dividing net income available for common stockholders by the weighted average number of shares of common stock outstanding during each period. Diluted EPS is calculated by dividing net income available for common stockholders by the weighted average number of shares of common stock outstanding plus the additional dilutive effect of common stock equivalents during each period. Newcastle's common stock equivalents are its stock options (Note 9). Based upon the treasury stock method, Newcastle did not have any dilutive common stock equivalents during 2001 or 2000. During 2002, based on the treasury stock method, Newcastle had 9,754 dilutive common stock equivalents resulting from its outstanding options. Net income available for common stockholders is equal to net income less preferred dividends and accretion of the discount on the Series A Preferred, which was fully redeemed in June 2002.

***Comprehensive Income***—Comprehensive income is defined as the change in equity of a business enterprise during a period from transactions and other events and circumstances, excluding those resulting from investments by and distributions to owners. For Newcastle's purposes, comprehensive income represents net income, as presented in the statements of operations, adjusted for net

(tables in thousands, except per share data)

foreign currency translation adjustments and unrealized gains or losses on marketable securities held for sale and derivatives designated as cash flow hedges. Accumulated other comprehensive income at December 31, 2002 and 2001 represented $1.8 million and $5.6 million of net foreign currency translation loss adjustments, respectively, $69.8 million and $21.7 million of net unrealized gains on marketable securities, respectively, and $61.0 million and $7.3 million of net unrealized losses on derivatives designated as cash flow hedges, respectively.

### Revenue Recognition

*Mortgage Loans Receivable and Real Estate Securities*—Newcastle invests in mortgage loans and securities secured by loans or loan portfolios. Furthermore, Newcastle Holdings invested in sub- and non-performing loans and loan portfolios. Mortgage loans receivable are presented in the consolidated balance sheet net of any unamortized discount (or gross of any unamortized premium) and an allowance for loan losses. Discounts or premiums are accreted into interest income on an effective yield or "interest" method, based upon a comparison of actual collections and expected collections, through the expected maturity date of the loan or security. Income is not accrued on non-performing loans; cash received on such loans is treated as income to the extent of interest previously accrued. Interest income with respect to non-discounted loans is recognized on an accrual basis. Deferred fees and costs are recognized as interest income over the terms of the loans using the interest method. Upon settlement of loans and securities, the excess (or deficiency) of net proceeds over the net carrying value of the loan or security is recognized as a gain (or loss) in the period of settlement.

*Allowance for Mortgage Loan Losses*—Newcastle periodically evaluates loans for impairment. Mortgage loans are considered to be impaired, for financial reporting purposes, when it is probable that Newcastle will be unable to collect all principal or interest when due according to the contractual terms of the original loan agreements, or, for loans purchased at a discount for credit losses, when Newcastle determines that it is probable that it would be unable to collect as anticipated. Upon determination of impairment, Newcastle establishes specific valuation allowances, through provisions for losses, based on the estimated fair value of the underlying real estate collateral using a discounted cash flow analysis. The allowance for each loan is maintained at a level believed adequate by management to absorb probable losses. It is Newcastle's policy to establish an allowance for uncollectible interest on performing loans that are past due more than 90 days or sooner when, in the judgment of management, the probability of collection of interest is deemed to be insufficient to warrant further accrual. Upon such a determination, those loans are placed on non-accrual status and deemed to be non-performing. Actual losses may differ from Newcastle's estimates.

*Rental and Escalation Income*—Contractual minimum rental income is recognized on a straight-line basis over the terms of the related operating leases. The excess of straight-line rents above contractual amounts was $1.4 million, $2.0 million and $2.5 million during 2002, 2001 and 2000, respectively. Expense recoveries are included in rental and escalation income.

*Management Fee and Incentive Income from Affiliate*—These income items relate to Newcastle Holdings' investment in Fund I which was not transferred to Newcastle and is not part of our ongoing operations. For a further discussion of this income, see Note 3.

### Expense Recognition

*Interest Expense*—Newcastle finances its investments using both fixed and floating rate financing structures, including repurchase agreements, mortgages, securitizations, and other financing vehicles. Certain of this debt has been issued at discounts. Discounts are accreted into interest expense on the interest method through the expected maturity date of the financing.

*Deferred Costs*—Deferred costs consist primarily of costs incurred in obtaining financing (amortized over the term of such financing using the interest method). During 2002, 2001 and 2000, approximately $1.4 million, $1.9 million and $2.5 million of financing costs were amortized into interest expense, respectively.

*Derivatives and Hedging Activities*—In January 2001, Newcastle adopted SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities" as amended by SFAS No. 138, "Accounting for Certain Derivative Instruments and Certain Hedging Activities." SFAS No. 133, as amended, establishes accounting and reporting standards for derivative instruments. Specifically, SFAS No. 133 requires an entity to recognize all derivatives as either assets or liabilities in the statement of financial position and to measure those instruments at fair value. Additionally, the fair value adjustments will affect either stockholders' equity or net income depending on whether the derivative instrument qualifies as a hedge for accounting purposes and, if so, the nature of the hedging activity.

For those derivative instruments that are designated and qualify as hedging instruments, a company must designate the hedging instrument, based upon the exposure being hedged, as either a cash flow hedge, a fair value hedge or a hedge of a net investment in a foreign operation.

Derivative transactions are entered into by Newcastle solely for risk-management purposes, except for the CBO III deposit as described in Note 4. The decision of whether or not a given transaction/position (or portion thereof) is hedged is made on a case-by-case basis, based on the risks involved and other factors as determined by senior management, including restrictions imposed by the Internal Revenue Code among others. In determining whether to hedge a risk, Newcastle may consider whether other assets, liabilities, firm commitments and anticipated transactions already offset or reduce the risk. All transactions undertaken as hedges are entered into with a view towards minimizing the potential for economic losses that could be incurred by Newcastle. Generally, all derivatives entered into are intended to qualify as hedges under GAAP, unless specifically stated otherwise. To this end, terms of hedges are matched closely to the terms of hedged items.

Description of the risks being hedged:

1) *Interest rate risk, existing positions*—Newcastle generally hedges the aggregate risk of interest rate fluctuations with respect to its borrowings, regardless of the form of such borrowings, which require payments based on a variable interest rate index. Newcastle generally intends to hedge only the risk related to changes in the benchmark interest rate (LIBOR or a Treasury rate).

   In order to reduce such risks, Newcastle may enter into swap agreements whereby Newcastle would receive floating rate payments in exchange for fixed rate payments, effectively converting the borrowing to fixed rate. Newcastle may also enter into cap agreements whereby, in exchange for a fee, Newcastle would be reimbursed for interest paid in excess of a certain cap rate.

2) *Interest rate risk, anticipated transactions*—Newcastle may hedge the aggregate risk of interest rate fluctuations with respect to anticipated transactions, primarily anticipated borrowings. The primary risk involved in an anticipated borrowing is that interest rates may increase between the date the transaction becomes probable and the date of consummation. Newcastle generally intends to hedge only the risk related to changes in the benchmark interest rate (LIBOR or a Treasury rate).

   In order to "lock in" the rate on the date of forecast, Newcastle may enter into swap agreements whereby Newcastle would receive fixed rate payments in exchange for floating rate payments. The value of such a swap should vary inversely with the expected proceeds of a given fixed rate borrowing in the future, assuming the terms of the swap and borrowing are properly matched. At the date the borrowing occurs, the swap is unwound at a gain or loss which should equal the change in expected proceeds between the date of forecast and the date of consummation which result from changes in market interest rates, effectively hedging such changes. At December 31, 2002, no such derivative transactions were outstanding.

3) *Foreign currency rate risk, net investments*—Newcastle may hedge the aggregate risk of fluctuations in the exchange rate between a foreign currency, in which Newcastle has made a net investment, and the U.S. dollar.

   In order to reduce the risk, Newcastle may maintain a short position in the applicable foreign currency. The amount of the position would be equal to the anticipated net equity in the foreign investment at a forward date, as denominated in the foreign currency. This effectively locks in the current exchange rate on Newcastle's net equity position for the period of such position. At December 31, 2002, no such derivative transactions were outstanding.

Newcastle, including its predecessor Newcastle Holdings, has employed interest rate swaps primarily in four ways: (i) to hedge fluctuations in the fair value of the fixed lease payments underlying its revenue-producing real estate in Canada, (ii) to hedge the anticipated GSA Securitization (Note 8), which occurred in May 1999, (iii) to hedge the anticipated securitization known as the CBO I transaction (Note 8), which occurred in July 1999, and (iv) to hedge its exposure to changes in market interest rates with respect to its floating rate debt. Approximately, $437.5 million and $195.0 million in principal amount of Newcastle's floating rate debt were designated as the hedged items to interest rate swap and cap agreements at December 31, 2002, respectively.

To qualify for cash flow hedge accounting, interest rate swaps and caps must meet certain criteria, including (1) the items to be hedged expose Newcastle to interest rate risk, (2) the interest rate swaps or caps are highly effective in reducing Newcastle's exposure to interest rate risk, and (3) with respect to an anticipated transaction, such transaction is probable. Correlation and effectiveness are periodically assessed based upon a comparison of the relative changes in the fair values or cash flows of the interest rate swaps and caps and the items being hedged.

For derivative instruments that are designated and qualify as a cash flow hedge (i.e. hedging the exposure to variability in expected future cash flows that is attributable to a particular risk), the effective portion of the gain or loss, and net payments received or made, on the derivative instrument is reported as a component of other comprehensive income and reclassified into earnings in the same period or periods during which the hedged transaction affects earnings. The remaining gain or loss on the derivative instrument in excess of the cumulative change in the present value of future cash flows of the hedged item, if any, is recognized in current earnings during the period of change. No material ineffectiveness was recorded during the years ended December 31, 2002 and 2001. Prior to the adoption of SFAS No. 133, these hedges were measured at historical cost which was amortized into interest expense on the interest method. Periodic net payments received or made on such hedges were also included in interest expense at such time.

With respect to interest rate swaps which were designated as hedges of the fair value of lease payments, periodic net payments and any gain or loss from fluctuations in the fair value of the interest rate swaps were capitalized as adjustments to deferred rent and are being recognized over the term of the leases as adjustments to rental income. Pursuant to SFAS No. 133, such net amounts were reclassified to accumulated other comprehensive income at January 1, 2001. Newcastle's hedge of such payments was terminated in 1999. As of December 31, 2002 and 2001, $1.5 million and $1.6 million of such losses were deferred, net of amortization, respectively.

(tables in thousands, except per share data)

With respect to interest rate swaps which have been designated as hedges of anticipated refinancings, periodic net payments were recognized currently as adjustments to interest expense; any gain or loss from fluctuations in the fair value of the interest rate swaps was recorded as a deferred hedging gain or loss and treated as a component of the anticipated transaction at the time of such transaction. Pursuant to SFAS No. 133, such net amounts were reclassified to accumulated other comprehensive income at January 1, 2001. In the event the anticipated refinancing failed to occur as expected, the deferred hedging credit or charge was recognized currently in income. Newcastle's hedges of such refinancings were terminated upon the consummation of such refinancings. As of December 31, 2002 and 2001, $1.4 million and $9.1 million of such gains were deferred, net of amortization, respectively.

SFAS No. 133 has resulted in a change in Newcastle's method of accounting for interest rate caps and swaps used as hedges. As a result of this change, Newcastle recorded a transition gain adjustment to other comprehensive income of approximately $4.1 million on January 1, 2001. During the years ended December 31, 2002 and 2001, Newcastle recorded an aggregate $52.4 million and $11.4 million of loss to other comprehensive income and an aggregate of $4.6 million and $4.7 million of gain to earnings, as an adjustment to interest expense, respectively, related to such hedges. Newcastle expects to reclassify approximately $3.9 million of net loss on derivative instruments from accumulated other comprehensive income to earnings during the next twelve months due to differences in the present value of net interest payments associated with interest rate swaps and to changes in fair value associated with interest rate caps.

With respect to interest rate swaps and caps that have not been designated as hedges, any net payments under, or fluctuations in the fair value of, such swaps and caps has been recognized currently in income.

Newcastle's derivative financial instruments contain credit risk to the extent that its bank counterparties may be unable to meet the terms of the agreements. Newcastle minimizes such risk by limiting its counterparties to major financial institutions with good credit ratings. In addition, the potential risk of loss with any one party resulting from this type of credit risk is monitored. Management does not expect any material losses as a result of default by other parties. Newcastle does not require collateral.

*Management Fees and Preferred Incentive Return to Affiliate*—These represent amounts due to the Manager pursuant to the Management Agreement as well as amounts due to the Manager related to Newcastle Holdings' investment in Fund I, which were passed through Newcastle Holdings' income statement on a gross basis through the date of the commencement of our operations. For further information on the Management Agreement, see Note 10. For further information on the Fund I related expenses, see Note 3.

## Balance Sheet Measurement

*Investment in Marketable Securities*—Newcastle has classified its investment in marketable securities, including the real estate securities which serve as collateral for its CBO transactions, as available for sale. Securities available for sale are carried at market value with the net unrealized gains or losses reported as a separate component of accumulated other comprehensive income. At disposition, the net realized gain or loss is determined on the basis of the cost of the specific investments and is included in earnings. Unrealized losses on securities are charged to earnings if they reflect a decline in value that is other than temporary.

*Investment in Real Estate*—Investment in real estate is recorded at cost less accumulated depreciation. Depreciation is computed on a straight-line basis. Buildings are depreciated over 40 years. Major improvements are capitalized and depreciated over their estimated useful lives. Fees and costs incurred in the successful negotiation of leases are deferred and amortized on a straight-line basis over the terms of the respective leases. Expenditures for repairs and maintenance are expensed as incurred. Foreclosed real estate, held for sale, is recorded in Receivables and Other Assets at the lower of its cost or fair value less cost to sell and is not depreciated. Newcastle adopted SFAS No. 144 "Accounting for the Impairment or Disposal of Long-Lived Assets" in 2002. Pursuant to such pronouncement, Newcastle reviews its real estate assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. No material impairment was recorded during 2002, 2001 or 2000. SFAS No. 144 also specifies that long-lived assets to be disposed of by sale, which meet certain criteria, should be reclassified to Real Estate Held for Sale and measured at the lower of its carrying amount or fair value. The results of operations for such an asset, assuming such asset qualifies as a "component of an entity" as defined in SFAS No. 144, are retroactively reclassified to Income (Loss) from Discontinued Operations for all periods presented.

*Foreign Currency Operations*—Assets and liabilities relating to foreign operations are translated using exchange rates as of the end of each reporting period. The results of Newcastle's foreign operations are translated at the weighted average exchange rate for each reporting period. Translation adjustments are included as a component of accumulated other comprehensive income.

Foreign exchange contracts may, from time to time, be used to hedge Newcastle's net investments in its foreign operations. Gains and losses on foreign exchange contracts which qualify as hedges of net investments in foreign operations as well as changes in the market value of these instruments are included in accumulated other comprehensive income. Upon sale or liquidation of its investment in a foreign operation, the related amount in accumulated other comprehensive income is reclassified to transaction gain or loss in the period of such liquidation.

Transaction gains and losses that arise from exchange rate fluctuations on transactions denominated in a currency other than the functional currency, except those transactions which qualify as a hedge, are included currently in income.

***Cash and Cash Equivalents and Restricted Cash***—Newcastle considers all highly liquid short-term investments with maturities of 90 days or less when purchased to be cash equivalents. Restricted cash consisted of amounts held by third parties in margin accounts of $1.6 million and $1.6 million at December 31, 2002 and 2001, respectively, related to certain derivative hedge agreements, restricted property operating accounts of $1.6 million and $8.4 million at December 31, 2002 and 2001, respectively, cash held by trustees related to certain of Newcastle's investments of $7.2 million and $0.9 million at December 31, 2002 and 2001, respectively, and cash held as a deposit on the real estate securities used as collateral for the CBO II transaction (Note 4) of $23.6 million at December 31, 2001. Substantially all amounts on deposit with major financial institutions exceed insured limits.

***Stock Options***—Newcastle accounts for stock options granted to non-employees in accordance with SFAS No. 123, "Accounting for Stock-Based Compensation." The fair value of the options issued as compensation to the Manager for its efforts in raising capital for Newcastle Holdings was recorded in 1998 as an increase in stockholders' equity with an offsetting reduction of capital proceeds received. No options were issued in 2001, 2000 or 1999. The fair value of the options issued as compensation to the Manager for its efforts in raising capital for Newcastle was recorded in 2002 as an increase in stockholders' equity with an offsetting reduction of capital proceeds received.

## 3. INFORMATION REGARDING BUSINESS SEGMENTS

Newcastle conducts its business through three primary segments: real estate securities, revenue-producing real estate and real estate loans. Details of Newcastle's investments in such segments can be found in Notes 4, 5 and 6, respectively.

Newcastle Holdings conducted its business in four primary segments: real estate securities, revenue-producing real estate, real estate loans, and its investment in Fund I.

The real estate securities segment was retained by Newcastle. The revenue-producing real estate segment, which comprised three portfolios of properties, was split as follows: the Bell Canada (Canadian) and LIV (Belgian) portfolios were retained by Newcastle while the GSA (U.S.) portfolio was distributed to Newcastle Holdings. The real estate loans and Fund I segments were distributed to Newcastle Holdings. Certain amounts have been reclassified from the Unallocated segment to the Fund I segment; such amounts did not effect net income or total assets in either segment.

The unallocated portion consists primarily of interest on short-term investments, general and administrative expenses, management fees and preferred incentive return pursuant to the Management Agreement, and interest on Newcastle Holdings' credit facility.

Summary financial data on Newcastle's segments is given below, together with a reconciliation to the same data for Newcastle as a whole (including its predecessor, through the date of the commencement of our operations, as described in Note 1) (in thousands):

| | Real Estate Securities | Real Estate | Real Estate Loans | Fund I | Unallocated | Total |
|---|---|---|---|---|---|---|
| **December 31 2002 and the Year then Ended** | | | | | | |
| Gross revenues | $ 83,259 | $ 19,384 | $ 1,281 | $ 3,287 | $ 432 | $ 107,643 |
| Operating expenses | (586) | (9,245) | (141) | (3,861) | (10,473) | (24,306) |
| Operating income (loss) | 82,673 | 10,139 | 1,140 | (574) | (10,041) | 83,337 |
| Interest expense | (40,805) | (5,728) | (658) | — | (2,336) | (49,527) |
| Depreciation and amortization | — | (2,769) | — | (329) | (101) | (3,199) |
| Equity in earnings of unconsolidated subsidiaries | — | — | — | 303 | 59 | 362 |
| Income (loss) from continuing operations | 41,868 | 1,642 | 482 | (600) | (12,419) | 30,973 |
| Income (loss) from discontinued operations | — | 1,021 | (499) | — | — | 522 |
| Net income (loss) | $ 41,868 | $ 2,663 | $ (17) | $ (600) | $(12,419) | $ 31,495 |
| Revenue derived from non-U.S. sources: | | | | | | |
| Canada | $ — | $ 14,015 | $ — | $ — | $ — | $ 14,015 |
| Belgium | $ — | $ 5,402 | $ — | $ — | $ — | $ 5,402 |
| Italy | $ — | $ — | $ 180 | $ — | $ — | $ 180 |
| Total assets | $1,138,767 | $128,831 | $259,381 | $ — | $ 45,588 | $1,572,567 |
| Long-lived assets outside the U.S.: | | | | | | |
| Canada | $ — | $ 56,939 | $ — | $ — | $ — | $ 56,939 |
| Belgium | $ — | $ 71,892 | $ — | $ — | $ — | $ 71,892 |

(tables in thousands, except per share data)

| | Real Estate Securities | Real Estate | Real Estate Loans | Fund I | Unallocated | Total |
|---|---|---|---|---|---|---|
| **December 31, 2001 and the Year then Ended** | | | | | | |
| Gross revenues | $ 54,961 | $ 20,249 | $ — | $ 38,297 | $ 1,615 | $ 115,122 |
| Operating expenses | (253) | (9,352) | — | (23,295) | (9,492) | (42,392) |
| Operating income (loss) | 54,708 | 10,897 | — | 15,002 | (7,877) | 72,730 |
| Interest expense | (26,880) | (5,779) | — | — | (3,204) | (35,863) |
| Depreciation and amortization | — | (2,567) | — | (560) | (447) | (3,574) |
| Equity in earnings (losses) of unconsolidated subsidiaries | — | — | — | 5,360 | (2,553) | 2,807 |
| Income (loss) from continuing operations | 27,828 | 2,551 | — | 19,802 | (14,081) | 36,100 |
| Income (loss) from discontinued operations | — | 5,380 | 2,191 | — | — | 7,571 |
| Net income (loss) | $ 27,828 | $ 7,931 | $ 2,191 | $ 19,802 | $(14,081) | $ 43,671 |
| Revenue derived from non-U.S. sources: | | | | | | |
| Canada | $ — | $ 16,092 | $ (17) | $ — | $ — | $ 16,075 |
| Belgium | $ — | $ 7,219 | $ — | $ — | $ — | $ 7,219 |
| Italy | $ — | $ — | $ 764 | $ — | $ — | $ 764 |
| Total assets | $567,492 | $565,481 | $ 12,920 | $ 97,562 | $ 18,664 | $1,262,119 |
| Long-lived assets outside the U.S.: | | | | | | |
| Canada | $ — | $ 51,060 | $ — | $ — | $ — | $ 51,060 |
| Belgium | $ — | $ 68,399 | $ — | $ — | $ — | $ 68,399 |
| **December 31, 2000 and the Year then Ended** | | | | | | |
| Gross revenues | $ 46,893 | $ 20,640 | $ — | $ 8,941 | $ 25,449 | $ 101,923 |
| Operating expenses | (361) | (9,669) | — | (8,941) | (9,110) | (28,081) |
| Operating income | 46,532 | 10,971 | — | — | 16,339 | 73,842 |
| Interest expense | (29,671) | (5,470) | — | — | (1,756) | (36,897) |
| Depreciation and amortization | — | (2,411) | — | — | (515) | (2,926) |
| Equity in earnings (losses) of unconsolidated subsidiaries | — | — | — | 1,044 | (2,024) | (980) |
| Income from continuing operations | 16,861 | 3,090 | — | 1,044 | 12,044 | 33,039 |
| Income from discontinued operations | — | 4,186 | 5,635 | — | — | 9,821 |
| Net income | $ 16,861 | $ 7,276 | $ 5,635 | $ 1,044 | $ 12,044 | $ 42,860 |
| Revenue derived from non-U.S. sources: | | | | | | |
| Canada | $ — | $ 16,742 | $ (103) | $ — | $ — | $ 16,639 |
| Belgium | $ — | $ 7,022 | $ — | $ — | $ — | $ 7,022 |
| Italy | $ — | $ — | $ 2,171 | $ — | $ — | $ 2,171 |
| Total assets | $560,929 | $576,728 | $112,507 | $ 50,694 | $ 30,228 | $1,331,086 |
| Long-lived assets outside the U.S.: | | | | | | |
| Canada | $ — | $ 55,404 | $ — | $ — | $ — | $ 55,404 |
| Belgium | $ — | $ 72,615 | $ — | $ — | $ — | $ 72,615 |

### Unconsolidated Subsidiaries

Newcastle does not have any unconsolidated subsidiaries which it accounts for under the equity method. Newcastle Holdings held three such investments, none of which were transferred to Newcastle, which are described below. Such investments are included in Newcastle's financial statements through the date of the commencements of Newcastle's operations.

The following table summarizes the activity affecting the equity held by Newcastle in unconsolidated subsidiaries:

| | Austin Holdings | Fortress Investment Fund LLC | Total |
|---|---|---|---|
| Balance 12/31/00 | $ 12,733 | $ 50,694 | $ 63,427 |
| Contributions to unconsolidated subsidiaries | 5,413 | 20,416 | 25,829 |
| Distributions from unconsolidated subsidiaries | (10,616) | (15,198) | (25,814) |
| Equity in earnings of unconsolidated subsidiaries | (2,553) | 5,360 | 2,807 |
| Equity in OCI of unconsolidated subsidiaries | — | 7,074 | 7,074 |
| Transfer of investment in exchange for notes from Fund I co-investors | — | (3,555) | (3,555) |
| Costs incurred related to investment in the venture | — | 3,440 | 3,440 |
| Balance 12/31/01 | $ 4,977 | $ 68,231 | $ 73,208 |
| Contributions to unconsolidated subsidiaries | 3,237 | 16,754 | 19,991 |
| Contribution of assets to unconsolidated subsidiaries | 1,454 | — | 1,454 |
| Distributions from unconsolidated subsidiaries | (522) | (7,743) | (8,265) |
| Equity in earnings of unconsolidated subsidiaries | 59 | 303 | 362 |
| Equity in OCI of unconsolidated subsidiaries | — | (15) | (15) |
| Other | — | (329) | (329) |
| Distribution to Newcastle Holdings | (9,205) | (77,201) | (86,406) |
| Balance 12/31/02 | $ — | $ — | $ — |

Summarized financial information related to Newcastle's unconsolidated subsidiaries through the date of their distribution to Newcastle Holdings was as follows (in thousands):

| | Included in Unallocated Segment | | | | | | | | |
|---|---|---|---|---|---|---|---|---|---|
| | Austin Holdings | | | FIC Management Inc. | | | Fortress Investment Fund LLC(A) | | |
| | 12/31/02 | 12/31/01 | 12/31/00 | 12/31/02 | 12/31/01 | 12/31/00 | 12/31/02 | 12/31/01 | 12/31/00 |
| Assets | | $ 7,947 | $21,259 | | $— | $ — | | $612,083 | $434,009 |
| Liabilities | | (2,353) | (7,207) | | — | — | | — | — |
| Minority interest | | (352) | (590) | | — | — | | — | — |
| Equity | | $ 5,242 | $13,462 | | $— | $ — | | $612,083 | $434,009 |
| Equity held by Newcastle(B) | | $ 4,977 | $12,733 | | $— | $ — | | $ 68,231 | $ 50,694 |
| | 2002 | 2001 | 2000 | 2002 | 2001 | 2000 | 2002 | 2001 | 2000 |
| Revenues | $ 585 | $(1,370) | $ 2,675 | $— | $— | $ 234 | $ 9,740 | $141,475 | $ 21,894 |
| Expenses | (477) | (1,302) | (5,001) | — | — | (523) | (4,470) | (9,941) | (8,941) |
| Minority interest | (45) | (16) | 484 | — | — | — | — | — | — |
| Net income (loss) | $ 63 | $(2,688) | $(1,842) | $— | $— | $(289) | $ 5,270 | $131,534 | $ 12,953 |
| Newcastle's equity in net income (loss) | $ 59 | $(2,553) | $(1,749) | $— | $— | $(275) | $ 303 | $ 5,360 | $ 1,044 |

(A) Fortress Investment Fund LLC's summary financial information is presented on a fair value basis, consistent with its internal basis of accounting, while Newcastle's equity is presented on a GAAP basis. Newcastle's equity in net income excludes its incentive income.

(B) Newcastle also had a $3.2 million receivable from Austin at December 31, 2001.

**Fund I**

The managing member of Fund I is Fortress Fund MM LLC (the "Fund I Managing Member"), which is owned jointly, through subsidiaries, by Newcastle Holdings, approximately 94%, and the Manager, approximately 6%, in each case through Class A membership interests. A separate class of membership interests in the Fund I Managing Member, designated as Class B, reflects the entitlement to the incentive return payable by Fund I, as described below, which is owned 50% by the Manager and 50% by Newcastle Holdings. Newcastle Holdings and its affiliates, including the Fund I Managing Member, have committed to contribute an aggregate of $100 million, or approximately 11.5% of Fund I's total committed capital, to Fund I; in the aggregate, Newcastle Holdings and 21 unaffiliated investors (collectively, the "Fund I Investors") have committed approximately $872.8 million (the "Capital Commitment") to Fund I over the three years ending April 28, 2003. Newcastle Holdings has committed to fund 100% of

(tables in thousands, except per share data)

the capital commitments of its affiliates, including the Fund I Managing Member (which has committed $8.7 million or approximately 1% of Fund I's total committed capital), to Fund I. Fund I, which is a Delaware limited liability company, is owned through membership interests issued in direct proportion to capital committed.

The Fund I Managing Member is entitled to receive an annual management fee of up to 1.5% (inclusive of an administrative fee of up to 0.5%) of Fund I's invested capital or total equity commitments. Newcastle Holdings is not charged management and administrative fees for its investment in Fund I. Pursuant to an agreement with the Fund I Managing Member and the Manager, the Manager is entitled to 100% of the management fee paid by Fund I to the Fund I Managing Member. Since the management fees paid to the Manager flow through Newcastle Holdings through its ownership of the Fund I Managing Member, they are reflected as gross amounts in both Management Fee from Affiliate and Management Fee to Affiliate, although they have no effect on net income.

The Fund I Managing Member is entitled to an incentive return (the "Incentive Return") generally equal to 20% of Fund I's returns, as defined, subject to: 1) a 10% preferred return payable to the Fund I Investors and 2) a clawback provision which requires amounts previously distributed as Incentive Return to be returned to Fund I if, upon liquidation of Fund I, the amounts ultimately distributed to each Fund I Investor do not meet a 10% preferred return to the Fund I Investors. Fund I is managed by the Manager pursuant to the Fund I Managing Member's operating agreement and a management agreement between the Manager and the Fund I Managing Member. In accordance with those documents, (a) the Manager is entitled to 100% of the management fee payable by Fund I, (b) the Manager is entitled to 50% of the Incentive Return payable by Fund I, (c) Newcastle Holdings is entitled to 50% of the Incentive Return payable by Fund I, and (d) Newcastle Holdings is entitled to receive 100% of the investment income or loss attributable to the capital invested in Fund I by the Fund I Managing Member. The Manager of Fund I also manages Newcastle and Newcastle Holdings. Newcastle Holdings consolidated the financial results of the Fund I Managing Member because Newcastle Holdings owned substantially all of the voting interest in the Fund I Managing Member. As a result, Newcastle's consolidated financial statements reflect all of the Incentive Return payable to the Fund I Managing Member, including the 50% portion payable to the Manager which was treated as Preferred Incentive Return to Affiliate.

In January 2000, Newcastle Holdings transferred, in exchange for cash, approximately $51.2 million of preferred equity securities, acquired in December 1999, to Fund I at their market value, which approximated their book value, resulting in no gain or loss being recorded. During 2002 (through the date of commencement of Newcastle's operations), 2001 and 2000, Newcastle Holdings invested approximately $18.0 million, $21.5 million and $47.2 million, respectively, in Fund I. During 2002 (through the date of commencement of Newcastle's operations) and 2001, Newcastle Holdings received approximately $7.8 million and $16.3 million of distributions from Fund I, respectively, excluding Incentive Return. Newcastle Holdings accounted for its investment in Fund I under the equity method. During 2002, 2001 and 2000, the Manager earned $4.5 million, $8.9 million and $9.2 million of management and administrative fees from Fund I, respectively, through its agreement with the Fund I Managing Member.

The Incentive Return is payable on an asset-by-asset basis, as realized. Accordingly, an Incentive Return may be paid to the Fund I Managing Member in connection with a particular Fund I investment if and when such investment generates proceeds to Fund I in excess of the capital called with respect to such investment, plus a 10% preferred return thereon. If upon liquidation of Fund I the aggregate amount paid to the Fund I Managing Member as Incentive Return exceeds the amount actually due to the Fund I Managing Member (that is, amounts that should instead have been paid to Fund I Investors) after taking into account the aggregate return to Fund I Investors, the excess is required to be returned by the Fund I Managing Member (that is "clawed back") to Fund I. Newcastle Holdings is responsible to pay to Fund I the amount of any excess return to be clawed back to the extent not funded by the Fund I Managing Member. The Manager, in turn, is responsible for the clawback of any excess return received by it. Newcastle Holdings believes that the Manager has the ability to meet this obligation. Newcastle Holdings received a credit against management fees otherwise payable by it under its management agreement with the Manager for management fees and any Incentive Return paid to the Manager by Fund I allocable to Newcastle Holdings' investment in Fund I. This credit was reflected as increased return to Newcastle Holdings from Fund I, in Equity in Earnings (Losses) from Unconsolidated Subsidiaries, because: (a) Newcastle Holdings, unlike the other Fund I Investors, did not pay a management fee to Fund I and its allocation of income from Fund I was calculated gross of any management fees, and (b) Newcastle Holdings received payments from the Manager of amounts paid to the Manager by Fund I representing the Incentive Return allocable to Newcastle Holdings' investment in Fund I, of which $0.5 million was received in January 2002.

Newcastle Holdings had adopted Method 2 of Emerging Issues Task Force Topic D-96 which specifies that companies with management arrangements that contain a performance based incentive return that is not finalized until the end of a period of time specified in the contract may record such return as revenue in the amount that would be due under the formula at any point in time as if the incentive return arrangement was terminated at that date.

Newcastle Holdings recorded as incentive income the amount that would be due based on the fair value of the assets in Fund I exceeding the required return at a specific point in time as if the management arrangement was terminated on that date. Based on this methodology, Newcastle Holdings' net income in each reporting period reflected changes in the fair value of the assets in Fund I. As such, Newcastle Holdings accrued $27.5 million of Incentive Return through the date of the commencement of Newcastle's operations. This amount was recorded in Incentive Income from Affiliate. The Manager was entitled to 50% of this income which Newcastle Holdings recorded as Incentive Return to Affiliate. The Fund I Managing Member has received $8.8 million of such income, all of which is subject to clawback. Newcastle Holdings received $4.4 million of such income in cash pertaining to the year ended December 31, 2001, representing its 50% interest in the Incentive Return paid by Fund I.

**Austin**

In 1998, Newcastle Holdings and Fortress Principal Investment Group LLC ("FPIG"), an affiliate of the Manager, formed Austin Holdings Corporation ("Austin"). FPIG contributed cash, and Newcastle Holdings contributed its interest in entities that owned certain assets, primarily non-performing loans and foreclosed real estate intended for sale, which were originally acquired as part of loan pool acquisitions. The assets Newcastle Holdings contributed, and any income generated from them, were not well suited to be held by a REIT for the reasons described below. If the assets were treated as inventory held for sale in the ordinary course of business, any gain from the sale of these assets would be subject to a 100% excise tax in the hands of a REIT. By holding these assets indirectly through Austin, a corporate entity, Newcastle Holdings instead received dividend income from the corporation, which is not subject to the 100% excise tax, and is treated as qualifying income for purposes of the 95% income test that applies to REITs. Newcastle Holdings held non-voting preferred stock of Austin. Newcastle Holdings' preferred stock in Austin represented a 95% economic ownership interest in Austin, and had a liquidation preference over the common stockholders. Newcastle Holdings' interest in Austin was accounted for under the equity method. Newcastle Holdings and Austin elected to treat Austin as a taxable REIT subsidiary ("TRS") as of January 1, 2001 in order to comply with the rule that REITs generally may not hold more than 10% of the voting securities or 10% of the value of securities of any corporation that is not a TRS. FPIG was the holder of all of the common stock which represents 100% of the vote and 5% of the economic ownership interest of Austin. FPIG's ownership interest was funded in part by a $0.7 million loan from Austin in 2001.

Austin also owned 100% of the common stock of Ascend Residential Holdings, Inc. ("Ascend"). Ascend's primary business was the acquisition, rehabilitation and sale of single-family residential properties.

**FICMI**

In May 1999, Newcastle Holdings purchased from Impac Commercial Holdings, Inc. ("ICH"), a publicly traded mortgage REIT, approximately $12 million of non-voting Series B Convertible Preferred Stock with a coupon of 8.5%. The preferred stock was initially convertible into 1,683,635 shares of common stock of ICH. Subsequently, during 1999 and 2000, Newcastle Holdings purchased 832,400 shares of common stock of ICH. Additionally, FIC Management Inc. ("FICMI"), an unconsolidated subsidiary of Newcastle Holdings created for this purpose, purchased the management contract for ICH for $6 million and subcontracted the management of ICH to the Manager. FICMI was entitled to an incentive fee under the management agreement, as defined, if certain minimum returns were achieved. During the third quarter of 2000, FICMI recognized incentive fee income of $0.2 million based on ICH's achievement of such returns. During 2000, ICH reimbursed the Manager for approximately $0.7 million of expenses pursuant to such contract, and reimbursed Newcastle Holdings for $0.4 million of such expenses. FICMI had substantially the same legal structure as Austin. Newcastle Holdings and FICMI and Fortress Fund MM, Inc. ("FFMMI") have made elections to treat FICMI and FFMMI as TRS's as of January 1, 2001.

In November 2000 a wholly-owned subsidiary of Newcastle Holdings completed a tender offer for all of the remaining outstanding common shares of ICH. Newcastle Holdings' basis in its investment in ICH was approximately $22.1 million at the date of acquisition. In addition, Newcastle Holdings incurred approximately $44.3 million in connection with its tender offer and assumed approximately $95.7 million of ICH's liabilities, resulting in total assets acquired of $162.1 million (including $12.1 million of cash), based on the "purchase" method of accounting. Subsequent to the acquisition, Newcastle Holdings sold $108.9 million of the former ICH assets during 2000 for net proceeds of approximately $130.2 million at a gain of approximately $21.3 million, and repaid approximately $92.8 million of the former ICH liabilities. The remaining, non-cash ICH assets at December 31, 2002 and 2001 were primarily included in Marketable Securities Available for Sale (Note 2). Newcastle's consolidated financial statements include ICH's results of operations for the period subsequent to the completion of the tender offer.

(tables in thousands, except per share data)

## 4. REAL ESTATE SECURITIES

The following is a summary of Newcastle's real estate securities at December 31, 2002 and 2001, all of which are classified as available for sale and are therefore marked-to-market through other comprehensive income pursuant to SFAS No. 115 "Accounting for Certain Investments in Debt and Equity Securities." Unrealized losses that are considered other than temporary are recognized currently in income. There were no such losses incurred through December 31, 2002. None of the securities is delinquent.

| | | | Gross Unrealized | | | Weighted Average | | | |
|---|---|---|---|---|---|---|---|---|---|
| | Principal Balance | Amortized Cost Basis | Gains | Losses | Carrying Value | S&P Rating | Coupon | Yield | Term to Maturity (Years) |
| **December 31, 2002** | | | | | | | | | |
| CBO I | | | | | | | | | |
| CMBS | $ 323,025 | $283,991 | $26,999 | $(3,686) | $ 307,304 | BB | 6.72% | 9.50% | 7.11 |
| Unsecured REIT debt | 234,562 | 232,892 | 21,726 | (100) | 254,518 | BBB | 7.41% | 7.64% | 5.48 |
| Subtotal—CBO I | 557,587 | 516,883 | 48,725 | (3,786) | 561,822 | BB+ | 7.01% | 8.67% | 6.43 |
| CBO II | | | | | | | | | |
| CMBS | 299,051 | 285,035 | 17,055 | (238) | 301,852 | BBB– | 6.35% | 7.26% | 7.17 |
| Unsecured REIT debt | 113,357 | 112,475 | 8,678 | — | 121,153 | BBB– | 7.81% | 7.87% | 7.85 |
| Other | 58,155 | 56,086 | 1,172 | (1,867) | 55,391 | AA | 7.29% | 8.23% | 7.89 |
| Subtotal—CBO II | 470,563 | 453,596 | 26,905 | (2,105) | 478,396 | BBB | 6.28% | 7.53% | 7.41 |
| Total real estate securities* | $1,028,150 | $970,479 | $75,630 | $(5,891) | $1,040,218 | BBB– | 6.67% | 8.14% | 6.88 |
| Non-CBO securities—rated | 5,000 | 3,888 | 137 | — | 4,025 | AAA | 7.39% | 12.11% | 8.49 |
| Non-CBO securities—unrated | 18,953 | 7,184 | — | — | 7,184 | N/A | 7.40% | 18.63% | 7.50 |
| Total marketable securities | $ 23,953 | $ 11,072 | $ 137 | $ — | $ 11,209 | | 7.40% | 16.34% | 7.71 |
| **December 31, 2001** | | | | | | | | | |
| CBO I | | | | | | | | | |
| CMBS | $ 316,057 | $ 268,209 | $ 9,110 | $ (5,683) | $ 271,636 | | | | |
| Unsecured REIT debt | 219,515 | 216,411 | 9,238 | (258) | 225,391 | | | | |
| Subtotal—CBO I* | $ 535,572 | $ 484,620 | $ 18,348 | $ (5,941) | $ 497,027 | | | | |
| Non-CBO securities | $ 19,326 | $ 14,507 | $ — | $ (40) | $ 14,467 | | | | |

* Carrying value excludes restricted cash of $29.7 million and $25.2 million at December 31, 2002 and 2001, respectively, included in Real Estate Securities pending its reinvestment in securities. The total carrying value of fixed rate real estate securities was $961.4 million and $497.0 million, and of variable rate real estate securities was $78.8 million and $0.0 million, at December 31, 2002 and 2001, respectively.

In July 2002, Newcastle entered into an agreement with a major investment bank whereby such bank will purchase up to $450 million of commercial mortgage backed securities, REIT debt, real estate loans and asset backed securities, subject to Newcastle's right to purchase such securities from them. This agreement is treated as a non-hedge derivative for accounting purposes and is therefore marked-to-market through current income; a mark of $0.7 million has been booked to income through December 31, 2002. These securities are expected to be included in a securitization transaction in which Newcastle would acquire the equity interest (the "CBO III Transaction"). As of December 31, 2002, approximately $342.4 million of the $450 million had been accumulated. If the CBO III Transaction is not consummated as a result of Newcastle's failure to acquire the equity interest or otherwise as a result of Newcastle's gross negligence or willful misconduct, Newcastle would be required to either purchase such securities or pay the difference between the original purchase price of such securities and the price at which such securities are sold to a third party (a "Collateral Loss"). If the CBO III Transaction fails to close for any other reason, Newcastle would be required to either purchase such securities or pay the lesser of the Collateral Loss and its deposit. Although Newcastle currently anticipates completing the CBO III Transaction during the first quarter of 2003, there is no assurance that the CBO III Transaction will be consummated. As of December 31, 2002, Newcastle estimates that the fair value of the securities purchased by such bank is in excess of the purchase price paid by such bank. In November and December 2002, Newcastle made deposits aggregating $37.1 million under such agreement (the "CBO III Deposit").

Newcastle Holdings created $62.3 million face of mezzanine bonds issued by its subsidiaries which indirectly own the GSA Properties. The bonds are not entitled to any scheduled interest or amortization prior to their maturity date in May 2011. None of the bonds are secured by mortgages on the GSA Properties; the bonds are secured by equity interests in the direct or indirect owners of the GSA Properties. These bonds, which were included in the collateral for the CBO I and CBO II transactions, were retained by Newcastle. These bonds were sold by Newcastle at a loss of $0.3 million in September 2002.

The securities denoted "CBO I" and "CBO II" are encumbered by the CBO I and CBO II securitizations (Note 8), respectively. One of the non-CBO securities was encumbered by a $1.5 million repurchase agreement at December 31, 2002.

## 5. OPERATING REAL ESTATE

The following is a reconciliation of real estate assets and accumulated depreciation:

| | Gross | Accumulated Depreciation | Net |
|---|---|---|---|
| **Operating Real Estate** | | | |
| Balance at December 31, 2000 | $ 566,923 | $(26,384) | $ 540,539 |
| Improvements | 4,495 | — | 4,495 |
| Foreign currency translation | (7,636) | 345 | (7,291) |
| Depreciation | — | (12,909) | (12,909) |
| Balance at December 31, 2001 | 563,782 | (38,948) | 524,834 |
| Improvements | 2,166 | — | 2,166 |
| Foreign currency translation | 11,998 | (737) | 11,261 |
| Depreciation | — | (7,994) | (7,994) |
| Cost of real estate sold | (44,548) | 2,425 | (42,123) |
| Distribution to Newcastle Holdings | (404,715) | 35,320 | (369,395) |
| Transferred to Real Estate Held for Sale | (5,571) | 474 | (5,097) |
| **Balance at December 31, 2002** | $123,112 | $ (9,460) | $113,652 |
| U.S. Properties | $ — | $ — | $ — |
| Canadian Properties | 50,186 | (4,386) | 45,800 |
| Belgian Properties | 72,926 | (5,074) | 67,852 |
| Total | $123,112 | $ (9,460) | $113,652 |
| **Real Estate Held for Sale** | | | |
| Balance at December 31, 2001 | | | $ — |
| Transferred from Operating Real Estate | | | 5,097 |
| Mark-to-market | | | (1,626) |
| **Balance at December 31, 2002** | | | $ 3,471 |
| U.S. Properties | | | $ — |
| Canadian Properties | | | 3,471 |
| Belgian Properties | | | — |
| Total | | | $ 3,471 |

All of Newcastle's U.S. properties (the "GSA Properties") were distributed to Newcastle Holdings prior to the commencement of Newcastle's operations. Such properties were primarily leased to the General Services Administration of the U.S. Government.

The Canadian properties are primarily leased to Bell Canada, a wholly-owned subsidiary of BCE, Inc. and are referred to as the "Bell Canada Portfolio." For 2002, 2001 and 2000, approximately 66.6%, 68.0% and 69.7% of Newcastle's consolidated rental and escalation income from continuing operations was attributable to Bell Canada. The Bell Canada leases expire over various dates through 2007. Each Bell Canada lease contains one five-year lease renewal option and provides for a significant payment due upon expiration of the lease. These terminal payments have been included in the calculation of straight-line rental income assuming that each lease is renewed once. The Bell Canada leases also provide for the reimbursement of substantially all operating expenses and property taxes plus an administrative fee. The Bell Canada Portfolio is encumbered by the Bell Canada Securitization (Note 8).

The Belgian properties are referred to as the "LIV Portfolio" and are leased to a variety of tenants, including the European Commission ("EC"). For 2002, 2001 and 2000, approximately 14.2%, 13.0% and 14.9% of Newcastle's consolidated rental and escalation income from continuing operations was attributable to the EC. The leases on the Belgian properties provide for annual increases in base rent based on the change in the Sante Index, as well as payment of increases in operating expenses and real estate taxes over base year amounts. The LIV Portfolio is encumbered by the Belgian Mortgage (Note 8).

(tables in thousands, except per share data)

The following is a schedule of the future minimum rental payments to be received under non-cancelable operating leases:

| | |
|---|---|
| 2003 | $10,476 |
| 2004 | 9,405 |
| 2005 | 8,396 |
| 2006 | 6,602 |
| 2007 | 3,299 |
| Thereafter | 92 |
| | $38,270 |

In May 2002, Newcastle sold one of its GSA Properties with a net basis of $33.0 million for a net purchase price of approximately $34.1 million, at a gain of $1.1 million. In May 2002, it sold a Belgian property for gross proceeds of approximately $8.9 million, at a loss of approximately $1.1 million. Pursuant to SFAS No. 144, Newcastle has retroactively recorded the operations of such properties in Income from Discontinued Operations for all periods presented.

In August and November 2002, Newcastle entered into contracts to sell two commercial properties located in Canada for gross proceeds of approximately $2.6 million, at a loss of approximately $1.6 million including the write off of accumulated other comprehensive income related to foreign currency translation. The sales are contracted to occur in April 2003. Pursuant to SFAS No. 144, Newcastle has reclassified the net carrying value of these properties to Real Estate Held for Sale and has retroactively recorded the operations of such properties in Income from Discontinued Operations for all periods presented.

Gross revenues from discontinued operations, which include those investments distributed to Newcastle Holdings as discussed in Note 2, were approximately $29.2 million, $67.9 million and $75.8 million in 2002, 2001 and 2000, respectively.

The following table sets forth certain information concerning the real estate portfolio:

| | | | | 12/31/2002 | | | | Unaudited | | | |
|---|---|---|---|---|---|---|---|---|---|---|---|
| Type of Property | Location | Initial Cost(A) | Costs Capitalized Subseq. to Acq'n(A) | Gross Carrying Amount | Accum. Depr. | Net Carrying Amount(B) | Encumb. | Occ. | Net Rentable Sq. Ft. | Acq. Date | Year Built/ Renovated |
| Office Building | Etobicoke, ON | $ 8,937 | $ 654 | $ 9,591 | $ 932 | $ 8,659 | $ 8,793 | 100% | 177,214 | 10/98 | 1972/1978 |
| Office Building | London, ON | 14,630 | 235 | 14,865 | 1,485 | 13,380 | 7,686 | 96% | 325,764 | 10/98 | 1980 |
| Industrial | Toronto, ON | 25,521 | 209 | 25,730 | 1,969 | 23,761 | 18,635 | 100% | 624,786 | 10/98 | 1963/'71/'79 |
| Subtotal—Canada | | 49,088 | 1,098 | 50,186 | 4,386 | 45,800 | 35,114 | 99% | 1,127,764 | | |
| Office Building | G. Bijgaarden, BEL | 9,906 | 212 | 10,118 | 696 | 9,422 | 9,701 | 67% | 81,763 | 11/99 | 1994 |
| Office Building | Brussels, BEL | 27,288 | 22 | 27,310 | 1,810 | 25,500 | 29,863 | 100% | 119,781 | 11/99 | 1973/1995 |
| Office Building | Brussels, BEL | 4,589 | 376 | 4,965 | 444 | 4,521 | 4,210 | 100% | 26,651 | 11/99 | 1952/'93/'98 |
| Office Building | Waterloo, BEL | 7,518 | 13 | 7,531 | 505 | 7,026 | 6,235 | 100% | 46,231 | 11/99 | 1930/1990 |
| Office Building | Zaventem, BEL | 6,725 | 75 | 6,800 | 489 | 6,311 | 4,874 | 67% | 65,175 | 11/99 | 1975/1990 |
| Office Building | Brussels, BEL | 5,477 | 97 | 5,574 | 401 | 5,173 | 2,992 | 55% | 28,180 | 11/99 | 1974/1996 |
| Warehouse | Zaventem, BEL | 3,719 | 5 | 3,724 | 247 | 3,477 | 2,096 | 100% | 55,606 | 11/99 | 1986 |
| Office Building | Brussels, BEL | 5,079 | 1,825 | 6,904 | 482 | 6,422 | 2,981 | 29% | 32,206 | 11/99 | 1987/2001 |
| Subtotal—Belgium | | 70,301 | 2,625 | 72,926 | 5,074 | 67,852 | 62,952 | 81% | 455,593 | | |
| Subtotal—Operating Real Estate | | 119,389 | 3,723 | 123,112 | 9,460 | 113,652 | 98,066 | 94% | 1,583,357 | | |
| Office Building | Hamilton, ON | N/A | N/A | 2,057 | N/A | 2,057 | 1,645 | 100% | 118,787 | 10/98 | 1974 |
| Office Building | Kingston, ON | N/A | N/A | 1,414 | N/A | 1,414 | 630 | 100% | 45,691 | 10/98 | 1981 |
| Subtotal—Real Estate Held for Sale | | — | — | 3,471 | — | 3,471 | 2,275 | 100% | 164,478 | | |
| | Totals | $119,389 | $3,723 | $126,583 | $9,460 | $117,123 | $100,341 | 94% | 1,747,835 | | |

(A) Adjusted for changes in foreign currency exchange rates, which aggregated $12.0 million of gain and $7.6 million of loss between land, building and improvements in 2002 and 2001, respectively.

(B) The federal income tax basis for such assets at December 31, 2002 was approximately equal to their book basis.

## 6. REAL ESTATE LOANS

Loans and mortgage pools receivable consisted of the following at December 31, 2002 and 2001.

| Description | Weighted Average Effective Interest Rate 12/31/02 | Range of Stated Maturity Dates 12/31/02 | Payment Terms 12/31/02 | Carrying Amount 12/31/02 | Carrying Amount 12/31/01 | Face Amount 12/31/02 | Face Amount 12/31/01 | Delinquent Carrying Amount 12/31/02 | Encumbrance 12/31/02 |
|---|---|---|---|---|---|---|---|---|---|
| Whole loan portfolio | 3.40% | 9/27–11/32 | Various | $258,198 | $ — | $254,201 | $ — | $— | $246,712 |
| Loan on retail stores | N/A | N/A | N/A | — | 6,560 | — | 6,560 | — | — |
| Italian mortgage portfolio | N/A | N/A | N/A | — | 4,073 | — | 17,002 | — | — |
| Other | N/A | N/A | N/A | — | 42 | — | 1,833 | — | — |
| Total | | | | $258,198 | $10,675 | $254,201 | $25,395 | $— | $246,712 |

The following is a reconciliation of loans and mortgage pools receivable.

| | Face Amount | Market (Discount)/ Premium | Loss Allowance | Carrying Amount |
|---|---|---|---|---|
| Balance 12/31/00 | $ 129,621 | $(1,095) | $(21,569) | $ 106,957 |
| Collections of principal | (70,801) | — | — | (70,801) |
| Cost of loans sold | (32,986) | 1,095 | 6,741 | (25,150) |
| Foreign currency translation | (439) | — | 108 | (331) |
| Balance 12/31/01 | 25,395 | — | (14,720) | 10,675 |
| Purchases/advances | 255,550 | 4,147 | — | 259,697 |
| Collections of principal | (7,909) | — | — | (7,909) |
| Cost of loans sold | — | — | (267) | (267) |
| Accretion | — | (150) | — | (150) |
| Foreign currency translation | 432 | — | (210) | 222 |
| Transfer to unconsolidated subsidiary | (17,355) | — | 13,329 | (4,026) |
| Distribution to Newcastle Holdings | (1,912) | — | 1,868 | (44) |
| Balance 12/31/02 | $254,201 | $3,997 | $ — | $258,198 |

The average carrying amount of Newcastle's real estate loans was approximately $54.5 million and $11.8 million during 2002 and 2001, respectively, on which Newcastle earned approximately $1.4 million and $1.6 million of gross revenues, respectively.

All of Newcastle's real estate loans and loan portfolios owned at such time were transferred to Newcastle prior to the commencement of Newcastle's operations.

In November 2002, Newcastle invested $13.5 million of equity in a portfolio of mortgage loans. This portfolio is encumbered by a repurchase agreement (Note 8).

## 7. FAIR VALUE OF FINANCIAL INSTRUMENTS

For certain of Newcastle's financial instruments, principally loans receivable and debt, fair values are not readily available since there are no active trading markets as characterized by current exchanges between willing parties. Accordingly, fair values can only be derived or estimated using various valuation techniques, such as computing the present value of estimated future cash flows using discount rates commensurate with the risks involved. However, the determination of estimated future cash flows is inherently subjective and imprecise. It should be noted that minor changes in assumptions or estimation methodologies can have a material effect on these derived or estimated fair values, and that the fair values reflected below are indicative of the interest rate environments as of December 31, 2002 and do not take into consideration the effects of subsequent interest rate fluctuations.

(tables in thousands, except per share data)

The carrying amounts and estimated fair values of Newcastle's financial instruments at December 31, 2002 are as follows:

| | Carrying Amount | Principal Balance or Notional Amount | Estimated Fair Value |
|---|---|---|---|
| Assets: | | | |
| Real estate securities, available for sale | $1,069,892 | $1,028,150 | $1,069,892 |
| CBO III deposit | 37,777 | See below | 37,777 |
| Marketable securities, available for sale | 11,209 | 23,953 | 11,209 |
| Mortgage loans | 258,198 | 254,201 | 258,198 |
| Interest rate caps, treated as hedges, net[(A)] | 4,638 | 213,035 | 4,638 |
| Liabilities: | | | |
| CBO bonds payable | 868,497 | 881,500 | 892,117 |
| Other bonds payable | 37,389 | 38,173 | 36,784 |
| Notes payable | 62,952 | 62,952 | 58,970 |
| Repurchase agreements | 248,169 | 248,169 | 248,169 |
| Interest rate swaps, treated as hedges, net[(B)] | 51,110 | 437,465 | 51,110 |
| Non-hedge derivative obligations[(C)] | 745 | See below | 745 |

(A) Included in Deferred Costs, Net. The longest cap maturity is October 2015.
(B) Included in Derivative Liabilities. The longest swap maturity is April 2011.
(C) Included in Derivative Liabilities. The longest maturity is July 2038.

The methodologies used and key assumptions made to estimate fair value are as follows:

*Real Estate Securities, Available for Sale*—The fair value of the REIT unsecured loans and CMBS is estimated by obtaining third party independent broker quotations, if available and practicable, or counterparty quotations.

*CBO III Deposit*—The fair value of the CBO III Deposit is based on a counterparty quotation. The CBO III deposits is more fully described in Note 4.

*Marketable Securities, Available for Sale*—The fair value of these securities is generally based upon broker quotations. The fair value of two securities acquired from ICH, for which quoted market prices are not readily available, is estimated by means of price/yield analyses based on Newcastle's expected disposition strategies for such assets. Such assets include Newcastle's interest in a securitization executed by ICH (the "CMO Asset"). The CMO Asset has an estimated value of $3.3 million at December 31, 2002 based on a discount rate of 20% and estimated credit losses of $4.9 million. Increasing such estimated discount rate and credit losses to 25% and $6.5 million, respectively, would decrease the estimated value by $0.6 million and $0.5 million, respectively. The gross securitized assets underlying the CMO Asset aggregate $262.5 million (of which $2.8 million was delinquent) at December 31, 2002, subject to $251.3 million of debt.

*Mortgage Loans*—This portfolio of mortgage loans bears a floating rate of interest. We believe that for similar financial instruments with comparable credit risks, the effective rate on this portfolio approximates the market rate. Accordingly, the carrying amount of this portfolio is believed to approximate fair value.

*Interest Rate Cap and Swap Agreements*—The fair value of these agreements is estimated by obtaining counterparty quotations.

*CBO and Other Bonds Payable*—For those bonds bearing floating rates at spreads over market indices, representing approximately $710.7 million of the carrying amount of the CBO Bonds Payable, management believes that for similar financial instruments with comparable credit risks, the effective rates approximate market rates. Accordingly, the carrying amount outstanding on these bonds is believed to approximate fair value. For those bonds bearing fixed interest rates, values were obtained by discounting expected future payments by a rate calculated by imputing a spread over a market index on the date of borrowing.

*Notes Payable*—The Belgian Mortgage was valued by discounting expected future payments by a rate calculated by imputing a spread over a market index on the date of borrowing.

*Repurchase Agreements*—These agreements bear floating rates of interest and management believes that for similar financial instruments with comparable credit risks, the effective rates approximate market rates. Accordingly, the carrying amounts outstanding are believed to approximate fair value.

*Non-Hedge Derivative Obligations*—These obligations are valued by reference to current counterparty quotations. These obligations represent two essentially offsetting interest rate caps and two essentially offsetting interest rate swaps, each with notional amounts of $32.5 million, an interest rate cap with a notional amount of $17.5 million, and an interest rate cap with a notional amount of approximately $61.6 million.

## 8. DEBT OBLIGATIONS

The following table presents certain information regarding Newcastle's debt obligations:

| | Carrying Amount | | Face Amount | | | |
|---|---|---|---|---|---|---|
| Issue | 12/31/02 | 12/31/01 | 12/31/02 | 12/31/01 | 12/31/02 Interest Rate | Stated Maturity |
| CBO I Bonds | $ 429,363 | $445,514 | $ 437,500 | $455,000 | See below | July 2038 |
| CBO II Bonds | 439,134 | — | 444,000 | — | See below | April 2037 |
| Total CBO bonds | 868,497 | 445,514 | 881,500 | 455,000 | | |
| Bell Canada Securitization | 37,389 | — | 38,173 | — | See below | April 2012 |
| GSA Securitization | — | 319,303 | — | 360,029 | (B) | (B) |
| Total other bonds | 37,389 | 319,303 | 38,173 | 360,029 | | |
| Bell Canada Mortgage | — | 31,412 | — | 31,412 | Repaid | Repaid |
| Belgian Mortgage | 62,952 | 55,149 | 62,952 | 55,149 | 5.32% | Nov. 2006 |
| GSA KC Mortgage | — | 24,555 | — | 24,555 | Repaid | Repaid |
| Total notes payable | 62,952 | 111,116 | 62,952 | 111,116 | | |
| CMBS Repo | 1,457 | 1,457 | 1,457 | 1,457 | LIBOR+1.35% (2.77%) | One Month |
| Mortgage Loan Repo(A) | 246,712 | — | 246,712 | — | LIBOR+0.37% (1.80%) | May 2003 |
| Total repurchase agreements | 248,169 | 1,457 | 248,169 | 1,457 | | |
| Credit facility | — | 20,000 | — | 20,000 | (B) | (B) |
| Total debt obligations | $1,217,007 | $897,390 | $1,230,794 | $947,602 | | |

(A) The counterparty on this repo is Bear Stearns Mortgage Capital Corporation.
(B) Distributed to Newcastle Holdings prior to the commencement of Newcastle's operations.

In July 1999, Newcastle completed a transaction ("CBO I") whereby a portfolio of real estate securities (Note 4) was contributed to a consolidated subsidiary which issued $437.5 million fare amount of investment grade senior securities and $62.5 million face amount of non-investment grade subordinated securities in a private placement. As a result of CBO I, the existing repurchase agreement on such real estate securities was repaid. At December 31, 2002, the subordinated securities were retained by Newcastle and the senior securities, which bore interest at a weighted average effective rate, including discount and cost amortization, of 3.99%, had an expected weighted average life of approximately 5.26 years. Two classes of the senior securities bear floating interest rates. Newcastle has obtained an interest rate swap and cap in order to hedge its exposure to the risk of changes in market interest rates with respect to these securities, at an initial cost of approximately $14.3 million. CBO I's weighted average effective interest rate, including the effect of such hedges, was 5.63% at December 31, 2002. In addition, in connection with the sale of two classes of securities, Newcastle entered into two interest rate swaps and three interest rate cap agreements that do not qualify for hedge accounting. Changes in the values of these instruments have been recorded currently in income.

In November 2001, Newcastle sold the retained subordinated $17.5 million Class E Note from CBO I for approximately $18.5 million. The Class E Note bore interest at a fixed rate of 8.0% and had a stated maturity of June 2038. The sale of the Class E Note represents an issuance of debt and was recorded as additional CBO Bonds Payable. In April 2002, a wholly-owned subsidiary of Newcastle repurchased the Class E Note. The repurchase of the Class E Note represented a repayment of debt and was recorded as a reduction of CBO Bonds Payable. The Class E Note is included in the collateral for CBO II. The Class E Note is eliminated in consolidation.

In April 2002, Newcastle completed its second CBO securitization ("CBO II") whereby a portfolio of real estate securities (Note 4) was contributed to a consolidated subsidiary which issued $444.0 million face amount of investment grade senior securities and $56.0 million face amount of non-investment grade subordinated securities in a private placement. At December 31, 2002, the subordinated securities were retained by Newcastle and the senior securities, which bore interest at a weighted average effective rate, including discount and cost amortization, of approximately 3.48%, had an expected weighted average life of approximately 7.36 years. One class of the senior securities bears a floating interest rate. Newcastle has obtained an interest rate swap and cap in order to hedge its exposure to the risk of changes in market interest rates with respect to this security, at an initial cost of $1.2 million. CBO II's weighted average effective interest rate, including the effect of such hedges, was 6.16% at December 31, 2002.

(tables in thousands, except per share data)

In April 2002, Newcastle refinanced the existing debt on the Bell Canada Portfolio (the "Bell Canada Mortgage") through a securitization transaction (the "Bell Canada Securitization"). At December 31, 2002, the outstanding securities, which bore interest at a weighted average effective rate, including discount and cost amortization, of approximately 7.07%, had an expected weighted average life of approximately 2.75 years. In connection with this securitization, Newcastle guaranteed certain payments under an interest rate swap to be entered into in 2007, if the Bell Canada Securitization is not fully repaid by such date. Newcastle believes the fair value of this guarantee is negligible at December 31, 2002.

In May 1999, Newcastle Holdings financed the GSA Properties (Note 5) through a securitization (the "GSA Securitization") which bore interest at a weighted average effective rate of 7.04%. The GSA Securitization was distributed to Newcastle Holdings prior to the commencement of Newcastle's operations.

In November 1999, Newcastle financed the LIV Portfolio (Note 5) with a mortgage and a related interest rate cap. In November 2001, Newcastle extended the term of this mortgage, modified the rate, and obtained a new interest rate cap related thereto. In November 2002, Newcastle refinanced the LIV Portfolio with a new mortgage (the "Belgian Mortgage") which bears a fixed rate of interest.

One of the GSA Properties was financed with a mortgage (the "GSA KC Mortgage") which was repaid in May 2002 upon sale of the related asset.

In November 2002, Newcastle purchased a portfolio of mortgage loans (Note 6) subject to a repurchase agreement (the "Mortgage Loan Repo").

In July 2000, Newcastle Holdings entered into a $40 million revolving credit agreement (the "Credit Facility"). Newcastle Holdings hedged its exposure to the risk of changes in market interest rates with respect to the Credit Facility by entering into an interest rate swap. The credit facility and related swap were distributed to Newcastle Holdings prior to the commencement of Newcastle's operations.

Newcastle's debt obligations, including its repurchase agreements, notes payable, credit facility, CBO and other bonds payable, matures as follows (gross of discounts of $13.8 million):

| | |
|---|---|
| 2003 | $ 251.8 million |
| 2004 | 2.0 million |
| 2005 | 1.7 million |
| 2006 | 58.4 million |
| 2007 | 0.0 million |
| Thereafter | 916.9 million |
| | $1,230.8 million |

## 9. STOCK OPTION PLAN

In October 2002, Newcastle (with the approval of the board of directors) adopted a nonqualified stock option plan (the "Newcastle Option Plan") for non-employee directors and the Manager. The non-employee directors were granted options in 2002 to acquire an aggregate of 4,000 shares of common stock at a price of $13 per share, which were fully exercisable upon issuance. The fair value of such options was not material at the date of grant. For the purpose of compensating the Manager for its successful efforts in raising capital for Newcastle, the Manager was granted options in 2002 representing the right to acquire 700,000 shares of common stock at an exercise price per share of common stock equal to $13, with such price subject to adjustment as necessary to preserve the value of such options in connection with the occurrence of certain events (including capital dividends and capital distributions made by Newcastle). The 700,000 shares represented an amount equal to 10% of the shares of common stock of Newcastle sold in its initial public offering in 2002.

The options granted to the Manager were fully vested on the date of grant and one thirtieth of the options become exercisable on the first day of each of the following thirty calendar months, or earlier upon the occurrence of certain events, such as a change in control of Newcastle or the termination of the Management Agreement. The options expire in 2012.

The fair value of the options granted to the Manager at the date of grant was approximately $0.4 million. Newcastle estimated this value by reference to a volatility estimate of 15%, based on a range of volatilities for our competition provided by an investment bank, along with management's best judgement, together with a dividend yield of 13.85%, an expected life assumption of 10 years, and a risk-free rate assumption of 4.05%. Since the Newcastle Option Plan has characteristics significantly different from those of traded options, and since the volatility assumption is subject to significant judgment and variability, the actual value of the options could vary materially from management's estimate.

In June 1998, Newcastle Holdings (with the approval of the board of directors) adopted a nonqualified stock option plan (the "Newcastle Holdings Option Plan") for non-employee directors and the Manager. The non-employee directors were granted options in 1998 to acquire an aggregate of 6,000 shares of common stock at a price of $20 per share, which were fully exercisable upon issuance. The fair value of such options was not material at the date of grant. For the purpose of compensating the Manager for its successful efforts in raising capital for Newcastle Holdings, the Manager was granted options in 1998 representing the right to acquire 2,091,673 shares of common stock at an exercise price per share of common stock equal to $20, with such price subject to adjustment as necessary to preserve the value of such options in connection with the occurrence of certain events (including capital dividends and capital distributions made by Newcastle Holdings). The 2,091,673 shares represented an amount equal to 10% of the shares of common stock and units of Newcastle Holdings outstanding after Newcastle Holdings' stock issuances in 1998. All of the options granted in 1998 represent options in Newcastle Holdings and not in Newcastle.

The options granted to the Manager in 1998 were fully vested upon issuance and were exercisable beginning on June 5, 1999. From and after such date, one thirtieth of the options became exercisable on the first day of each of the following thirty calendar months. The options expire on June 5, 2008.

The fair value of the 1998 options granted to the Manager at the date of grant was approximately $3.6 million. Newcastle Holdings estimated this value by reference to the volatility and dividend yields of the Morgan Stanley REIT Index that were approximately 15.4% and 7.1%, respectively, together with an expected life assumption of 5 years, and a risk-free rate assumption of 4.88%. Since Newcastle Holdings' common stock is not publicly traded and the Newcastle Holdings Option Plan has characteristics significantly different from those of traded options, the actual value of the options could vary materially from management's estimate.

## 10. MANAGEMENT AGREEMENT AND RELATED PARTY TRANSACTIONS

Newcastle entered into the Management Agreement with the Manager in June 2002, which provides for an initial term of one year with automatic one-year extensions, subject to certain termination rights. After the initial one-year term, the Manager's performance will be reviewed annually and the Management Agreement may be terminated by Newcastle by payment of a termination fee, as defined in the Management Agreement, equal to the amount of management fees earned by the Manager during the twelve consecutive calendar months immediately preceding the termination, upon the affirmative vote of at least two-thirds of the independent directors, or by a majority vote of the holders of common stock. Pursuant to the Management Agreement, the Manager, under the supervision of Newcastle's board of directors, will formulate investment strategies, arrange for the acquisition of assets, arrange for financing, monitor the performance of Newcastle's assets and provide certain advisory, administrative and managerial services in connection with the operations of Newcastle. For performing these services, Newcastle will pay the Manager an annual management fee equal to 1.5% of the gross equity of Newcastle, as defined. Newcastle Holdings' management agreement with the Manager contained substantially the same terms.

The Management Agreement provides that Newcastle will reimburse the Manager for various expenses incurred by the Manager or its officers, employees and agents on Newcastle's behalf, including costs of legal, accounting, tax, auditing, administrative and other similar services rendered for Newcastle by providers retained by the Manager or, if provided by the Manager's employees, in amounts which are no greater than those which would be payable to outside professionals or consultants engaged to perform such services pursuant to agreements negotiated on an arm's-length basis.

To provide an incentive for the Manager to enhance the value of the common stock, the Manager is entitled to receive a quarterly incentive return (the "Preferred Incentive Return") on a cumulative, but not compounding, basis in an amount equal to the product of (A) 25% of the dollar amount by which (1) (a) the Funds from Operations, as defined (before the Preferred Incentive Return) of Newcastle per share of common stock (based on the weighted average number of shares of common stock outstanding) plus (b) gains (or losses) from debt restructuring and from sales of property and other assets per share of common stock (based on the weighted average number of shares of common stock outstanding), exceed (2) an amount equal to (a) the weighted average of the price per share of common stock in the IPO and the value attributed to the net assets transferred by Newcastle Holdings, and in any subsequent offerings by Newcastle (adjusted for prior capital dividends or capital distributions) multiplied by (b) a simple interest rate of 10% per annum (divided by four to adjust for quarterly calculations) multiplied by (B) the weighted average number of shares of common stock outstanding. An affiliate of the Manager was entitled to a similar incentive return from Newcastle Holdings.

| | Amounts Earned (Incurred) (In Millions) | | |
|---|---|---|---|
| | 2002 | 2001 | 2000 |
| Management Fee to Manager | ($4.3) | ($ 4.8) | ($5.1) |
| Expense Reimbursements to Manager | ($0.5) | ($ 0.9) | ($1.6) |
| Preferred Incentive Return to Manager | ($3.5) | ($ 2.8) | — |
| Management Fee from Fund to Managing Member | $4.5 | $ 8.9 | $8.9 |
| Management Fee from Managing Member to Manager | ($4.5) | ($ 8.9) | ($8.9) |
| Incentive Return from Fund to Managing Member | ($1.2) | $28.8 | — |
| Incentive Return from Managing Member to Manager | $0.6 | ($14.4) | — |

(tables in thousands, except per share data)

Newcastle Holdings had an investment in Fund I and an investment in Austin, which were accounted for under the equity method. Newcastle Holdings also owned an investment in the Managing Member of Fund I, which was consolidated. As a result of this investment, Newcastle Holdings was entitled to an Incentive Return from Fund I. The Manager of Newcastle and Newcastle Holdings also manages Fund I. Newcastle Holdings received a credit against management fees otherwise payable under its management agreement with the Manager for management fees and any Incentive Return paid to the Manager by Fund I in connection with Newcastle Holdings' investment in Fund I. This credit was reflected as increased return from Fund I, in Equity in Earnings (Losses) from Unconsolidated Subsidiaries, because it was structured as a reduced burden on Newcastle Holdings' return from Fund I as follows: (a) Newcastle Holdings, unlike the other Fund I Investors, did not pay a management fee to Fund I and its allocation of income from Fund I was calculated gross of any management fees, and (b) Newcastle Holdings received payments from the Manager to reimburse it for its share of Incentive Return paid to the Manager by Fund I, of which $0.5 million was received in January 2002. For a more complete discussion of these relationships, see Note 3.

In January 2001, an employee co-investment program was adopted whereby certain employees of the Manager and of Fortress Registered Investment Trust's ("FRIT") operating subsidiary would have the opportunity to invest in Fund I by purchasing part of Newcastle Holdings' investment. FRIT is Fund I's investment vehicle. The purpose of the program was to align the interests of FRIT's employees and the employees of the Manager with those of Fund I's Investors, including Newcastle Holdings, and to enable the Manager and FRIT to retain such employees and provide them with appropriate incentives and rewards for their performance. These employees were integral to the success of Newcastle Holdings and Fund I. Certain of the employees of the Manager were officers of Newcastle Holdings and Fund I and/or provided management services to Newcastle Holdings and Fund I. No employees of Fund I were officers of Newcastle Holdings or provided management services to Newcastle Holdings. Newcastle Holdings set aside $10.0 million of its commitment to Fund I for this program, of which $6.9 million was allocated, prior to the distribution of this investment to Newcastle Holdings, and financed approximately 80% of the employee investments via non-recourse loans through Austin, which were secured by such employees' interest in Fund I. The remaining 20% was funded by cash payments from each of the employees. The loans, which were included in Due from Affiliates, bore interest at 10%, which was payable currently from distributions from Fund I, and matured upon liquidation of Fund I. The principal balance of, and any unpaid interest on, these loans was payable at maturity. At December 31, 2001, Austin was owed $3.2 million of principal and less than $0.1 million of interest in connection with this financing. The Manager would fund up to $0.1 million of the purchase price of these commitments on behalf of employees.

At December 31, 2002, Due To Affiliates is comprised $1.0 million of Incentive Return payable and $0.3 million of management fees and expense reimbursements payable.

## 11. COMMITMENTS AND CONTINGENCIES

***CBO III Deposit***—Newcastle has the option to purchase certain real estate securities from an investment bank. To the extent that such securities decline in value, Newcastle must either purchase such securities or lose an amount equal to the lesser of such decline or its deposit. See Note 4.

***Guarantee of Swap Payments***—In connection with the Bell Canada Securitization, Newcastle has guaranteed certain payments under an interest rate swap to be entered into in 2007, if the Bell Canada Securitization is not fully repaid by such date. Newcastle believes the fair value of this guarantee is negligible at December 31, 2002.

***Stockholder Rights Agreement***—Newcastle has adopted a stockholder rights agreement (the "Rights Agreement"). Pursuant to the terms of the Rights Agreement, Newcastle will attach to each share of common stock one preferred stock purchase right (a "Right"). Each Right entitles the registered holder to purchase from Newcastle a unit consisting of one one-hundredth of a share of Series A Junior Participation Preferred Stock, par value $0.01 per share, at a purchase price of $70 per unit. Initially, the Rights are not exercisable and are attached to and transfer and trade with the outstanding shares of common stock. The Rights will separate from the common stock and will become exercisable upon the acquisition or tender offer to acquire a 15% beneficial ownership interest by an acquiring person, as defined. The effect of the Rights Agreement will be to dilute the acquiring party's beneficial interest. Until a Right is exercised, the holder thereof, as such, will have no rights as a stockholder of Newcastle.

***Litigation***—Newcastle is a defendant in legal actions from transactions conducted in the ordinary course of business. Management, after consultation with legal counsel, believes the ultimate liability, if any, arising from such actions which existed at December 31, 2002 will not materially affect Newcastle's consolidated results of operations or financial position.

***Environmental Costs***—As a commercial real estate owner, Newcastle is subject to potential environmental costs. At December 31, 2002, management of Newcastle is not aware of any environmental concerns that would have a material adverse effect on Newcastle's consolidated financial position or results of operations.

***Debt Covenants***—Newcastle's debt obligations contain various customary loan covenants. Such covenants do not, in management's opinion, materially restrict Newcastle's investment strategy or ability to raise capital. Newcastle is in compliance with all of its loan covenants at December 31, 2002.

## 12. SUBSEQUENT EVENTS

In February 2003, Newcastle sold its entire position in agency eligible residential mortgage loans (a portion of its mortgage loan portfolio) with an aggregate unpaid principal balance of approximately $159.0 million for gross proceeds of approximately $162.6 million at a gain of approximately $0.7 million. As a result of the sale, the existing repurchase agreement allocated to the agency eligible loans was satisfied for approximately $153.9 million. Simultaneously, approximately $207.4 million of non-agency/jumbo residential mortgage loans were purchased for a price of approximately $210.2 million. In connection with this purchase, the outstanding balance of the existing repurchase agreement was increased by a net of $45.9 million, after the repayment described above.

## 13. SUMMARY PRO FORMA CONSOLIDATED STATEMENTS OF INCOME (UNAUDITED)

The unaudited pro forma consolidated statements of income are presented as if the distribution to Newcastle Holdings and the commencement of Newcastle's operations had been consummated on January 1, 2002 and 2001, respectively. The historical results of operations of the assets and liabilities treated as being distributed to Newcastle Holdings for the period prior to the commencement of Newcastle's operations have been presented as discontinued operations for those operations that constitute a component of an entity. Of the assets treated as being distributed to Newcastle Holdings, the GSA portfolio and the mortgage loans qualify as a component of an entity. The remaining operations (the "Eliminated Operations") related to the other assets and the liabilities treated as being distributed to Newcastle Holdings which are not a component of an entity have been eliminated.

The unaudited pro forma consolidated statements of income are presented for comparative purposes only, and are not necessarily indicative of what Newcastle's actual consolidated results of operations would have been for the periods presented, nor do they purport to represent the results of any future periods. In the opinion of management, all adjustments necessary to present fairly the unaudited pro forma financial information have been made.

**Consolidated Pro Forma Statement of Income**
For the Year Ended December 31, 2002

| | Historical(A) | Distributed to Newcastle Holdings — Eliminated Operations | Pro Forma |
|---|---|---|---|
| **Revenues** | | | |
| Interest and dividend income | $ 73,082 | $ (226)(B) | $ 72,856 |
| Rental and escalation income | 19,874 | — | 19,874 |
| Gain (loss) on settlement of investments | 11,417 | 29 (B) | 11,446 |
| Management fee from affiliate | 4,470 | (4,470)(B) | — |
| Incentive income from affiliate | (1,218) | 1,218 (B) | — |
| Other income | 18 | (3)(B) | 15 |
| | 107,643 | (3,452) | 104,191 |
| **Expenses** | | | |
| Interest expense | 49,527 | (2,336)(B) | 47,191 |
| Property operating expense | 8,631 | — | 8,631 |
| Loan servicing expense | 655 | — | 655 |
| General and administrative expense | 2,914 | (100)(B) | 2,814 |
| Management fees to affiliate | 9,250 | (5,345)(C) | 3,905 |
| Preferred incentive return to affiliate | 2,856 | (827)(C) | 2,029 |
| Depreciation and amortization | 3,199 | (430)(B) | 2,769 |
| | 77,032 | (9,038) | 67,994 |
| **Income Before Equity in Earnings of Unconsolidated Subsidiaries** | 30,611 | 5,586 | 36,197 |
| Equity in earnings (losses) of unconsolidated subsidiaries | 362 | (362)(B) | — |
| **Income from Continuing Operations** | $ 30,973 | $ 5,224 | $ 36,197 |
| Income from continuing operations per share of common stock, basic and diluted | $ 1.71 | | $ 1.95 |
| Weighted average number of shares of common stock outstanding, basic | 18,080 | | 18,560(D) |
| Weighted average number of shares of common stock outstanding, diluted | 18,090 | | 18,570(D) |

(A) Historical amounts were derived from Newcastle's consolidated financial statements as of and for the year ended December 31, 2002.

(B) Adjustments represent historical results of operations related to other investments treated as being distributed to Newcastle Holdings, which have been eliminated, as they will have no continuing impact on Newcastle's operations, as follows:

December 31, 2002, 2001 and 2000
(tables in thousands, except per share data)

| Caption | Related Investment | | | | |
|---|---|---|---|---|---|
| | Austin Holdings | Fortress Investment Fund | ICH[(i)] | Corporate | Total |
| Interest and dividend income | $ — | $ (35) | $— | $ (191) | $ (226) |
| Gain on settlement of investments | — | — | 29 | — | 29 |
| Management fee from affiliate | — | (4,470) | — | — | (4,470) |
| Incentive income from affiliate | — | 1,218 | — | — | 1,218 |
| Other income | — | — | — | (3) | (3) |
| Interest expense | — | — | — | (2,336)[(ii)] | (2,336) |
| General and administrative expense | — | — | — | (100)[(iii)] | (100) |
| Depreciation and amortization | — | (329) | — | (101)[(iv)] | (430) |
| Equity in earnings of unconsolidated subsidiaries | (59) | (303) | — | — | (362) |

(i) Relates to assets acquired in the ICH transaction which were sold prior to the commencement of Newcastle's operations.

(ii) Represents interest on Newcastle Holdings' line of credit.

(iii) Represents data processing expenses, state and local taxes, and professional fees related directly to entities and assets treated as being distributed to Newcastle Holdings.

(iv) Represents depreciation of furniture, fixtures and equipment treated as being distributed to Newcastle Holdings.

(C) Management fees related to the Fund I Managing Member's agreement with Fund I ($4.5 million) have been eliminated as they will have no continuing impact on Newcastle's operations. Management fees related to Newcastle Holdings' management agreement with the Manager have been allocated pro rata between continuing operations and operations related to assets distributed to Newcastle Holdings, based on pro forma equity; incentive return has been allocated based on the investments which generated such return. Newcastle notes that it will not be responsible for management fees or incentive return related to the investments or equity distributed to Newcastle Holdings. The actual management fee charged to Newcastle is based upon actual equity, as defined. Accordingly, management fees have been allocated between the operations treated as being distributed to Newcastle Holdings and Newcastle's continuing operations based upon the same methodology.

(D) Includes approximately 0.5 million shares of common stock deemed to be issued for pro forma statement of income purposes only, which would generate incremental proceeds sufficient to offset Newcastle Holdings' dividends in excess of earnings for the period from January 1, 2002 through July 12, 2002 of $6.7 million.

## Consolidated Pro Forma Statement of Income

For the Year Ended December 31, 2001

| | Historical[(A)] | Distributed to Newcastle Holdings<br>Eliminated Operations | Pro Forma |
|---|---|---|---|
| **Revenues** | | | |
| Interest and dividend income | $ 48,913 | $ (1,204)[(B)] | $47,709 |
| Rental and escalation income | 20,053 | — | 20,053 |
| Gain (loss) on settlement of investments | 8,438 | (1,033)[(B)] | 7,405 |
| Management fee from affiliate | 8,941 | (8,941)[(B)] | — |
| Incentive income from affiliate | 28,709 | (28,709)[(B)] | — |
| Other income | 68 | (25)[(B)] | 43 |
| | 115,122 | (39,912) | 75,210 |
| **Expenses** | | | |
| Interest expense | 35,863 | (3,204)[(B)] | 32,659 |
| Property operating expense | 8,695 | — | 8,695 |
| Loan servicing expense | 254 | (11) | 243 |
| General and administrative expense | 1,568 | (338)[(B)] | 1,230 |
| Management fees to affiliate | 14,687 | (11,045)[(C)] | 3,642 |
| Preferred incentive return to affiliate | 17,188 | (17,188)[(C)] | — |
| Depreciation and amortization | 3,574 | (1,007)[(B)] | 2,567 |
| | 81,829 | (32,793) | 49,036 |

(continued)

| | Historical[A] | Distributed to Newcastle Holdings Eliminated Operations | Pro Forma |
|---|---|---|---|
| **Income Before Equity in Earnings of Unconsolidated Subsidiaries** | 33,293 | (7,119) | 26,174 |
| Equity in earnings (losses) of unconsolidated subsidiaries | 2,807 | (2,807)[B] | — |
| **Income from Continuing Operations** | $ 36,100 | $ (9,926) | $26,174 |
| Income from continuing operations per share of common stock, basic and diluted | $ 2.19 | | $ 1.54 |
| Weighted average number of shares of common stock outstanding, basic and diluted | 16,493 | | 16,973[D] |

(A) Historical amounts were derived from Newcastle's consolidated financial statements as of and for the year ended December 31, 2001.

(B) Adjustments represent historical results of operations related to other investments treated as being distributed to Newcastle Holdings, which have been eliminated, as they will have no continuing impact on Newcastle's operations, as follows:

| | Related Investment | | | | |
|---|---|---|---|---|---|
| Caption | Austin Holdings | Fortress Investment Fund | ICH[i] | Corporate | Total |
| Interest and dividend income | $ — | $ (647) | $ — | $ (557)[ii] | $ (1,204) |
| Gain on settlement of investments | — | — | (1,984) | 951 [iii] | (1,033) |
| Management fee from affiliate | — | (8,941) | — | — | (8,941) |
| Incentive income from affiliate | — | (28,709) | — | — | (28,709) |
| Other income | — | — | — | (25) | (25) |
| Interest expense | — | — | — | (3,204)[vi] | (3,204) |
| General and administrative expense | — | — | — | (338)[v] | (338) |
| Depreciation and amortization | — | (560) | — | (447)[vi] | (1,007) |
| Equity in earnings of unconsolidated subsidiaries | 2,553 | (5,360) | — | — | (2,807) |

(i) Relates to assets acquired in the ICH transaction which were sold prior to the commencement of Newcastle's operations.

(ii) Represents interest on corporate cash balances and dividends on equity investments sold prior to the commencement of Newcastle's operations.

(iii) Represents a loss on the sale of equity investments sold prior to the commencement of Newcastle's operations.

(iv) Represents interest on Newcastle Holdings' line of credit.

(v) Represents data processing expenses, state and local taxes, and professional fees related directly to entities and assets treated as being distributed to Newcastle Holdings.

(vi) Represents depreciation of furniture, fixtures and equipment treated as being distributed to Newcastle Holdings.

(C) Management fees related to the Fund I Managing Member's agreement with Fund I ($8.9 million) have been eliminated as they will have no continuing impact on Newcastle's operations. Management fees related to Newcastle Holdings' management agreement with the Manager have been allocated pro rata between continuing operations and operations related to assets distributed to Newcastle Holdings, based on pro forma equity; incentive return has been allocated based on the investments which generated such return. Newcastle notes that it will not be responsible for management fees or incentive return related to the investments or equity distributed to Newcastle Holdings. The actual management fee charged to Newcastle is based upon actual equity, as defined. Accordingly, management fees have been allocated between the operations treated as being distributed to Newcastle Holdings and Newcastle's continuing operations based upon the same methodology.

(D) Includes approximately 0.5 million shares of common stock deemed to be issued for pro forma statement of income purposes only, which would generate incremental proceeds sufficient to offset Newcastle Holdings' dividends in excess of earnings for the period from January 1, 2002 through July 12, 2002 of $6.7 million.

(tables in thousands, except per share data)

## 14. SUMMARY QUARTERLY CONSOLIDATED FINANCIAL INFORMATION (UNAUDITED)

The following is unaudited summary information on Newcastle's quarterly operations. The distribution of investments, and related liabilities, to Newcastle Holdings and the commencement of Newcastle's independent operations occurred at the beginning of the quarter ended September 30, 2002. Therefore, periods prior to this quarter are not reflective of Newcastle's ongoing operations nor are they comparable to subsequent quarters.

| | Quarter Ended | | | | Year Ended |
|---|---|---|---|---|---|
| | 3/31/02(A) | 6/30/02(A) | 9/30/02(A) | 12/31/02 | 12/31/02 |
| Gross revenues | $ 9,951 | $ 39,086 | $ 27,841 | $ 30,765 | $107,643 |
| Operating expenses | (868) | (13,115) | (4,447) | (5,876) | (24,306) |
| Operating income | 9,083 | 25,971 | 23,394 | 24,889 | 83,337 |
| Interest expense | (8,069) | (13,440) | (13,483) | (14,535) | (49,527) |
| Depreciation and amortization | (850) | (938) | (695) | (716) | (3,199) |
| Equity in earnings of unconsolidated subsidiaries | (452) | 814 | — | — | 362 |
| Income (loss) from continuing operations | (288) | 12,407 | 9,216 | 9,638 | 30,973 |
| Income (loss) from discontinued operations | 1,159 | 981 | (1,712) | 94 | 522 |
| Preferred dividends and related accretion | (638) | (524) | — | — | (1,162) |
| Income available for common stockholders | $ 233 | $ 12,864 | $ 7,504 | $ 9,732 | $ 30,333 |
| Net income per share of common stock, basic and diluted | $ 0.01 | $ 0.78 | $ 0.46 | $ 0.43 | $ 1.68 |
| Income (loss) from continuing operations per share of common stock, after preferred dividends and related accretion, basic and diluted | $ (0.06) | $ 0.73 | $ 0.56 | $ 0.42 | $ 1.65 |
| Income (loss) from discontinued operations per share of common stock, basic and diluted | $ 0.07 | $ 0.05 | $ (0.10) | $ 0.01 | $ 0.03 |
| Weighted average number of shares of common stock outstanding, basic | 16,489 | 16,489 | 16,489 | 22,804 | 18,080 |
| Weighted average number of shares of common stock outstanding, diluted | 16,489 | 16,489 | 16,489 | 22,843 | 18,090 |

| | Quarter Ended | | | | Year Ended |
|---|---|---|---|---|---|
| | 3/31/01(A) | 6/30/01(A) | 9/30/01(A) | 12/31/01 | 12/31/01 |
| Gross revenues | $26,531 | $20,828 | $ 47,622 | $20,141 | $115,122 |
| Operating expenses | (6,737) | (5,827) | (22,243) | (7,585) | (42,392) |
| Operating income | 19,794 | 15,001 | 25,379 | 12,556 | 72,730 |
| Interest expense | (9,823) | (8,691) | (8,546) | (8,803) | (35,863) |
| Depreciation and amortization | (831) | (887) | (910) | (946) | (3,574) |
| Equity in earnings of unconsolidated subsidiaries | (346) | 1,471 | 760 | 922 | 2,807 |
| Income from continuing operations | 8,794 | 6,894 | 16,683 | 3,729 | 36,100 |
| Income (loss) from discontinued operations | 2,902 | 1,647 | 1,513 | 1,509 | 7,571 |
| Preferred dividends and related accretion | (630) | (634) | (638) | (638) | (2,540) |
| Income available for common stockholders | $11,066 | $ 7,907 | $ 17,558 | $ 4,600 | $ 41,131 |
| Net income per share of common stock, basic and diluted | $ 0.67 | $ 0.48 | $ 1.06 | $ 0.28 | $ 2.49 |
| Income from continuing operations per share of common stock, after preferred dividends and related accretion, basic and diluted | $ 0.49 | $ 0.38 | $ 0.97 | $ 0.19 | $ 2.03 |
| Income (loss) from discontinued operations per share of common stock, basic and diluted | $ 0.18 | $ 0.10 | $ 0.09 | $ 0.09 | $ 0.46 |
| Weighted average number of shares of common stock outstanding, basic and diluted | 16,500 | 16,494 | 16,489 | 16,489 | 16,493 |

(A) The Income Available for Common Stockholders shown agrees with Newcastle's quarterly report(s) on Form 10-Q as filed with the Securities and Exchange Commission. However, individual line items vary from such report(s) due to the operations of properties sold, or classified as held for sale, during the current period being retroactively reclassified to Income from Discontinued Operations for all periods presented (see Note 5).

## Report of Independent Auditors

To the Board of Directors and Stockholders of
Newcastle Investment Corp.

We have audited the accompanying consolidated balance sheets of Newcastle Investment Corp. and subsidiaries (the "Company") as of December 31, 2002 and 2001, and the related consolidated statements of income, stockholders' equity and redeemable preferred stock, and cash flows for each of the three years in the period ended December 31, 2002. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of the Newcastle Investment Corp. and subsidiaries at December 31, 2002 and 2001, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 2002 in conformity with accounting principles general accepted in the United States.

As discussed in Note 2 to the consolidated financial statements, in 2001 the Company adopted Statement of Financial Accounting Standards No. 133, "Accounting for Derivative Instruments and Hedging Activities," as amended by Statement of Financial Accounting Standards No. 138, "Accounting for Derivative Instruments and Certain Hedging Activities."

Ernst & Young LLP

February 11, 2003, except for note 12
as to which the date is February 28, 2003
New York, New York

## Market for Registrant's Common Equity and Related Stockholder Matters

Our common stock has been listed and is traded on the New York Stock Exchange (NYSE) under the symbol "NCT" since our initial public offering in October 2002. The following table sets forth, for the periods indicated, the high, low and last sale prices in dollars on the NYSE for our common stock and the distributions we declared with respect to the periods indicated.

| | High | Low | Last Sale | Distributions Declared |
|---|---|---|---|---|
| 2002 | | | | |
| July 12, 2002 through September 30, 2002 | N/A | N/A | N/A | $0.40 |
| October 1, 2002 through October 9, 2002(1) | N/A | N/A | N/A | $0.06 |
| October 10, 2002 through December 31, 2002 | $15.97 | $12.38 | $15.97 | $0.39(2) |
| 2003 | | | | |
| First Quarter | $ 16.83 | $ 15.46 | $ 16.73 | $ 0.45(3) |

(1) Represents the portion of the fourth quarter of 2002 prior to our initial public offering.
(2) When combined with the $0.06 paid for the period October 1 through October 9, represents a regular quarterly dividend of $0.45 per share.
(3) For the first quarter.

We intend to continue to declare quarterly distributions on our common stock. No assurance, however, can be given as to the amounts or timing of future distributions as such distributions are subject to our earnings, financial condition, capital requirements and such other factors as our board of directors deems relevant.

On April 15, 2003, the closing sale price for our common stock, as reported on the NYSE, was $17.06. As of April 15, 2003, there were approximately five record holders of our common stock. This figure does not reflect the beneficial ownership of shares held in nominee name.

The record holders described above include Newcastle Holdings, which held 16,486,339 shares of our common stock as of such date. Newcastle Holdings has informed us that it may make a distribution to its stockholders of its holdings of our common stock. However, Newcastle Holdings has agreed with Bear, Stearns & Co. Inc. not to distribute our common stock to its stockholders prior to April 10, 2003 without the consent of Bear Stearns.

### Equity Compensation Plan Information

| Plan Category | Number of Securities to be Issued Upon Exercise of Outstanding Options | Weighted Average Exercise Price of Outstanding Options | Number of Securities Remaining Available for Future Issuance Under Equity Compensation Plans |
|---|---|---|---|
| Equity compensation plans previously approved by stockholders: Newcastle Investment Corp. Nonqualified Stock Option and Incentive Award Plan | 704,000 | $13.00 | (A) |
| Equity compensation plans not approved by stockholders: None. | | | |

(A) The maximum available for issuance each year is equal to 15% of the number of outstanding equity interests, subject to a maximum of 10,000,000 shares in the aggregate over the term of the plan.

# Corporate Information

**BOARD OF DIRECTORS**

**Wesley R. Edens**
*Chairman and Chief Executive Officer*
*Fortress Investment Group LLC*

**David J. Grain**
*President*
*Pinnacle Holdings Inc.*

**Stuart A. McFarland**[1]
*Managing Partner*
*FCCA*

**David K. McKown**[1]
*Eaton Vance Management*

**Peter M. Miller**[1]
*JNC Financial Markets LLC*

[1]Audit Committee Member

**CORPORATE OFFICERS**

**Wesley R. Edens**
*Chairman and Chief Executive Officer*

**Kenneth M. Riis**
*President*

**Jonathan Ashley**
*Chief Operating Officer*

**Debra A. Hess**
*Chief Financial Officer*

**Randal A. Nardone**
*Secretary*

**Erik P. Nygaard**
*Chief Information Officer*

**CORPORATE HEADQUARTERS**

**Newcastle Investment Corp.**
c/o Fortress Investment Group LLC
1251 Avenue of the Americas, 16th Floor
New York, NY 10020
(212) 798-6100

**Legal Counsel**
Skadden, Arps, Slate, Meagher & Flom LLP
Four Times Square
New York, NY 10036-6522

**Independent Auditors**
Ernst & Young LLP
Five Times Square
New York, NY 10036-6522

**Stock Transfer Agent and Registrar**
American Stock Transfer & Trust Company
59 Maiden Lane
New York, NY 10038
(800) 937-5449

**Stock Exchange Listing**
Newcastle Investment Corp.'s
common stock is listed on the
New York Stock Exchange (symbol: NCT)

**Annual Meeting of Stockholders**
May 29, 2003, 8:00 a.m. EST
Four Seasons Hotel
Metropolitan Suite
57 East 57th Street
New York, NY 10022

**Investor Information Services**
Lilly H. Donohue
Director, Investor Relations
Newcastle Investment Corp.
c/o Fortress Investment Group LLC
1251 Avenue of the Americas, 16th Floor
New York, NY 10020
Tel: (212) 798-6118
Fax: (212) 798-6133
e-mail: ldonohue@fortressinv.com

**Newcastle Investment Corp. web site**
http://www.newcastleinv.com

**Forward-Looking Statements**

This report contains certain "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements relate to, among other things, the operating performance of our investments and financing needs. Forward-looking statements are generally identifiable by use of forward-looking terminology such as "may," "will," "should," "potential," "intend," "expect," "endeavor," "seek," "anticipate," "estimate," "overestimate," "underestimate," "believe," "could," "project," "predict," "continue" or other similar words or expressions. Forward-looking statements are based on certain assumptions, discuss future expectations, describe future plans and strategies, contain projections of results of operations or of financial condition or state other forward-looking information. Our ability to predict results or the actual effect of future plans or strategies is inherently uncertain. Although we believe that the expectations reflected in such forward-looking statements are based on reasonable assumptions, our actual results and performance could differ materially from those set forth in the forward-looking statements. These forward-looking statements involve risks, uncertainties and other factors that may cause our actual results in future periods to differ materially from forecasted results. Factors which could have a material adverse effect on our operations and future prospects include, but are not limited to, changes in economic conditions generally and the real estate and bond markets specifically, legislative/regulatory changes (including changes to laws governing the taxation of real estate investment trusts), availability of capital, interest rates and interest rate spreads, generally accepted accounting principles and policies and rules applicable to REITs.



April, 2003

NEWCASTLE Investment Corp

NCT LISTED NYSE

c/o Fortress Investment Group LLC
1251 Avenue of the Americas, 16th Floor
New York, NY 10020
(212) 798-6100